UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended May 31, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-31968

CHRONOSCALE HOLDINGS CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	**42-3357005**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2440 Sand Hill Road, Suite 400, Menlo Park, California	**94025**
(Address of Principal Executive Offices)	(Zip Code)

(650) 977-4969
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	CHRN	Nasdaq Capital Market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of November 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $15,551,441, based on the closing price of the registrant's common stock on November 28, 2025.

The registrant had outstanding 145,637,452 shares of common stock as of August 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2026 annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year ended May 31, 2026, are incorporated by reference in Part III of this Form 10-K.

Table of Contents

Part I

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. You can identify these forward-looking statements through our use of words such as "will," "may," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "point to," "project," "predict," "could," "intend," "target," "potential" and other similar words and expressions of the future. Statements that contain these words and other statements that are forward-looking in nature should be read carefully because they discuss future expectations, contain projections of future results of operations or of financial positions, or state other "forward-looking" information.

These statements are based on our management's beliefs and assumptions, which are based on currently available information. Our actual results, and the assumptions on which we relied, could prove materially different from our expectations. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. There are a number of important factors that could cause our actual results to differ materially from those expressed in any forward-looking statement made by us. These factors include, but are not limited to:

- difficulties and delays in integrating the combined business resulting from the Business Combination (as defined below);
- the possibility that the anticipated benefits of the Business Combination are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies;
- customer concentration (including an inability to renew existing customer agreements) and the impact that the loss of, or a material reduction in business from, any significant customer could have on our business, financial condition and results of operations;
- limitations on our ability to attract and retain key personnel, including our executive officers and members of the board of directors;
- changes in operational and capital plans;
- higher than expected costs and expenses;
- unexpected future capital expenditures;
- economic and competitive conditions;
- the success of our risk management activities, including any failure by the Company to implement and maintain effective internal controls;
- litigation, including the potential litigation concerning the Business Combination;
- our ability to complete on acceptable terms or at all, the planned divestiture of our Legacy Ekso Business (as defined below) and to realize the expected benefits of focusing our operations on our Cloud Business (as defined below);
- cash flow and access to capital;
- conditions in the debt and equity capital markets, including the availability and costs of financing to fund our operations; and
- uncertainties related to market conditions.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with that may cause our actual results to differ from those anticipated in such forward-looking statements. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K. We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess

the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We have no obligation, and expressly disclaim any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. We have expressed our expectations, beliefs and projections in good faith and believe they have a reasonable basis.

Item 1. Business

Overview

We operate our business through two wholly-owned subsidiaries: ChronoScale Corporation, a Nevada corporation (f/k/a Applied Digital Cloud Corporation, a Nevada corporation) ("Cloud"), and Ekso Bionics, Inc., a Delaware corporation ("Legacy Ekso"). Following the Holding Company Transaction (as defined and described below), Applied Digital Cloud Corporation changed its name to ChronoScale Corporation. All references to "Cloud" prior to the Holding Company Transaction are to Applied Digital Cloud Corporation and after the Holding Company Transaction, to ChronoScale Corporation. Through Cloud, we have been providing cloud services to customers at third-party colocation centers located in Colorado, Minnesota and Utah, such as artificial intelligence and machine learning developers, seeking to develop their advanced products (the "Cloud Business"). Customers pay a fixed rate in exchange for an energized space supported by Cloud-provided equipment. Through Legacy Ekso, we design, develop, and market exoskeleton and complementary products that augment human strength, endurance, and mobility (the "Legacy Ekso Business"). On May 29, 2026, our Board of Directors (the "Board") committed to a plan to divest the Legacy Ekso Business and focus operations solely on our Cloud Business, which plan was publicly announced on June 4, 2026. We expect to complete the divestiture of Legacy Ekso during fiscal year 2027. As such, our Legacy Ekso Business has been designated as "held for sale."

Recent Developments

On May 5, 2026, we consummated the previously announced business combination transaction (the "Business Combination") contemplated by that certain Contribution and Exchange Agreement (the "Contribution and Exchange Agreement"), dated February 15, 2026, by and among Ekso Bionics Holdings, Inc., a Nevada corporation ("Ekso"), APLD Intermediate HoldCo LLC, a Delaware limited liability company ("APLD Intermediate"), APLD ChronoScale HoldCo LLC, a Delaware limited liability company and a wholly-owned subsidiary of APLD Intermediate ("Contributor"), each a wholly-owned direct or indirect subsidiary of Applied Digital Corporation, a Nevada corporation ("Applied Parent"), and Cloud, which immediately prior to the consummation of the Business Combination (the "Closing") was a wholly-owned indirect subsidiary of Applied Parent and a direct subsidiary of Contributor. Upon the Closing, Ekso changed its name to "ChronoScale Corporation" and Cloud became a wholly-owned subsidiary of Ekso. Following the Closing, we operated in two distinct business segments: the Cloud Business, which operated through Cloud, and the Legacy Ekso Business, which operated through Legacy Ekso, which is a direct wholly-owned subsidiary of Ekso.

On May 29, 2026, our Board determined that the Legacy Ekso Business met the criteria to be classified as "held for sale" on our consolidated balance sheets as the Board committed to a plan to divest Legacy Ekso and the Legacy Ekso Business to focus our operations solely on the Cloud Business. The divestiture of Legacy Ekso and the Legacy Ekso Business, which was previously included as a reportable segment, represents a strategic shift in our operations and financial results and as such, we have excluded the results of this business from continuing operations and presented them in discontinued operations on the consolidated statements of operations for all periods presented in our audited consolidated financial statements included in this Annual Report on Form 10-K.

On July 1, 2026, ChronoScale Corporation completed a holding company formation transaction (the "Holding Company Transaction") pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 1, 2026, by and among ChronoScale Corporation, ChronoScale Holdings Corporation ("ChronoScale Holdings"), and CHRN Merger Sub Inc. ("Merger Sub").The Holding Company Transaction was effected as a corporate restructuring under Section 92A.134 of the Nevada Revised Statutes. As part of the Holding Company Transaction, ChronoScale Corporation contributed all of the outstanding equity interests of its wholly-owned subsidiary, Cloud, to ChronoScale Holdings pursuant to a contribution agreement, resulting in Cloud becoming a direct, wholly-owned subsidiary of ChronoScale Holdings. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into ChronoScale Corporation, with ChronoScale Corporation continuing as the surviving corporation and a wholly-owned direct subsidiary of ChronoScale Holdings. As a result of the

Holding Company Transaction, ChronoScale Holdings became the public company parent of and successor issuer to ChronoScale Corporation, and ChronoScale Corporation subsequently converted from a Nevada corporation to a Nevada limited liability company and changed its name to "ChronoScale Intermediate LLC." In addition, Applied Digital Cloud Corporation changed its name to "ChronoScale Corporation." The holding company structure better reflects our individual operating businesses, allows for and can accommodate future growth from internal operations and generally provides for greater administrative and operational flexibility.

On August 6, 2026, we changed our principal place of business to 2440 Sand Hill Road, Suite 400, Menlo Park, California 94025.

On August 6, 2026, we entered into a two-year strategic partnership with Microsoft to support the planned deployment of approximately 50 megawatts of AI compute capacity. The deployment is expected to utilize NVIDIA GB300 systems and advanced liquid-cooling infrastructure designed to support high-density, next-generation artificial intelligence and accelerated compute workloads. Upon projected completion in the first calendar quarter of 2027, the deployment is expected to expand our available compute capacity and further strengthen our position as a provider of high-performance digital infrastructure supporting AI and cloud computing applications. The deployment is subject to our ability to obtain financing on favorable terms and other customary development, construction, and operational conditions and milestones, for which there could be penalties and other credits available to our counterparty if we do not meet or perform. Please see "Risk Factors—Risks Relating to Our Business and Operations" for additional information.

Unless the context otherwise requires, references to "we," "us," "our," and the "Company" refer to Ekso Bionics Holdings, Inc. prior to the Business Combination, ChronoScale Corporation following the Business Combination and ChronoScale Holdings following the Holding Company Transaction. Following the Holding Company Transaction, the Cloud Business operates through ChronoScale Corporation, and the Legacy Ekso Business operates through Legacy Ekso, which is a direct wholly-owned subsidiary of ChronoScale Intermediate LLC (f/k/a ChronoScale Corporation).

Cloud Business

Our Cloud Business provides graphics processing unit ("GPU") computing solutions that enable customers to execute critical workloads related to artificial intelligence ("AI"), machine learning ("ML"), rendering, and other High Performance Computing ("HPC") tasks at scale in a capacity-constrained market. Our Cloud Business was among the first platforms to deploy NVIDIA's H100 GPUs, demonstrating our ability to source, integrate, and operate next-generation GPU infrastructure ahead of broader market adoption. Our Cloud Business currently operates in three states: Colorado, Minnesota, and Utah, by renting space at third-party colocation centers and providing our customer with company-owned equipment to generate revenue. As of May 31, 2026, Cloud had one customer, Together AI, which utilizes GPU capacity across all three of our colocation centers, pursuant to a master terms of service agreement originally entered into in December 2023 (as amended to date, the "Together AI Agreement"). The Together AI Agreement was most recently renewed effective March 1, 2026 for an initial term of twelve months, after which it automatically renews for successive sixty-day periods unless either party provides prior written notice of termination. Pursuant to the terms of the Together AI Agreement, we provide Together AI with access to dedicated NVIDIA H100 GPU infrastructure across multiple clusters totaling approximately 6,144 GPUs. Our services are priced at a fixed, per-GPU per-hour rate which is billed and paid monthly. All fixed, per-GPU per-hour compute usage fees are subject to change. For the year ended May 31, 2026, revenue from our Cloud Business accounted for approximately 99.5% of our total revenue. Please see "Risk Factors—Risks Relating to the Cloud Business and Operations" for additional information.

Additionally, we have secured contracts with colocation service providers to ensure secure space and energy for our Cloud Business. During the fiscal year ended May 31, 2025, we renegotiated the majority of our computing equipment finance leases to extend the amortization period on these computing equipment finance leases to five years, which is better aligned with their expected useful life. Subsequent to the year ended May 31, 2025, we further renegotiated the majority of our finance leases to extend the duration of the lease agreements, thus extending finance lease payments through fiscal year 2028.

We currently rely on one major supplier, Nvidia, for the GPU chips we offer, and plan to rely on another major supplier, AMD. Our strong relationships with our suppliers support our ability to consistently provide the latest and most advanced GPU technology available in the marketplace. As of May 31, 2026, we have deployed a total of 6,144 GPUs. As our Cloud Business moves forward, we expect to acquire and deploy additional GPUs and increase revenue.

We maintain additional deployable capacity at each of our Colorado, Minnesota and Utah locations beyond the currently contracted capacity. In the near term, we intend to offer this available capacity both to our existing customer and to prospective customers with similar high-performance computing requirements, including AI and machine learning developers, model training providers, and enterprises deploying inference workloads. We expect to offer this capacity through two consumption models: (i) GPU-as-a-Service (as defined below), under which customers receive dedicated access to GPU-accelerated infrastructure on a contracted basis, and (ii) our Token Factory (as defined below) offering, a managed inference platform under which customers consume compute on a usage-based, per-token basis without directly managing the underlying hardware. We believe offering both dedicated infrastructure and managed inference consumption models broadens our addressable customer base, improves utilization of our deployed capacity, and may reduce customer concentration over time.

Legacy Ekso Business — Discontinued Operations

Our Legacy Ekso Business designs, develops, and markets exoskeleton and complementary products that augment human strength, endurance, and mobility. The primary end market for our exoskeleton technology has been the healthcare sector, where our technology primarily serves people with physical disabilities or impairments in both physical rehabilitation and mobility. We have generated the majority of Legacy Ekso's sales from our enterprise health products, which focus on neurological rehabilitation solutions in clinical settings. The Legacy Ekso Business includes a portfolio of robotic exoskeleton products and related services focused on rehabilitation, personal mobility, and industrial applications.

On May 29, 2026, our Board determined that the Legacy Ekso Business met the criteria to be classified as "held for sale" on our consolidated balance sheets as the Board committed to a plan to divest Legacy Ekso and the Legacy Ekso Business to focus our operations solely on the Cloud Business. We expect to complete the divestiture of the Legacy Ekso Business during fiscal year 2027.

Our Growth Strategy

Our growth strategy for the Cloud Business is centered on a four-layer platform that integrates infrastructure, compute, AI platform capabilities, and implementation services. Our deployment and expansion of these platform layers are forward-looking in nature and are not yet reflected in our results of operations for the fiscal year ended May 31, 2026.

NCP (Infrastructure Layer)

Our infrastructure layer, referred to as our NeoCloud Platform ("NCP"), is expected to consist of leased data centers, secured power capacity, and network connectivity. This layer will provide the physical foundation required to support AI computing workloads.

Our strategy is to operate and manage this infrastructure, including third-party and/or affiliate colocation facilities, power resources, and network fabric available through our leased data center arrangements, which we believe are critical and supply-constrained inputs for large-scale AI deployment. We seek to design the infrastructure with redundancy across power, cooling, and connectivity to support reliability and continuous operation.

GPU-as-a-Service (Compute Layer)

On top of our infrastructure base, we expect to provide GPU-based computing resources through a "GPU-as-a-Service" model. We anticipate customers will access compute capacity either through cloud-based deployments or through dedicated, on-premises installations delivered as turnkey systems.

We will seek to utilize a unified orchestration platform to manage workloads across cloud and on-premises environments. This approach is intended to allow customers to scale usage, manage workloads across environments, and address requirements related to data residency, latency, and operational flexibility.

Token Factory (AI Platform Layer)

Our platform layer, referred to as the "Token Factory," is expected to provide an inference and workload management system that allows customers to access and manage AI workloads through a centralized gateway.

The platform will include capabilities to ingest, route, process, and monitor AI requests, as well as track usage and performance. It will be designed to enable customers to consume AI services through a usage-based model in which activity is measured and logged at the application level.

The Token Factory will also incorporate functionality intended to support governance, model selection, and performance visibility, including routing to different models and monitoring utilization across users and workloads.

ChronoScale Foundry (Enterprise AI)

Our enterprise AI foundry, referred to as "ChronoScale Foundry," is a managed platform that enables organizations to build, run, and govern agentic AI workflows within their own environment. ChronoScale Foundry provides lifecycle management for enterprise agents — from development through deployment and runtime governance — while keeping agents, enterprise data, and workflow state inside the customer's boundary, supporting sovereignty, security, and compliance requirements. ChronoScale Foundry can be deployed on-premises, including through partner platforms and integrates with our broader platform, including Token Factory for governed inference. We believe ChronoScale Foundry positions us to capture enterprise demand as organizations move from AI experimentation to production-scale agentic deployments requiring auditability, policy enforcement, and operational control.

Outcome Engineers (Services Layer)

Our services layer is expected to consist of personnel referred to as “Outcome Engineers,” which will include both technical engineers and domain-specific specialists. These teams will aim to support customer implementation by integrating platform capabilities into customer environments and assisting with deployment and optimization.

Outcome Engineers are intended to facilitate adoption by helping customers identify use cases, configure systems, and monitor performance relative to operational objectives. This approach is designed to reduce implementation complexity and support continued utilization of the platform.

Our team has experience in deploying and managing large-scale AI infrastructure and enterprise platforms, covering over 250,000 GPUs, including rapid parallel deployments, bring up of AI compute, AI network fabric, multi-exabyte-level storage platforms, and operating them over several years with greater uptime, thereby increasing the productive value out of those massive investments. This operational experience and expertise inform the design and implementation of scalable AI infrastructure for enterprise and service providers (customers).

Strategic Partnerships

In August 2026, we announced a strategic partnership with Nutanix, Inc. (NASDAQ: NTNX) ("Nutanix") to jointly deliver enterprise-ready AI infrastructure. The partnership is expected to enable enterprises to extend Nutanix on-premises environments into our GPU-as-a-Service capacity, access pre-paid inference through ChronoScale Token Factory, and deploy ChronoScale Foundry for agentic AI workflows within their own environments. The framework includes joint go-to-market, solution development, and technical integration, and is expected to be implemented through one or more definitive agreements.

We intend to pursue similar strategic partnerships globally over time to extend the reach of our platform and accelerate enterprise AI adoption worldwide.

Competition

The AI cloud market is highly competitive and continues to evolve rapidly. Our primary competitors are cloud service providers, such as CoreWeave, Crusoe Energy, Lambda Labs, and Nebius Group. As we navigate this competitive landscape, we strive to innovate and differentiate our services to attract and retain customers.

Many of our competitors offer more locations in more markets worldwide and have well-established international operations. Many of our competitors may have significant advantages over us, including greater name recognition, longer operating histories, higher operating margins, pre-existing relationships with current or potential customers, the capacity to provide the same or additional products and services at a lower cost, more significant marketing budgets and other financial and operational resources, more robust internal controls and systems, and better established, more extensive scale and lower cost suppliers and supplier relationships.

Industry Trends

The cloud computing and AI infrastructure markets have experienced significant growth and development in recent years, driven by rapid advancements in machine learning, natural language processing and computer vision, as well as increased adoption of artificial intelligence-enabled applications across a broad range of industries. Organizations are increasingly investing in AI technologies to enhance productivity, automate workflows, improve decision-making, and develop new products and services. As AI adoption expands, the demand for highly scalable computing infrastructure capable of supporting AI training, inference, and other compute-intensive workloads has increased substantially.

Energy availability, cost, and sustainability have become critical considerations in the deployment and operation of digital infrastructure. Data centers are increasingly being located and designed with access to reliable, low-cost power sources, including renewable energy, alongside advanced cooling technologies to improve efficiency and reduce environmental impact. At the same time, increasing power demands—driven in part by AI workloads—are placing pressure on existing grid infrastructure, creating both challenges and opportunities for operators with differentiated access to power and integrated energy solutions.

The development and deployment of advanced AI models require large-scale accelerated cloud computing environments comprised of specialized GPUs, high-performance networking and scalable storage architectures. These workloads place significantly greater demands on computing infrastructure than traditional enterprise applications, increasing demand for purpose-built platforms optimized for performance, reliability and efficiency.

We operate in the market for AI infrastructure and AI compute services, which has expanded rapidly as enterprises and cloud service providers scale the training and inference of large AI models. Third-party industry sources project substantial continued growth in AI infrastructure spending. UBS estimates global AI capital expenditures of approximately $423 billion in 2025, rising to approximately $571 billion in 2026, and approximately $1.3 trillion by 2030, representing a compound annual growth rate of approximately 25%. According to International Data Corporation (IDC), which measures AI infrastructure hardware only (servers, storage, and networking, and excluding software and services), worldwide AI infrastructure spending is projected to reach approximately $487 billion in 2026, representing approximately 53% year-over-year growth, and to exceed $1 trillion by 2029, reflecting a five-year compound annual growth rate of approximately 31%. This growth reflects a broader shift toward sustained, long-term investment in GPU-based compute as organizations deploy and scale AI capabilities.

Within this market, we believe demand is increasingly driven by AI inference workloads, which run continuously in production to serve deployed applications, as distinguished from AI model training, which represents a more periodic investment associated with model development and updates. According to Gartner, end-user spending on AI-optimized Infrastructure-as-a-Service (“IaaS”) is projected to total approximately $37.5 billion in 2026, of which approximately 55% is expected to support inference workloads, increasing to more than 65% by 2029.

We believe these trends, and in particular the shift toward inference-driven demand, represent a significant opportunity for our GPU infrastructure and AI service offerings.

This Annual Report on Form 10-K contains statistical data, estimates, and forecasts concerning our industry and the markets in which we operate that are based on independent industry publications and other publicly available information, including publications and reports by UBS, Gartner, and International Data Corporation (IDC). Although we believe these third-party sources to be reliable, we have not independently verified the data, estimates, or forecasts obtained from these sources and cannot guarantee their accuracy or completeness. Industry projections, assumptions, and estimates of future market opportunity are inherently subject to a high degree of uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause actual results to differ materially from those expressed in the estimates made by these third-party sources and by us.

Data Center Footprint

We currently rent colocation centers with approximately 14 megawatts (“MW”) in total capacity spread across three colocations, all of which currently serve our existing customer. We aim to expand the existing colocations with additional GPU deployment(s) as part of our growth strategy. In addition, we have plans to add colocation centers with significant additional capacity in late calendar Q4 2026 and Q1 2027. We are also working with colocation providers to add small

compute footprints, offering edge inferencing services to our anticipated customers by leveraging in-house software for optimized routing.

Regulatory

The regulatory landscape applicable to cloud computing, AI and accelerated computing infrastructure continues to evolve. As a provider of cloud-based accelerated computing services, we are subject to a variety of federal, state, local and international laws and regulations relating to, among other matters, data privacy and security, artificial intelligence governance, trade compliance, export controls, energy usage and environmental matters.

In the United States and other jurisdictions in which we operate, governmental authorities are increasingly evaluating regulatory frameworks governing the development and deployment of artificial intelligence technologies and the infrastructure that supports them. In addition, policymakers and regulators continue to focus on issues relating to data protection, cybersecurity, responsible AI development, energy consumption and the operation of large-scale digital infrastructure.

We are also subject to economic sanctions, export control laws and other trade-related requirements. Given the nature of our business and our reliance on advanced computing hardware, we closely monitor developments relating to export controls affecting the semiconductor and advanced computing industries, including regulations that may impact the procurement, deployment or use of certain computing equipment. We also monitor regulatory initiatives that could impose additional obligations on providers of IaaS offerings, including customer identification, reporting and transaction monitoring requirements.

In addition, we consider regulatory developments affecting the jurisdictions in which our colocation facilities operate, including those related to energy availability, power consumption, environmental compliance and infrastructure operations. As demand for AI and high-performance computing continues to increase, regulatory oversight of energy-intensive computing infrastructure may continue to expand.

We are committed to maintaining compliance with applicable laws and regulations and actively monitor legislative and regulatory developments that may affect our business. As regulatory frameworks continue to evolve, compliance obligations and associated costs may increase, and failure to comply with applicable requirements could result in investigations, enforcement actions, penalties or other adverse consequences.

Employees and Human Capital Resources

During fiscal year 2026, we invested significantly in our workforce to retain and attract top-tier employees. We expanded our employee base and promoted individuals internally to critical positions. As of May 31, 2026, the Cloud Business employed approximately 31 full-time employees across various departments, including operations, engineering, sales, administration, finance, and marketing, and Legacy Ekso employed approximately 53 full-time employees and four part-time employees. We also engage consultants and contractors as needed to supplement our permanent workforce.

In addition to competitive cash compensation, we provide employees with comprehensive health benefits, paid parental leave, paid time off, and additional benefits. We aim to attract a diverse pool of top candidates and foster their career growth by hiring the best talent, regardless of educational background. We seek candidates from local communities and large cities, with diverse backgrounds. We are committed to providing each employee with a long-term, growth-oriented career. We believe our ability to retain our workforce depends on fostering a sustainably safe, respectful, fair and inclusive environment that promotes diversity, equity and inclusion within and outside the business.

Diversity, Equity, and Inclusion

We support diversity and inclusion within our workplace framework, fostering an environment conducive to employee growth. Our policies are strategically structured to advance equity and regard for all individuals. We actively endorse and welcome diverse backgrounds, experiential perspectives, and varying opinions, with a strategic objective to establish a workplace ecosystem where equal avenues for success are accessible to all. We are committed to maintaining a workforce that reflects high standards of integrity, professionalism, and compliance with applicable federal, state, and local laws. We maintain standards of conduct designed to support a respectful, safe, and productive work environment, and we expect employees to adhere to these standards in the performance of their duties. We have established processes to address

employee concerns, including mechanisms for reporting potential violations, and are committed to investigating such matters and taking appropriate corrective action. Through these policies and practices, we seek to support our workforce and uphold our commitment to ethical business operations.

Compensation and Benefits

Our compensation schemes are structured to incentivize the recruitment, retention, and motivation of personnel to pursue our long-term objectives. We conduct rigorous evaluations, benchmarking salaries and wages against quantitative metrics, and adjust monetary compensations to ensure competitive alignment with employee roles, skill levels, tenure, and geographic considerations. Our commitment to pay equity is reinforced by a robust process that facilitates merit-based increases in incentives and compensation tied to performance.

Furthermore, our benefits portfolio encompasses various offerings, including medical, dental, and vision insurance coverage for employees and their dependents, various paid and unpaid leave options, and life and disability/accident insurance coverage.

Environmental Impact

Our operations involve providing accelerated compute infrastructure for AI, machine learning and high-performance computing workloads, which require significant electrical power and supporting technical infrastructure. We deploy company-owned computing equipment, including GPU-based systems, within third-party colocation facilities, and our overall environmental footprint is influenced by the energy usage and operational practices of these facilities. Accordingly, factors such as regional energy sources and facility efficiency affect the environmental characteristics of our services.

We seek to manage energy usage through operational practices such as infrastructure optimization, equipment selection and workload management, with the objective of improving efficiency and supporting scalable deployments. In addition, our operations involve the procurement, maintenance and lifecycle management of specialized computing equipment, and we aim to handle such equipment in accordance with applicable environmental and waste management requirements.

Our business is subject to applicable federal, state and local environmental laws and regulations relating to areas such as energy usage, waste handling and workplace safety. We incorporate environmental considerations into our operational planning and expect these considerations to remain an important aspect of our infrastructure strategy as we continue to scale our platform.

Customers

As of May 31, 2026, our Cloud Business served one customer. We have material customer concentration, which is common in the cloud infrastructure industry, and expect that one or a limited number of customers will continue to account for a substantial portion of our revenue for the foreseeable future.

Corporate Information

Our executive office is located at 2440 Sand Hill Road, Suite 400, Menlo Park, CA, 94025, and our phone number is (650) 977-4969. Our principal website address is www.chronoscale.com.

We make available free of charge, through the Investor Relations link on our website, access to press releases and investor presentations, as well as all materials that we file electronically with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. In addition, the SEC maintains an Internet website, www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

Item 1A. Risk Factors

An investment in our common stock is speculative and illiquid and involves a high degree of risk including the risk of a loss of your entire investment. You should carefully consider the risks and uncertainties described below and the other information contained in this report and our other reports filed with the SEC. The risks set forth below are not the only

ones facing us. Additional risks and uncertainties may exist that could also adversely affect our business, operations and financial condition. If any of the following risks actually materialize, our business, financial condition and/or operations could suffer. In such event, the value of our common stock could decline, and you could lose all or a substantial portion of the money that you paid for our common stock.

Risk Factors Summary

We are providing the following summary of the risk factors contained in this Annual Report on Form 10-K to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors contained herein in their entirety for additional information regarding the material factors that make an investment in our securities speculative or risky. These risks and uncertainties include, but are not limited to, the following:

- Combining our Legacy Ekso Business and Cloud Business may be more difficult, costly and time-consuming than expected, which may adversely affect our results and negatively affect the value of our common stock.
- We expect to need to raise external funds to support our business plan. Such capital raises are expected to cause dilution to our stockholders.
- We are a “controlled company” under Nasdaq’s corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. As a result, investors in the Company do not have the same protections afforded to stockholders of companies that are subject to such requirements.
- Commencing November 30, 2026 (the end of our second fiscal quarter), we will no longer qualify as a smaller reporting company and will be subject to additional laws and regulations affecting public companies that will increase our costs and the demands on management and could harm our operating results.
- We have a history of net losses and may continue to incur net losses for the foreseeable future.
- Our Cloud Business has had, and is expected to continue to have, significant customer concentration.
- Failure to attract, grow and retain a diverse and balanced customer base, including key magnet customers, could harm our business and operating results.
- Our Cloud Business’ customer has historically made advance deposits based on anticipated future usage, and may continue to do so.
- We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.
- Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.
- Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.
- We are currently dependent on a limited number of suppliers and our Cloud Business may be adversely affected if we are unable to source and acquire sophisticated hardware on acceptable terms and on time. Any supply chain disruptions, delays in delivery or increased costs could adversely affect our growth plans, financial condition and results of operations.
- Any disruption to colocation space or services from third-party providers, or our ineffective management of relationships with third parties could harm our business, financial condition, operating results, cash flows, and prospects
- Cybersecurity, physical security, and infrastructure disruptions could materially adversely affect our business.
- Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.
- Our level of debt in the future may negatively impact our liquidity, restrict our operations and ability to respond to business opportunities, and increase our vulnerability to adverse economic and industry conditions.
- Joint ventures, joint ownership arrangements and other projects pose unique challenges and we may not be able to fully implement or realize synergies, expected returns or other anticipated benefits associated with such projects.
- The loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

- We may become involved in litigation arising in the ordinary course of our business that may materially adversely affect us.
- Employee disputes or litigation and related unfavorable publicity may negatively affect our future business, financial condition, and operating results.
- Unfavorable global economic conditions and adverse developments with respect to financial institutions and associated liquidity risk could adversely affect our business, financial condition and stock price.
- The development and use of AI tools is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain. If we are unable to comply with such laws and regulations and related export controls and other regulations, or if such requirements limit our ability to implement our business model, we may be subject to litigation, investigation or penalties, and our businesses and results of operations could be negatively impacted.
- Our inability to market and close the sale of our Legacy Ekso Business that is currently held for sale and treated as discontinued operations may have a material adverse impact on our business and financial condition.
- Our stock price has been volatile and may continue to be volatile in the future; this volatility may affect your ability to, and the price at which you could, sell our common stock.
- Future issuances of our equity securities may result in dilution to existing stockholders and could adversely affect the market price of our common stock.
- We do not expect to declare or pay dividends in the foreseeable future, which may limit the return our shareholders realize on their investment.
- Provisions in our Articles (as defined below), our Bylaws (as defined below), and Nevada law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Risks Related to Our Business and Operations

Combining our Legacy Ekso Business and Cloud Business may be more difficult, costly and time-consuming than expected, which may adversely affect our results and negatively affect the value of our common stock.

The Business Combination closed on May 5, 2026 and our management has been working on integrating the Legacy Ekso Business and Cloud Business. The combination of two independent businesses is a complex, costly and time-consuming process and our management may face significant challenges in implementing such integration, many of which may be beyond the control of management, including, without limitation:

- difficulties in achieving anticipated business opportunities and growth prospects;
- the possibility of faulty assumptions underlying expectations regarding the integration process, including with respect to the intended tax efficient transactions;
- unanticipated changes in applicable laws and regulations; and
- unforeseen expenses or delays associated with the Business Combination.

Some of these factors will be outside of our control and any one of them could result in increased costs and diversion of management's time and energy, as well as decreases in the amount of expected revenue that could materially impact our business, financial condition and results of operations. The integration process and other disruptions resulting from the Business Combination may also adversely affect our relationships with employees, suppliers, customers, distributors, licensors and others with whom we have business or other dealings, and difficulties in integrating our Legacy Ekso Business and Cloud Business could harm our reputation.

If we are not able to successfully combine our Legacy Ekso Business and Cloud Business in an efficient, cost-effective and timely manner, the anticipated benefits of the Business Combination may not be realized fully, or at all, or may take longer to realize than expected, and the value of our common stock, revenues, levels of expenses and results of operations may be affected adversely. If we are not able to adequately address integration challenges, we may be unable to successfully integrate our Legacy Ekso operations and Cloud operations or realize the anticipated benefits of the Business Combination.

We expect to need to raise external funds to support our growth strategy. Such capital raises are expected to cause dilution to our stockholders.

We expect to need to raise substantial additional capital to expand our operations, pursue our growth strategies and respond to competitive pressures or unanticipated working capital requirements. We anticipate that our current and future strategic growth initiatives will be capital-intensive. We expect to raise capital through a combination of equity offerings, debt financings and potentially joint venture agreements. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our business. To the extent that we raise additional capital through the sale of equity or convertible debt securities, our stockholders' ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect stockholder rights. Debt financing or refinancing may result in the imposition of debt covenants, increased fixed payment obligations or other restrictions that may affect our business. If we engage in additional debt financing, the holders of debt likely would have priority over the holders of our common stock in order of payment preference. Furthermore, our ability to raise additional capital may be adversely impacted by global macroeconomic conditions and volatility in the credit and financial markets in the U.S. and worldwide, over which we may have no or little control. Our failure to raise capital as and when needed or on acceptable terms would have a negative impact on our financial condition and our ability to pursue our business strategy.

We are a "controlled company" under Nasdaq's corporate governance rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. As a result, investors in the Company do not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of May 31, 2026, Applied Parent, directly, and indirectly through its indirect wholly-owned subsidiary beneficially owned approximately 97% of the voting power of our outstanding common stock. As a result, we are a "controlled company" within the meaning of Nasdaq's corporate governance standards. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of our Board consists of independent directors;
- the requirement that its director nominees be selected or recommended for the Board's selection by a majority of the Board's independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with Board resolutions or a written charter, as applicable, addressing the nominations process and related matters as required under the federal securities laws; and
- the requirement that the compensation committee be composed entirely of independent directors with a written charter addressing the compensation committee's purpose and responsibilities.

As of the date of this Annual Report on Form 10-K, we are not relying on any of these exemptions. We may, however, determine to rely on these exemptions in the future (so long as we continue to remain a controlled company).

Commencing November 30, 2026 (the end of our second fiscal quarter), we will no longer qualify as a smaller reporting company and will be subject to additional laws and regulations affecting public companies that will increase our costs and the demands on management and could harm our operating results.

We currently qualify as a "smaller reporting company," which enables us to take advantage of exemptions from various requirements such as an exemption from the requirement to have our independent auditors attest to our internal control over financial reporting under Section 404, as well as reduced disclosure obligations available to smaller reporting companies in their Exchange Act reports and information statements. However, since we became a majority-owned indirect subsidiary of Applied Parent, which is not a smaller reporting company upon the closing of the Business Combination, we have determined that we will no longer qualify as a smaller reporting company as of the next measurement date, which is the end of our second fiscal quarter, November 30, 2026. As such, we will no longer qualify for these exemptions, and following a phase-in period, will be required to comply with the additional legal and regulatory requirements applicable to public companies that are not smaller reporting companies and will incur additional legal, accounting and other expenses to do so. If we are not able to comply with these requirements in a timely manner or at all, our financial condition or the market price of our common stock may be harmed.

We have a history of net losses and may continue to incur net losses for the foreseeable future.

Our Legacy Ekso Business has experienced net losses throughout our operating history, and our Cloud Business has historically relied on Applied Parent to provide financing for its operations. Consolidated net losses were $50.3 million and $72.7 million for the fiscal years ended May 31, 2026, and May 31, 2025, respectively. We are expected to continue to

experience net losses for the foreseeable future and our transition to profitability is dependent on many factors, including, favorable market conditions, continued demand for our products and successful integration of our Legacy Ekso Business with our Cloud Business. Because we have a limited operating history, it is difficult to predict our future operating results. As a combined company, we need to generate and sustain increased revenue and manage our costs to achieve profitability. We cannot predict when or whether we will reach or be able to maintain profitability.

Our Cloud Business has had, and is expected to continue to have, significant customer concentration.

During the fiscal year ended May 31, 2026, one customer accounted for all of our Cloud Business' revenue. For the year ended May 31, 2026, the revenue from our Cloud Business comprised approximately 99.5% of our total revenue. In the event that this customer chooses to terminate or not renew its contract, our operating results would suffer dramatically until we obtain replacement customers, which could have a material adverse effect on our business, results of operations and future prospects.

We expect that one or a limited number of our customers will continue to account for a high percentage of our revenue for the foreseeable future. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. If our current Cloud Business customer or future customers were to experience harm or loss due to unforeseen circumstances, it could negatively impact our business. In addition, in the event that our current Cloud Business customer or future customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our facilities, we may be compelled to lower our lease prices or risk losing our only Cloud Business customer or a significant future customer. Such developments would adversely affect our prospects and results of operations.

Failure to attract, grow and retain a diverse and balanced customer base, including key magnet customers, could harm our business and operating results.

Our ability to attract and grow a diverse and balanced customer base, consisting of cloud service providers, some of which we consider to be key magnets drawing in other customers, may affect our ability to maximize our revenues. Our ability to attract customers will depend on a variety of factors, including the presence of carriers, the overall mix of customers, the presence of key customers attracting business through ecosystems, operating reliability and security and our ability to effectively market our services. Our inability to develop, provide or effectively execute any of these factors may hinder the development, growth and retention of a diverse and balanced customer base and adversely affect our business, financial condition and results of operations.

Our Cloud Business' customer has historically made advance deposits based on anticipated future usage, and may continue to do so.

In our Cloud Business, our current customer has historically made, and future customers are expected to make, deposits to finance the equipment they intend to lease from us. If we are unable to meet the contract requirements or deliver GPU clusters to their satisfaction for any reason, we may be obligated to refund these deposits. Any such refunds or issuances of credit could have an adverse effect on our business, results of operations, and financial condition.

We may face pricing pressures as our industry evolves, and any significant or sustained reductions in pricing may reduce our margins and adversely affect our business, operating results, financial condition and future prospects.

The pricing for our key offerings continues to mature as our industry develops and competition increases. We anticipate that increasing competition may lead to further pressures on pricing and differentiation. In addition, in a weakened economy, companies that have competing products may reduce prices which could require us to reduce our average selling prices and harm our operating results. We may also encounter pricing pressure in respect of capacity for older generations of GPUs as newer generations are introduced. We may be unable to effectively calibrate our prices, whether through increases or decreases, in order to remain competitive and attract new customers and develop our existing customer base.

Given our relatively early stage of development and the immaturity of the market, there is limited experience with respect to determining the most favorable prices and pricing models for our offerings. As customer demand shifts to inference and other use cases, we may experience changing pricing dynamics. In addition, larger competitors with more diverse offerings may reduce the price of any offerings that compete with ours or may bundle them with other solutions and services. This

could lead customers to demand greater price concessions or additional functionality at the same price levels. These risks may reduce our margins and adversely affect our business, operating results, financial condition, and future prospects.

Technological developments in generative AI and inference, such as the development of AI models that require less computation power than earlier models, may result in decreased or differing demand for our offerings.

AI technologies have been developing, and will likely continue to develop, at a rapid pace. In addition, the market is immature and volatile, and it is uncertain whether it will sustain high levels of demand and market acceptance. We are unable to predict whether additional computing power will continue to be required to develop larger, more powerful AI models or to support inference or other use cases. Technological advancements with open-source AI models, devices, chip design and inference may lead to compute and other efficiencies that may impact the demand for AI services, including our offerings. Furthermore, market acceptance, understanding, and valuation of solutions and services that incorporate AI technologies are uncertain, and the perceived value of AI technologies used and/or provided by our customers could be inaccurate. Any decreased or differing demand for our offerings may adversely affect our revenue and profitability.

If we are unable to develop enhancements to and new features for our existing offerings or acceptable new offerings that keep pace with rapid technological developments, or if the AI landscape does not develop to the extent and in the manner we anticipate, our business, results of operations and financial condition will be harmed. Moreover, we may incur significant costs and experience delays in developing new offerings, or enhancing our current offerings, in order to adapt to market changes, and may not achieve our targeted return on such investment.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, which could result in our business failing to meet its growth targets, which could negatively affect our financial condition, results of operations and future prospects.

Market estimates are subject to significant uncertainty, particularly in a new and rapidly evolving market with newly emerging use cases and are based on assumptions that may not prove to be accurate and variables that change over time. Accordingly, our forecasts for market growth should not be taken as indicative of our future growth. If our assumptions about the adoption or growth rates of AI and AI cloud infrastructure prove to be inaccurate, we may fail to meet our growth targets, which could negatively affect our financial condition, results of operations and future prospects.

Our Cloud Business faces significant and evolving competition, and any inability to adapt to new and changing technologies and customer requirements or specifications could negatively affect our financial condition, results of operations and future prospects.

The market for our offerings is intensely competitive and evolving at a rapid pace. To remain competitive, we must evolve our products and differentiate our offerings from those of our competitors while the market experiences volatility, changes in customer requirements and industry standards, regulatory developments, advancements in technology, and the frequent introduction of new or improved solutions. Additionally, we may incur significant costs and may experience delays in developing new solutions and enhancements to our offerings in order to adapt to the changing AI landscape, and may not achieve our desired return on any investment. A failure to compete successfully could materially adversely affect our financial condition, results of operations and future prospects.

For our Cloud Business, our key competitors are specialized cloud service providers focused on AI, including CoreWeave, Crusoe Energy, Lambda Labs, and Nebius Group. We also compete with general purpose cloud computing providers including Amazon (AWS), Google (Google Cloud Platform), Microsoft (Azure), and Oracle. In addition, national governments have announced or launched initiatives in certain jurisdictions, including the U.S., to sponsor, support or otherwise encourage the development of AI infrastructure, which may intensify the competition in our core sector. Many of our competitors have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger customer base. We expect to continue to face intense competition from current and new entrants into the market. Our ability to compete effectively depends on a number of factors, many of which are beyond our control, including those described elsewhere in this “Risk Factors” section, and in particular:

- the potential ability of larger competitors to develop technologies more efficiently or faster than we can, and any resulting need for us to increase our expenditure on research, development and marketing to remain competitive;
- deferral of orders from customers in anticipation of new or enhanced solutions and services announced by us or our competitors or suppliers;

- the adoption of aggressive pricing policies by our competitors and resulting pricing pressures on our offerings;
- declines or changes in AI spending or demand for specialized AI cloud infrastructure or the growth rate of the AI cloud infrastructure sector generally;
- our ability to innovate, adapt our products and services to changing industry demands and client requirements to maintain high-quality customer service and attractive value proposition;
- our ability to successfully and continuously expand our businesses domestically and internationally, including our data center footprint;
- our ability to identify, complete, or integrate any acquisitions that we may undertake;
- our access to capital; and
- material security breaches, or technical difficulties with or interruptions to the use of our offerings, power shortages, inability to timely secure power, and capacity constraints.

If we are not able to compete effectively with current and future players, our Cloud Business' ability to generate income and sustainably fund development will be negatively impacted.

We are currently dependent on a limited number of suppliers and our Cloud Business may be adversely affected if we are unable to source and acquire sophisticated hardware on acceptable terms and on time. Any supply chain disruptions, delays in delivery or increased costs could adversely affect our growth plans, financial condition and results of operations.

We currently rely on Nvidia, and plan to rely on AMD, for the GPU chips we offer to our customers. The concentration of our suppliers in two suppliers exposes us to a number of risks including:

- the potentially limited availability of and access to the latest components including sophisticated GPU chips, which can be affected by suppliers' capacity and commitments to other customers;
- lack of control over production costs, delivery, availability, terms, and pricing of components;
- the potential for binding price or purchase commitments with our suppliers at higher than market rates;
- changes in market-leading technologies away from those currently offered by our existing suppliers, which could impact our ability to offer our customers the services that they are seeking;
- reliance on our current suppliers to keep up to date with technological advancements at the same rate as our customers and the market demands, including delivering next-generation components that perform significantly better than their previous versions;
- limited ability to control aspects of the quality, performance, quantity, and cost of our infrastructure or of its components;
- the prioritization by our suppliers of other customers;
- breaches of contract by our suppliers;
- impacts on our supply chain from geopolitical disputes, natural disasters or adverse public health developments, including outbreaks of contagious diseases or pandemics; and
- business, legal compliance, litigation, and financial concerns affecting our suppliers or their ability to manufacture and ship components in the quantities, quality, and manner we require.

Should we be required to change our current suppliers, our ability to meet our obligations to our customers, including scheduled compute access, could be adversely affected and our equipment may not perform at the level of quality intended, which could adversely affect our growth plans, financial condition and results of operations. In addition, our suppliers themselves rely on complex networks of third-party suppliers for semiconductor manufacturing, hardware components, and other critical inputs, which introduces further risks throughout our supply chain and over which we have no control. Any kind of disruption in the supply chain may affect our suppliers' ability to meet our requirements. To the extent any of our suppliers' businesses are impacted by business, legal compliance, litigation, and financial concerns, including regulatory scrutiny and export controls, our business may be adversely affected. For example, the use of protectionist policies including, but not limited to tariffs, reciprocal tariffs, sanctions and export controls, may impact the cost and availability of GPU chips. In the event of any supply disruption, it may not be possible for us to secure alternate sources of components in a timely and cost-effective manner, or at all.

Any disruption to colocation space or services from third-party providers, or our ineffective management of relationships with third parties could harm our business, financial condition, operating results, cash flows, and prospects.

We rely on a number of third parties for renting colocation space and for services that are essential to our business model. As we continue to build our business, we also expect to rely on third parties to lease or sell our equipment, which we then lease to our customers. In addition, we may depend upon outside advisors who may not be available on reasonable terms as needed, or at all. To supplement the business experience of our officers and directors, we may be required to employ technical experts, appraisers, attorneys, or other consultants or advisors. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. If we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services. If these third parties or other outside advisors experience difficulty providing the services we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third parties for renting colocation space or third-party service providers or employees, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and financial condition, operating results, cash flows, and prospects.

Cybersecurity, physical security, and infrastructure disruptions could materially adversely affect our business.

Our business depends on the secure and continuous operation of our hosted infrastructure and the third-party providers that support it. Cybersecurity incidents, physical security breaches, infrastructure failures, or other disruptions affecting our infrastructure or critical third-party services could materially disrupt our operations and customer services and materially adversely affect our business, financial condition, and results of operations. Although customers are generally responsible for securing the workloads they deploy on our infrastructure, cybersecurity incidents affecting those workloads may nevertheless adversely affect our customer relationships and business.

Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.

We may also experience disruptions due to mechanical failure, human error, physical or electronic security breaches, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism. Our systems may be susceptible to damage, interference, or interruption from modifications or upgrades, power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Such disruptions could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

We may be unable to deploy GPU infrastructure on the timelines committed to Microsoft, or at all, and any such delays in deployment or failure to deploy could result in significant financial penalties against us, contract termination, or loss of some or substantially all of our anticipated revenue.

We have recently entered into a two-year ordinary course GPU services agreement with Microsoft (the "Microsoft Deployment") that requires us to procure, install, and deliver large-scale NVIDIA GB300 GPU clusters at a dedicated data center facility in accordance with a fixed delivery schedule. The procurement, integration, configuration, and commissioning of GPU infrastructure at this scale is complex and subject to numerous potential points of failure, including, but not limited to, failure to secure financing in a timely manner, or at all, to fund the purchase of the GPUs from a third-party supplier, delays in the delivery of GPUs and related components from upstream suppliers, the readiness of data center mechanical, electrical, and cooling systems, the availability of skilled labor and qualified subcontractors, permitting and inspection timelines, and our dependence on third-party facility operators, original equipment manufacturers, and fiber connectivity providers. Because our deployment under the terms of the Microsoft Deployment is concentrated in a single facility and relies on a sole-source GPU supplier, any disruption at any point in the supply chain or construction process could delay our ability to meet our contractual delivery deadlines, and we may have limited or no ability to mitigate such delays through alternative sources.

Under the terms of the Microsoft Deployment, if we fail to deliver a tranche of GPU capacity by the applicable required delivery date, we are obligated to credit Microsoft with daily delay penalties. Under certain circumstances, Microsoft could

terminate a tranche entirely if the tranche is not accepted within a specified period or upon the occurrence of nonperformance. In other circumstances, Microsoft may be able to terminate the entire agreement. Upon any such termination, we are required to refund Microsoft the full amount of any upfront payments received in respect of that tranche or other prepaid amounts in the case of a whole company agreement.

Our ability to fund the capital expenditures necessary to procure GPU hardware, complete data center construction, and deliver infrastructure on the agreed upon schedule is dependent on our ability to obtain sufficient debt and/or equity financing on acceptable terms. The GPU hardware, networking equipment, and data center buildout required under the Microsoft Deployment involve substantial capital commitments that exceed our existing cash resources. If we are unable to secure adequate financing, whether due to unfavorable credit market conditions, insufficient collateral value, lender unwillingness to underwrite our credit profile, or other factors, we may be unable to place timely binding orders with our GPU supplier, or otherwise satisfy the conditions necessary to deliver tranches by their required delivery dates. Any such failure could trigger financial penalties, tranche termination rights, and upfront payment refund obligations described above. The occurrence of any of these risks, individually or in combination, could have a material adverse effect on our business, financial condition, results of operations, liquidity, and ability to continue as a going concern.

As we invest in our expansion efforts, if we fail to effectively manage our growth, our business, financial condition and results of operations could be harmed.

As we implement our growth strategy, we are subject to the strains of ongoing development and growth, which has placed, and will continue to place, significant demands on our management team and our operational and financial infrastructure. If we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results could be materially harmed.

We currently rent colocation centers with approximately 14 MW in total capacity spread across three colocations, all of which currently serve our one existing customer. We aim to expand the existing colocations with additional GPU deployment(s) as part of our growth strategy. In addition, we have plans to add colocation centers with significant additional capacity in late calendar Q4 2026 and Q1 2027. We are also working with colocation providers to add small compute footprints, offering edge inferencing services to our anticipated customers by leveraging in-house software for optimized routing.

In connection with our expansion plans, we may be required to commit significant operational and financial resources to expand existing colocations and secure additional colocation space and acquire computing equipment including GPUs, but there can be no guarantee we will have sufficient customer demand for our cloud services in those markets to justify the capacity we have contracted for. This risk may be greater in a market where we have not operated previously. Once we enter into a colocation agreement, we incur certain fixed costs under our lease and service arrangements even if customer demand for our cloud services does not materialize as expected. Consequently, if customer utilization of our cloud services is significantly below contracted colocation capacity for an extended period of time, our results of operations, business and financial condition will be adversely affected, the impact of which could be material. In addition, unanticipated technological changes could affect customer requirements for cloud services, and we may not have contracted for colocation facilities that can accommodate such requirements. If any of these developments or contingencies were to occur, it could make it difficult for us to realize expected or reasonable returns on our investments.

We may experience great difficulties in expanding and improving our services and product offerings to remain competitive. Competition from existing and future competitors, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on our results of operations, financial condition and the trading price of our common stock, which would harm our investors.

Further, while we aim to put our best effort into attracting talent and partnering with leading industry companies in this domain to keep up with the emerging trends and growth opportunities, there is no assurance that our efforts to attract talent and to identify emerging trends and growth opportunities in this business sector will be successful and as a result, we may lose out on opportunities, which could have a material adverse effect on our business, prospects or operations.

Our level of debt in the future may negatively impact our liquidity, restrict our operations and ability to respond to business opportunities, and increase our vulnerability to adverse economic and industry conditions.

We may in the future utilize debt financings in our capital structure. Our level of debt could have significant consequences, including limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes; requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes; imposing financial and other restrictive covenants on our operations, including debt service coverage requirements and limitations on our ability to (i) declare or pay dividends or repurchase shares of our common stock; (ii) purchase assets, make investments, complete acquisitions, consolidate or merge with or into, or sell, transfer or lease all or substantially all of our assets to, another person; (iii) enter into sale/leaseback transactions or certain transactions with affiliates; (iv) incur additional indebtedness; and (v) incur liens, making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures or take advantage of new opportunities to grow our business.

Our ability to meet our debt service obligations, comply with our debt covenants and deleverage depends on our cash flows and financial performance, which are affected by financial, business, economic and other factors. Failure to meet our debt service obligations or comply with our debt covenants could result in an event of default under the applicable indebtedness. We may be unable to cure, or obtain a waiver of, an event of default or otherwise amend our debt agreements to prevent an event of default thereunder on terms acceptable to us or at all. We may from time to time seek to further refinance our indebtedness by issuing additional shares of common stock or other securities that are convertible into common stock or grant the holder the right to purchase common stock, each of which may dilute our existing stockholders, reduce the value of our common stock, or both.

Joint ventures, joint ownership arrangements and other projects pose unique challenges and we may not be able to fully implement or realize synergies, expected returns or other anticipated benefits associated with such projects.

From time to time, we may be involved in strategic joint ventures and other joint ownership arrangements. We may not always be in complete alignment with our joint venture or joint owner counterparties or partners; we may have differing strategic or commercial objectives and may be outvoted by our joint venture partners or we may disagree on governance matters with respect to the joint venture entity or the jointly owned assets. When we pursue joint ventures or joint ownership arrangements, we may be subject to a number of risks, including risks around ultimately closing the contemplated transactions. In some joint ventures and joint ownership arrangements, we may not be responsible for the operation of projects and will rely on our joint venture or joint owner counterparties for such services. Joint ventures and joint ownership arrangements may also require us to expend additional internal resources that could otherwise be directed to other projects. If we are unable to successfully execute and manage our existing and any proposed joint venture and joint owner arrangements, it could adversely impact our financial and operating results.

The loss of any of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team. If our management team, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of our management team, the loss of such management personnel may significantly disrupt our business.

The loss of key members of our management team could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences and who have a sound understanding of our business. The market for highly qualified personnel in this industry is very competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, our business could be harmed.

We may become involved in litigation arising in the ordinary course of our business that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings.

Attending to such matters can be time-consuming, divert management's attention and resources, cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses and we cannot assure you that the results of any of these actions will not have a material adverse effect on our business. Adverse outcomes in such proceedings or claims could result in significant liabilities, monetary damages, fines, or injunctive relief, which may materially impact our financial condition, results of operations, or cash flows. Additionally, the uncertainty surrounding litigation and the potential for adverse publicity related to such matters could harm our reputation and brand image, affecting customer confidence and investor perception.

Employee disputes or litigation and related unfavorable publicity may negatively affect our future business, financial condition, and operating results.

We may become involved in lawsuits or other disputes relating to employment matters, such as hostile workplace, discrimination, wage and hour disputes, sexual harassment, or other employment issues. These types of claims, depending on their nature, can have a significant negative impact on businesses. Certain companies that have faced employment- or harassment-related lawsuits have had to terminate management or other key personnel and have borne economic and other costs and suffered reputational harm that has negatively impacted their business.

Unfavorable global economic conditions and adverse developments with respect to financial institutions and associated liquidity risk could adversely affect our business, financial condition and stock price.

The global credit and financial markets are currently, and have from time to time experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, rising interest and inflation rates or fluctuations in these metrics, declines in consumer confidence, declines in economic growth, increases in unemployment rates, uncertainty about legal and regulatory changes, including potential changes to tax laws, and new or increased tariffs and the potential for retaliatory tariffs and "trade wars" and consequential effects on the economy, and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of military conflict, including the ongoing conflict between Russia and Ukraine, the ongoing military conflict in the Middle East, terrorism or other geopolitical events. Sanctions imposed by the United States and other countries in response to such conflicts, including the one in Ukraine, may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability.

The development and use of AI tools is subject to intense political scrutiny and evolving, complex and potentially divergent regulatory frameworks across multiple jurisdictions, and the impact of such regulatory developments on our businesses remains uncertain. If we are unable to comply with such laws and regulations and related export controls and other regulations, or if such requirements limit our ability to implement our business model, we may be subject to litigation, investigation or penalties, and our businesses and results of operations could be negatively impacted.

We strive to comply with all laws and regulations that apply to our business. We may incur greater costs in connection with such compliance requirements than anticipated. If we fail to comply with applicable laws, regulations and requirements we may become subject to investigations, enforcement actions, civil and criminal penalties or injunctions. If any of these risks materialize, our businesses, results of operations, financial condition and future prospects could be seriously harmed.

In the U.S. market in which we operate, we must comply with various economic and trade sanctions. Given the nature of our business, we are monitoring regulatory developments concerning export controls regarding the semiconductor industry and their impact on our sourcing of equipment for our Cloud Business. In addition, we are monitoring a proposed rule from the U.S. Bureau of Industry and Security ("BIS"), which if implemented as proposed, would impose requirements on IaaS providers and their foreign resellers to verify the identity and beneficial ownership of foreign person customers and to perform related reporting to BIS, as well as provide BIS authority to restrict certain IaaS transactions with foreign persons.

We have implemented procedures and safeguards to facilitate our compliance with applicable laws and regulations concerning economic sanctions and export controls. We also conduct customary "know-your-customer" and onboarding procedures for third parties that we contract with, including suppliers and customers, in accordance with our internal policies. Notwithstanding these measures, we are unable to ensure that we have complied with all economic sanctions and export control laws and regulations, in particular given that the relevant rules implemented by some jurisdictions can be ambiguous. In addition, any failure by third parties outside of our control, our employees, representatives, contractors, partners, agents or intermediaries to comply with such laws and regulations could have negative consequences for us,

including reputational harm and penalties, and could adversely affect our business, operating results, financial condition, and future prospects.

Furthermore, changes in the enforcement or scope of existing economic sanctions and export controls, or changes in the targets of such laws and regulations, could result in an inability to export or sell our offerings to existing and potential customers with international operations, which would adversely affect our Cloud Business, results of operations and future prospects.

Our inability to market and close the sale of our Legacy Ekso Business that is currently held for sale and treated as discontinued operations may have a material adverse impact on our business and financial condition.

Our Legacy Ekso Business currently meets the criteria for held for sale and discontinued operations. To be successful in marketing and selling our Legacy Ekso Business, we and any counterparty must conduct due diligence to identify valuation issues and potential loss contingencies, negotiate transaction terms, and complete and close a potentially complex transaction. A sale of our Legacy Ekso Business may require substantial management time and resources and has the potential to divert our attention from our continuing business. A successful sale of our Legacy Ekso Business will also require the transfer of certain assets and agreements, the transfer of which may be outside of our control. If we are unable to market and sell our Legacy Ekso Business, including the transfer of certain assets and agreements, it may have a material adverse impact on our business and financial condition. In addition, there can be no assurance that we will complete the sale of the Legacy Ekso Business within our expected timeframe, or at all. Any delay in or failure to complete the sale could adversely affect our ability to focus on our continuing operations, result in additional costs and resource commitments, and have a material adverse effect on our business and financial condition.

Risks Related to Our Common Stock

Our stock price may be subject to volatility; this volatility may affect your ability to, and the price at which you could, sell our common stock.

The trading price of our common stock may be volatile in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on an investment in our securities:

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- changes in the market’s expectations about our operating results;
- relative success of our competitors;
- our operating results failing to meet the expectations of securities analysts or investors in a particular period;
- changes in financial estimates and recommendations by securities analysts concerning us and the market for our Cloud services;
- operating and stock price performance of other companies that investors deem comparable to us;
- our ability to continue to expand our operations;
- changes in laws and regulations affecting our business or our industry;
- commencement of, or involvement in, litigation;
- changes in our capital structure, such as future issuances of securities or the borrowing of additional debt;
- the volume of shares of our common stock available for public sale pursuant to an effective registration statement or exemption from registration requirements;
- any major change in our Board or management;
- sales of substantial amounts of our common stock by our directors, executive officers or significant stockholders or the perception that such sales could occur;
- general economic and political conditions such as recessions, interest rates, international currency and crypto currency fluctuations and acts of war or terrorism;
- if securities or industry analysts were to not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock; and
- failure to meet certain Nasdaq conditions to maintain our listing status.

Broad market and industry factors may materially harm the market price of our common stock irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected.

The trading prices and valuations of these stocks, and of our common stock, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies that investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our common stock also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Future issuances of our equity securities may result in dilution to existing stockholders and could adversely affect the market price of our common stock.

Future operating or business decisions will cause dilution to our existing stockholders. For example, we will issue a substantial amount of equity securities or securities exercisable or convertible into equity securities in connection with strategic transactions or for financing purposes, including through one or more registered or unregistered offerings. Furthermore, a substantial majority of the outstanding shares of our common stock are freely tradable without restriction or further registration under the Securities Act so long as we are generally current on our reporting obligations under the Exchange Act, unless these shares are owned or purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. We will also make equity grants under our equity incentive plan. You will also be subject to dilution from the conversion of shares of Series B Preferred Stock, the exercise or settlement of outstanding options or restricted stock units under the ChronoScale Corporation 2026 Omnibus Equity Incentive Plan, and from the exercise of our warrants. In addition, sales or issuances of a substantial number of shares of our common stock, or other equity-related securities in the public markets, or the perception that such sales or issuances could occur, including in connection with a potential strategic transaction, could depress the market price of our common stock.

We may not achieve profitability in the near term or at all, and historically we have not been profitable. Management has historically financed our operations through external financings, from both equity and debt financings, such as our January 22, 2026 private placement offering, our registered offerings under our effective shelf registration statement, and entering into the Secured Promissory Note and Security Agreement with B. Riley Commercial Capital, LLC in September 2025. To the extent our cash on hand does not provide sufficient capital for us to achieve profitability, or we are unable to maintain profitability once initially achieved, we expect we will need to raise additional capital through future financings. To the extent we decide to conduct a financing in the future, the form of such financing may include one or more of the following: (i) registered offerings of shares of our common stock, (ii) sales of shares of our common stock under an "at the market offering" program, (iii) issuing shares of our common stock upon the exercise of warrants at reduced exercise prices, (iv) incurring indebtedness with one or more financial institutions, (v) sale of product line or technology, (vi) the factoring of trade receivables, and (vii) one or more strategic transactions. Additional funding may not be available to us on acceptable terms, or at all, or we may be required to seek other more costly or time-consuming methods. Any failure to raise capital as and when needed could have a negative impact on our financial condition and on our ability to pursue our business plans and strategies.

We do not expect to declare or pay dividends in the foreseeable future, which may limit the return our shareholders realize on their investment.

We do not expect to declare or pay dividends in the foreseeable future, as we currently intend to retain any future earnings to finance the development and expansion of our business. Therefore, holders of our common stock may not receive any return on their investment in our common stock unless and until the value of such common stock increases and they are able to sell such shares of common stock, and there is no assurance that any of the foregoing will occur. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

Provisions in our Articles (as defined below), our Bylaws (as defined below), and Nevada law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Provisions contained in our Amended and Restated Articles of Incorporation (the "Articles") and our Amended and Restated Bylaws (the "Bylaws") could make it more difficult for a third party to acquire us. Provisions of our Articles and Bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect

certain corporate actions. For example, our Articles authorize our Board to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our Board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our other series of capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our Articles establish limitations on the removal of directors and our Bylaws establish limitations on the ability of our stockholders to call special meetings.

For a more complete understanding of these provisions, please refer to the Nevada Revised Statutes and our Articles and Bylaws filed with the SEC. Although we are not currently subject to Nevada's control share law, we may become subject to Nevada’s control share law. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and it does business in Nevada or through an affiliated corporation. The law focuses on the acquisition of a “controlling interest” which means the ownership of outstanding voting shares sufficient, but for the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. The ability to exercise such voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that the acquiring person, and those acting in association with it, obtains only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to strip voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non-voting shares. The acquiring person is free to sell its shares to others. If the buyers of those shares themselves do not acquire a controlling interest, their shares do not become governed by the control share law. If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than an acquiring person, who has not voted in favor of approval of voting rights is entitled to demand fair value for the redemption of such stockholder’s shares. Nevada’s control share law may have the effect of discouraging takeovers of the corporation.

In addition to the control share law, Nevada has a business combination law which prohibits certain business combinations between Nevada corporations and “interested stockholders” for two years after the “interested stockholder” first becomes an “interested stockholder,” unless our Board approves the combination in advance or thereafter by both the Board and 60% of the disinterested stockholders. For purposes of Nevada law, an “interested stockholder” is any person who is (i) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (ii) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the corporation. The definition of the term “business combination” is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders. The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of us from doing so if they cannot obtain the approval of our Board.

We are currently a “smaller reporting company” and the reduced reporting requirements applicable to such companies may make our common stock less attractive to investors.

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, but since we became a majority-owned indirect subsidiary of Applied Parent, which is not a smaller reporting company upon the closing of the Business Combination, we have determined that we will no longer qualify as a smaller reporting company as of November 30, 2026 (the next measurement date). For so long as we remain a smaller reporting company, we have elected to take advantage of certain reduced reporting requirements. For example, we may continue to use reduced executive compensation disclosure, and, provided we are also a “non-accelerated filer,” we will not be obligated to follow the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or otherwise determine if investors will find our securities less attractive as a result of our reliance on exemptions as a smaller reporting company and/or non-accelerated filer. If some investors find our securities less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to our Legacy Ekso Business

If we fail to manage the complex and lengthy reimbursement process, our Legacy Ekso Business and operating results could be adversely affected.

The sale of Legacy Ekso's Personal Health products currently depends on reimbursements provided by third-party payors. Legacy Ekso distributes these products to end users through the Veteran’s Administration (“VA”) hospitals and through durable medical equipment (“DME”) suppliers, who pursue reimbursement from Medicare, Medicaid, or private insurance providers. The reimbursement process is complex and can involve lengthy delays, payor-specific documentation requirements, filing deadlines, pre-payment or post-payment audits, refunds of amounts received, or denials of claims. Any of these matters could adversely affect Legacy Ekso’s near-term results, sale value, or obligations while the business remains held for sale.

The markets in which our products are sold are highly competitive and continue to develop, and important assumptions about the potential market for our current and future products may be inaccurate.

We face competition within the medical devices and industrial robotics markets on the basis of product features, clinical outcomes, price, services and other factors. Our competitive position will depend on multiple, complex factors, including our ability to achieve market acceptance for our products, develop new products, implement production and marketing plans, secure regulatory approvals for products under development and protect our intellectual property. Competitors may offer, or may attempt to develop, more efficacious, safer, cheaper, or more convenient alternatives to our products, including alternatives that could make the need for robotic exoskeletons obsolete. The entry into the market of manufacturers located in low-cost manufacturing locations may also create pricing pressure, particularly in developing markets. Our future success depends, among other things, upon our ability to compete effectively against current technology, as well as to respond effectively to technological advances, and upon our ability to successfully implement our marketing strategies and execute our research and development plan. If customers do not perceive our product offerings to be of value or to be easy and comfortable to use, we may not be able to attract and retain customers. If we are unable to successfully retain existing customers and attract new customers and achieve volume sales of our products, our business, prospects, financial condition and operating results will be materially and adversely affected.

Our Legacy Ekso Business strategy is based, in part, on our estimates of the number of individuals with physical limitations and disability, and it considers the occurrence of strokes, Traumatic Brain Injuries (TBIs), SCIs and Multiple Sclerosis (MS) in our target markets and the percentage of those groups that would be able to use our current and future products. Limited sources exist to obtain reliable market data with respect to the number of mobility-impaired individuals and the occurrences of Acquired Brain Injury (ABIs), SCIs and strokes in our target markets. In addition, we are not aware of any third-party reports or studies regarding the percentage of patients with limited mobility and/or SCIs who are able to use exoskeletons, in general, or our current or planned future products, in particular. Our assumptions regarding our addressable markets may be inaccurate and may change. If our estimates of our current or future addressable market are incorrect, our business may not develop as we expect, and the price of our common stock may suffer.

Furthermore, the markets for medical and industrial robotic exoskeletons are continuing to develop. We cannot be certain that the markets for robotic exoskeletons will continue to develop as we expect, or that robotic exoskeletons for medical or industrial use will achieve widespread market acceptance. Additionally, the development of new or improved products, processes or technologies by other companies may render our products or proposed products less competitive or obsolete. The use of robotic devices is not universally accepted in the rehabilitation community and may never be. Current or future clinical trials and studies may not provide sufficient data that the rehabilitation community interprets to support the use of exoskeletons in rehabilitation. Any of these outcomes could materially and adversely affect our Legacy Ekso Business, financial condition and operating results and prospects.

If we or our third-party manufacturers are unable to produce our products at a satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our Legacy Ekso Business could be negatively impacted.

In order to reduce manufacturing costs, we intend to transition a significant amount of our manufacturing processes to third parties. Reliance on third parties to manufacture our products presents significant risks to us, including the potential that manufacturing costs may be higher than if we had kept manufacturing in house, as well as risks of reduced control over delivery schedules and product reliability, manufacturing deviations from internal and regulatory specifications, failure of a manufacturer to perform its obligations to us for technical, market or other reasons, misappropriation of our intellectual property, and other risks in meeting schedules and satisfying requirements of our customers.

We have not entered into any long-term manufacturing or supply agreements for any of our products, and we may need to enter into additional agreements for the commercial development, manufacturing and sale of our products. There can be no assurance that we can do so on favorable terms, if at all.

Our products have been produced in quantities, and on timelines, sufficient to meet commercial demand and for us to satisfy our delivery schedules. However, our dependence upon others for the production of a portion of our products, or for a portion of the manufacturing process, may adversely affect our ability to satisfy demand, as well as to develop and commercialize new products, on a timely and competitive basis. If manufacturing capacity is reduced or eliminated at one or more of our third-party manufacturers' facilities, we could have difficulties fulfilling our customer orders, which could adversely affect customer relationships, and our net revenues and results of operations could decline.

Shortages in the materials used to manufacture our products and supply chain disruptions, including as a result of changes in trade policies, could impact our current operations.

Legacy Ekso and its third-party manufacturers use electronic components, battery cells, metals, plastics and other materials that have experienced, and may continue to experience, shortages, shipping delays or other supply chain disruptions. Conflicts in the Middle East and Europe, trade tensions between the United States and China, tariffs, retaliatory tariffs and other changes in domestic or international trade policy could increase costs, reduce margins, disrupt supply, adversely affect export sales, or otherwise adversely affect Legacy Ekso's current operations, financial results, or sale value while the business remains held for sale.

Certain of our Legacy Ekso Business customers utilize federal funding to purchase our products, and recent federal policy changes have disrupted, and could continue to disrupt, that funding.

Certain of our Legacy Ekso Business customers, including certain hospital systems, utilize federal funding to purchase our products. The current presidential administration has proposed and implemented certain budget cuts to key federal health agencies, which has reduced the availability of federal funding. Shifting priorities in federal research funding or a move toward industry partnerships over direct grant funding could further reduce the availability of federal funding for certain of our customers. These policy shifts have led, and may continue to lead, to a reduction or elimination of funding for programs for our customers, which has impacted their ability to purchase our products. As such, these reductions and potential further reductions could adversely impact our financial results.

Coverage policies and reimbursement levels of third-party payors, including VA, Medicare, Medicaid, and commercial payors may affect current demands for Legacy Ekso products.

Current demand for Legacy Ekso products depends in part on the ability of healthcare providers, facilities, or end users to obtain adequate reimbursement from third-party payors, including VA, Medicare, Medicaid, Medicare Advantage, commercial payors and managed care organizations. There is no uniform coverage or reimbursement policy in the United States, and payors generally determine coverage and reimbursement levels for their own enrollees or insured patients. If payors delay, reduce, deny or materially change coverage or reimbursement for Legacy Ekso products, demand, pricing, near-term revenue, cash flow, and sale value could be adversely affected while the business remains held for sale.

We will experience long and variable sales cycles.

The EksoNR and Ekso Indego Therapy products have a lengthy sale and purchase order cycle because it is a major capital expenditure item and generally requires the approval of senior management at purchasing institutions. Ekso Indego Personal likewise can have a long sales cycle due to the complexity of the sales channel and lengthy approval process by CMS contractors. Such delays may contribute to fluctuations in our quarterly operating results.

International sales of current Legacy Ekso products are subject to factors outside of our control.

Legacy Ekso currently sells products in EMEA, APAC and other foreign markets. International sales are subject to risks such as differences in legal and regulatory requirements, customer preferences, reimbursement regimes, tax rules, import and export laws, trade barriers, currency exchange rates, political and economic instability, and restrictions on the export or import of technology. These risks could adversely affect Legacy Ekso's current sales, results of operations, or sale value while the business remains held for sale.

We have historically relied, and in the future may rely, on sales of our EksoNR, Ekso Indego Therapy and Ekso Indego Personal for a significant portion of our Legacy Ekso Business revenue.

We currently rely, and in the future will rely, on sales of our EksoNR, Ekso Indego Therapy and Ekso Indego Personal for a large portion of our Legacy Ekso Business revenue. These products are relatively new, and market acceptance and adoption depends on educating people with lower extremity impairment, physical therapists and other clinicians as to the distinct features, ease-of-use, improved quality of life and other benefits when compared to alternative therapies. These products may not be perceived to have sufficient potential benefits compared with their alternatives. In addition, physical therapists and other clinicians may be slow to change their treatment practices because of perceived liability risks arising from the use of new products. Accordingly, physical therapists and other clinicians may not recommend these products until there is sufficient evidence to convince them to alter the treatment methods they typically recommend. Such evidence may include endorsements from prominent healthcare providers or other key leaders in the lower extremity impairment and neurological impairment communities attesting to the effectiveness of these products in providing identifiable immediate and long-term quality of life benefits, and the publication of peer-reviewed clinical studies demonstrating their value. Any factors that negatively impact sales of these products would adversely affect our Legacy Ekso Business, financial condition and operating results.

We rely on independent distributors for the sale and marketing of our products in certain geographies.

In non-German-speaking countries in Europe, other countries in EMEA, and countries in APAC except Singapore, Legacy Ekso relies on independent distributors to distribute and assist with the marketing and sale of its products. If any key independent distributor ceases distributing Legacy Ekso products or fails to comply with applicable regulatory requirements, Legacy Ekso sales, current operations, or sale value could be adversely affected while the business remains held for sale.

Shutdowns of the U.S. federal government could materially impair our Legacy Ekso Business and financial condition.

Development of our product candidates or regulatory approval may be delayed for reasons beyond our control. For example, starting in October 2025, the U.S. federal government shut down for 43 days, and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical FDA, SEC, and other government employees and stop critical activities. If a prolonged government shutdown or budget sequestration occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our Legacy Ekso Business. In addition, while CMS reimbursement is considered an essential service and is thus less likely to be affected, other administrative functions within CMS could be affected, including as a result of the executive and congressional branches of the U.S. government being unable to reach a resolution on the deployment of the federal government's funds. Further, in our operations as a public company, future government shutdowns could impact our ability to access the public markets, such as through the declaration of effectiveness of registration statements and obtain necessary capital in order to properly capitalize and continue our operations.

Legacy Ekso Intellectual Property Risks

Protecting our intellectual proprietary rights can be costly, and our success in doing so is not certain.

Our long-term success largely depends on our ability to market technologically competitive products. Failure to protect or to obtain, maintain or extend adequate patent and other intellectual property rights could have a material adverse impact on our competitive advantage and impair our business. Our issued patents may not be sufficient to protect our intellectual property and our patent applications may not result in issued patents. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner or may challenge the validity of our patents. Our attempts to prevent third parties from circumventing our intellectual property and other rights ultimately may be unsuccessful. We may also fail to take the required actions or pay the necessary fees to maintain any of our patents that issue.

Furthermore, we have not filed applications for all of our inventions internationally and may not be able to prevent third parties from using our proprietary technologies or may lose access to technologies critical to our products in other countries. These include, in some cases, countries in which we are currently selling products and countries in which we intend to sell products in the future.

Intellectual property litigation and infringement claims could cause us to incur significant expenses or prevent us from selling certain of our products.

The industries in which we operate, including, in particular, the medical device industry, are characterized by extensive intellectual property litigation and, from time to time, we might be the subject of claims by third parties of potential infringement or misappropriation. Regardless of outcome, such claims are expensive to defend and divert the time and effort of our management and operating personnel from other business issues. A successful claim or claims of patent or other intellectual property infringement against us could result in our payment of significant monetary damages and/or royalty payments or negatively impact our ability to sell current or future products in the affected category and could have a material adverse effect on our business, cash flows, financial condition or results of operations.

Because competition in our Legacy Ekso industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

Some Legacy Ekso patents and patent applications are not within our complete control, which could reduce the value of those assets.

Some U.S. patents covering Legacy Ekso commercial products, together with associated international patents and applications, are co-owned by the University of California, Berkeley ("UC Berkeley"). Although UC Berkeley has exclusively licensed its rights under many of these patents to us, we do not have an exclusive license to UC Berkeley's rights under three of these patents, and UC Berkeley has licensed its U.S. rights in two of those patents to an unrelated third party. These ownership and licensing limitations could reduce the value of the relevant patents or complicate the sale of the Legacy Ekso Business.

If we fail to comply with our obligations in the agreements under which we license intellectual property rights from third-parties or otherwise experience disruptions to our business relationships with our licensors, we could lose intellectual property rights that are important to our business.

We are a party to two exclusive license agreements with UC Berkeley, covering ten patents exclusively licensed to us. In addition, we are party to two license agreements with Vanderbilt University ("Vanderbilt"). We may also need to obtain additional licenses from others to advance our research and development activities or allow the commercialization of our devices or any other devices we may identify and pursue. Our license agreements with UC Berkeley and Vanderbilt impose various development, diligence, commercialization, and other obligations on us, and any future license agreements may impose similar or other obligations on us. For example, under our license agreements with UC Berkeley and Vanderbilt, we must satisfy specified minimum annual royalty payment obligations. In spite of our efforts, our licensors might conclude that we have materially breached our obligations under such license agreements and might therefore terminate the license agreements, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If our license agreements with UC Berkeley or Vanderbilt are terminated, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products that may be identical or functionally similar to our devices and we may be required to cease our development and commercialization of such devices. Any of the foregoing could have a material adverse effect on our competitive position, our Legacy Ekso Business, financial conditions, results of operations and prospects.

Moreover, disputes may arise between us and our counterparties, including with our non-Company-sponsored single clinical study partner for our Nomad product, regarding intellectual property subject to a licensing agreement, including the scope of rights granted under the license agreement and other interpretation-related issues; the extent to which our devices, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement; the sublicensing of patent and other rights under our collaborative research and development relationships; our diligence obligations under the license agreement and what activities satisfy those diligence obligations; the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

the priority of invention of patented or patentable technology. In addition, certain provisions in our license agreements with UC Berkeley and Vanderbilt may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected devices, which could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Patent terms may be inadequate to protect our competitive position on our devices for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our devices are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing and regulatory review of new devices, patents protecting such devices might expire before or shortly after such devices are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Legacy Ekso Legal and Regulatory Compliance Risks

If we fail to obtain or maintain necessary regulatory clearances or approvals for our Legacy Ekso medical device products, our Legacy Ekso Business could be harmed.

Legacy Ekso's EksoNR, Ekso Indego, and Nomad products are medical devices regulated by the FDA, the European Union and other governmental authorities inside and outside the United States. These agencies enforce laws and regulations that govern testing, manufacturing, labeling, advertising, marketing and distribution, recordkeeping, recalls, field safety corrective actions, and market surveillance. Failure to maintain necessary clearances, approvals or compliance for current products could adversely affect Legacy Ekso's operations, financial condition, cash flows, or sale value while the business remains held for sale.

Even after regulatory clearance or approval is granted, current Legacy Ekso products and their manufactures remain subject to extensive requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising and promotion, recordkeeping, recalls, and field safety corrective actions. If Legacy Ekso fails to comply with applicable requirements, or if previously unknown problems with products or manufacturing processes are discovered, Legacy Ekso could be subject to sanctions, including product restrictions, adverse publicity, inspectional observations, warning letters, fines, injunctions, product seizures or detentions, recalls, suspension or withdrawal of regulatory clearances or approvals, production suspension, operating restrictions, refusal to clear or approve pending applications, and import or export restrictions.

Our Legacy Ekso products and operations are subject to extensive government regulation and oversight in the United States and other countries where we commercialize our medical devices.

Medical devices regulated by the FDA are subject to “general controls” which include: registration with the FDA; listing commercially distributed products with the FDA; complying with all applicable requirements under the Quality Management System Regulation (“QMSR”) which went into effect in February 2026; filing reports with the FDA of and keeping records relative to certain types of adverse events associated with devices under the medical device reporting regulation; assuring that device labeling complies with device labeling requirements; reporting certain device field removals and corrections to the FDA; and obtaining pre-market notification 510(k) clearance for devices prior to marketing. Some devices known as “510(k)-exempt” devices can be marketed without prior marketing-clearance or approval from the FDA. In addition to the “general controls,” some Class II medical devices are also subject to “special controls,” including adherence to a particular guidance document and compliance with the performance standard. Instead of obtaining 510(k) clearance, most Class III devices are subject to PMA.

Although our Class II medical devices have received regulatory clearance from the FDA in the United States for a particular patient population, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of

safety, effectiveness and other post-market information, including both federal and state requirements in the United States and requirements of comparable non-U.S. regulatory authorities in any international markets we choose to enter

Any regulatory clearances that we have received for our products will be subject to limitations on the cleared or approved indicated uses for which the product may be marketed and promoted, will be subject to the conditions of approval, or will contain requirements for potentially costly post-marketing testing. We are required to report certain adverse events and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in increased costs to assure compliance. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-clearance or approval marketing and promotion of products to ensure that they are marketed and distributed only for the cleared or approved indications and in accordance with the provisions of the cleared or approved labeling. We have to comply with requirements concerning advertising and promotion for our products.

Promotional communications with respect to devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the products' cleared or approved labeling. As such, we may not promote our products for indications or uses for which they do not have clearance. If the FDA determines that our promotional, reimbursement or training materials for sales representatives or doctors constitute promotion of an off-label use, the FDA could request that we modify our training, promotional or reimbursement materials and/or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, disgorgement of profits, significant penalties, including civil fines and criminal penalties. Other federal, state or foreign governmental authorities also might take action if they consider our promotion, reimbursement or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Although we train our sales force not to promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared or approved for use, the FDA or another regulatory agency could conclude that we have engaged in off-label promotion. For example, the government may take the position that off-label promotion resulted in inappropriate reimbursement for an off-label use in violation of the federal civil False Claims Act for which it might impose significant civil fines and even pursue criminal action. In those possible events, our reputation could be damaged, and adoption of the products would be impaired.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with our facility where the product is manufactured or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market.

If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

- subject our facility to an adverse inspectional finding or Form 483, or other compliance or enforcement notice, communication or correspondence;
- issue warning or untitled letters that would result in adverse publicity or may require corrective advertising;
- impose civil or criminal penalties;
- suspend or withdraw regulatory clearances or approvals;
- refuse to clear or approve pending applications or supplements to approved applications submitted by us;
- impose restrictions on our operations, including closing our sub-assembly suppliers' facilities;
- seize or detain products; or
- require a product recall.

In addition, violations of the FDCA relating to the promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would have a material adverse effect on our business, financial condition and results of operations.

In addition, FDA and other regulatory authorities may change their policies, issue additional regulations or revise existing regulations, any of which could delay our ability to obtain new marketing authorizations and increase the costs of compliance or restrict our ability to maintain any regulatory authorizations we may have obtained. In June 2024, the U.S. Supreme Court overruled the Chevron doctrine, which gives deference to regulatory agencies' statutory interpretations in litigation against federal government agencies, such as the FDA where the law is ambiguous. This Supreme Court decision may invite more stakeholders to bring lawsuits against the FDA to challenge longstanding decisions and policies of the FDA, which could undermine the FDA's authority, lead to uncertainties in the industry, and disrupt the FDA's normal operations, any of which could delay the FDA's review of pending submissions. We cannot predict the full impact of this decision on us or the medical device industry in general. Further, changes in the leadership of the FDA and other federal agencies under the new Trump administration can result in changes in the agencies' operations and policies, which may impact our product development plans and timelines.

Modifications to our current and future Legacy Ekso products may require new 510(k) clearances or premarket approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.

An element of our Legacy Ekso Business strategy is to continue to upgrade our robotic exoskeleton platform to incorporate new software and hardware enhancements. Any modification to a 510(k)-cleared device, including our EksoNR, Ekso Indego Therapy, and Ekso Indego Personal, that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design, or manufacture, requires a new 510(k) clearance or, possibly, a PMA. The FDA requires every manufacturer to make this determination in the first instance based on the final guidance document issued by the FDA in October 2017 addressing when to submit a new 510(k) application due to modifications to 510(k)-cleared devices and a separate guidance document on when to submit a new 510(k) application due to software changes to 510(k)-cleared devices. Although largely aligned with the FDA's longstanding guidance document issued in 1997, the 2017 guidance includes targeted changes intended to provide additional clarity on when a new 510(k) application is needed. The FDA may review our determinations regarding whether new clearances or approvals are necessary, and may not agree with our decisions. If the FDA disagrees with our determinations for any future changes, or prior changes to previously marketed products, as the case may be, we may be required to cease marketing or to recall the modified products until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

We may introduce new products with enhanced features and extended capabilities from time to time. The products may be subject to various regulatory processes, and we may need to obtain and maintain regulatory approvals in order to sell our new products. If a potential purchaser of our products believes that we plan to introduce a new product in the near future or if a potential purchaser is located in a country where a new product that we have introduced has not yet received regulatory approval, planned purchases may be deferred or delayed. As a result, new product introductions may adversely impact our financial results.

We must obtain certain regulatory approvals in the EU, which could be costly and time-consuming and subject us to unanticipated delays or prevent us from marketing certain devices.

In the EU, Legacy Ekso must comply with the European Union Medical Device Regulation ("EU MDR") and obtain CE Certificates of Conformity to affix the CE Mark and market medical devices. As of December 31, 2025, the EksoNR product had not yet been approved under the EU MDR, and Legacy Ekso had submitted an application to obtain CE Certificates of Conformity for EksoNR. Any delay, denial, or failure to comply with EU MDR requirements could prevent or limit sales of Legacy Ekso products in the EU and could adversely affect Legacy Ekso's current results of operations, financial condition, or sale value while the business remains held for sale.

Our failure to meet strict post-market regulatory requirements with respect to our products could require us to pay fines, incur other costs or even close our facilities.

If we, or our suppliers, fail to comply with the QMSR, which went into effect in February 2026, or other applicable foreign regulations, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer. Our manufacturing and design processes and those of our third-party component suppliers are required to comply with the QMSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products in the United States.

We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 compliance in our operations, including design, manufacturing, and service. In addition, we must engage in extensive recordkeeping and reporting and

must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, and applicable agencies in other countries. These regulatory requirements and changes to the requirements may significantly increase our production costs and may even prevent us from making our products in amounts sufficient to meet market demand. If we change our approved manufacturing process, the FDA may need to review the process before it may be used. The FDA enforces the QMSR through periodic announced and unannounced inspections of manufacturing facilities. Failure to comply with regulatory requirements such as QMSR may result in changes to labeling, restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, a requirement to repair, replace or refund the cost of any medical device we manufacture or distribute, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties which would adversely affect our Legacy Ekso Business, operating results and prospects.

The QMSR, which incorporates by reference the quality management system requirements of ISO 13485:2016, went into effect on February 2, 2026. If we or any of our suppliers or contractors fail to meet the regulatory requirements or a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take timely and adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would cause our business to suffer.

Federal, state and non-U.S. regulations regarding the manufacture and sale of medical devices are subject to future changes. The complexity, timeframes and costs associated with obtaining marketing clearances are unknown. Although we cannot predict the impact, if any, these changes might have on our business, the impact could be material.

We can provide no assurance that we will continue to remain in material compliance with the QMSR, which went into effect in February 2026, replacing the Quality System Regulation (“QSR”). If the FDA or any applicable agencies inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility, we may be unable to produce our products, which would harm our Legacy Ekso Business.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or “off-label” uses.

Any cleared or approved product may be promoted only for its indicated uses and our promotional materials must comply with FDA and other applicable laws and regulations. We believe that the specific use for which our products are marketed fall within the scope of the indications for use that have been cleared by the FDA. However, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, it could request that we modify our promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired.

We may be subject to adverse medical device reporting obligations, voluntary corrective actions or agency enforcement actions.

Under the FDA’s medical device reporting or EU MDR regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. For example, we have been informed of a limited number of events with respect to our EksoNR device that have been determined to be reportable pursuant to the EU MDR regulations. In each case, the required EU MDR report was filed with the FDA.

In addition, all manufacturers bringing medical devices to market in the European Economic Area are legally bound to report any incident that led or might have led to the death or serious deterioration in the state of health of a patient, user or other person, and which the manufacturer’s device is suspected to have caused, to the competent authority in whose jurisdiction the incident occurred. In such case, the manufacturer must file an initial report with the relevant competent

authority, which would be followed by further evaluation or investigation of the incident and a final report indicating whether further action is required. The events described above that were reported to the FDA were also reported to the relevant EU regulatory authorities.

We are also required to follow detailed recordkeeping requirements for all Company-initiated medical device corrections and removals, and to report such corrective and removal actions to the FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDR regulations. The FDA and similar foreign governmental authorities also have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design, labeling or manufacture of a product or in the event that a product poses an unacceptable risk to health. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including adverse publicity, FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Recalls of our products, or agency actions relating to our failure to comply with our reporting or recordkeeping obligations, could harm our reputation and financial results.

Failure to comply with anti-kickback and fraud regulations could result in substantial penalties and changes in our business operations.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to healthcare fraud and abuse regulation and enforcement by federal, state and foreign governments, which could significantly impact our business. These laws may constrain the business and financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any product for which we have obtained regulatory approval, or for which we obtain regulatory approval in the future. The principal U.S. federal laws implicated include, but are not limited to, those that prohibit, among other things, (i) filing, or causing to be filed, false or improper claims for federal payment, known as the false claims laws, (ii) payment, solicitation or receipt of unlawful inducements, directly or indirectly, for the referral of business reimbursable under federally-funded health care programs, known as the anti-kickback laws, and (iii) health care service providers from seeking reimbursement for providing certain services to a patient who was referred by a physician who has certain types of direct or indirect financial relationships with the service provider, known as the Stark law. Many states have similar laws that apply to reimbursement by state Medicaid and other government funded programs as well as in some cases to all payors.

Efforts to ensure that our business arrangements will comply with applicable healthcare laws and regulations will involve substantial costs. We are subject to the risk that a person or government could allege we have engaged in fraud or other misconduct, even if none occurred. It is possible that governmental and enforcement authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us now or in the future, we may be subject to penalties, including civil and criminal penalties, damages, fines, disgorgement, exclusion from governmental health care programs, additional integrity oversight and reporting obligations, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our Legacy Ekso Business and our financial results.

Changes in law or regulation could make it more difficult and costly for us to manufacture, market and distribute our products or obtain or maintain regulatory approval of new or modified products.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated devices. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen

review times of future products. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. Elections could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy that could significantly impact our business and the health care industry. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be. For example, recent changes in FDA leadership and policies under President Trump's administration, including potential reforms and shifts in regulatory focus, may adversely impact our business and compliance requirements.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market, and distribute existing products. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval, for any new products would have an adverse effect on our ability to expand our Legacy Ekso Business.

Failure to comply with Health Insurance Portability and Accountability Act (HIPAA) or the HITECH Act and implementing regulations could result in significant penalties.

Numerous federal and state laws and regulations, including HIPAA and the HITECH Act, govern the collection, dissemination, security, use and confidentiality of patient-identifiable health information. Legacy Ekso must comply with standards governing the use and disclosure of protected health information within the business and with third parties, as well as privacy and security standards applicable to covered entities and business associates. Failure to comply with these requirements could result in criminal or civil sanctions, increased compliance costs, operational complexity, or disruption in accounts receivable and reimbursements.

Legacy Ekso Product Liability Risks

Our Legacy Ekso products may become subject to voluntary or involuntary recall.

The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. In addition, manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

When a medical human exoskeleton is used by a paralyzed individual to walk, the individual relies completely on the exoskeleton to hold them upright. There are many exoskeleton components that, if they were to fail catastrophically, could cause a fall resulting in severe injury or death of the patient. Certain of our competitors have reported injuries caused by the malfunction of human exoskeleton devices (in at least one case to the FDA). Injuries caused by the malfunction or misuse of human exoskeleton devices, even where such malfunction or misuse occurs with respect to one of our competitor’s products, could cause regulatory agencies to implement more conservative regulations on the medical human exoskeleton industry, which could significantly increase our operating costs.

Similarly, when an industrial exoskeleton is used by a healthy individual - for example to operate heavy machinery overhead - malfunction of the device at an inopportune moment could result in severe injury or death of the person using the device. Such occurrences could result in regulatory action on the part of OSHA or its foreign counterparts.

Any future recalls of any of our products could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner, and have an adverse effect on our reputation, results of operations and financial condition. In some circumstances, such adverse events could also cause delays in new product approvals. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

In addition, personal injuries relating to the use of our products could also result in product liability claims being brought against us. Any product liability claim brought against us, with or without merit, could result in substantial damages, be costly and time-consuming to defend and could increase our insurance rates or prevent us from securing insurance coverage in the future.

Our product liability insurance may not adequately cover potential claims or recalls.

The testing, manufacture, marketing and sale of medical devices and industrial products entail the inherent risk of liability claims or product recalls. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. A successful product liability claim or product recall could inhibit or prevent the successful commercialization of our products, cause a significant financial burden on us, or both, which in either case could have a material adverse effect on our Legacy Ekso Business and financial condition.

Warranty claims and maintenance obligations for current Legacy Ekso products could result in additional operating costs.

Sales of EksoNR, Ekso Indego Therapy and Ekso Indego Personal products generally include a one-year warranty for parts and services in the United States and a one- to three-year warranty in EMEA and APAC, and customer generally may purchase extended warranties for up to an additional four years. Warranty claims, warranty-related legal proceedings, maintenance, field corrections, or technological improvements for units already placed into service could increase operating costs, reduce cash flows, or create obligations that affect the Legacy Ekso Business while it remains held for sale.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established and maintain a cybersecurity risk management program designed to identify, assess, manage, mitigate, and respond to cybersecurity threats that could adversely affect our business, operations, technology infrastructure, reputation, or financial condition.

Our business operates primarily as a provider of bare-metal GPU infrastructure and related hosting services. Our responsibilities generally focus on the physical security, availability, integrity, and operation of the facilities, hardware, networking infrastructure, infrastructure management systems, and operational environments that support customer workloads. Customers are generally responsible for the security of their operating systems, applications, data, access controls, model deployments, and other workload-level or application-layer security measures implemented on the infrastructure we provide.

As a result, our cybersecurity risk profile differs from that of providers offering managed cloud, software, platform, or application-layer services. For customer-facing infrastructure, our principal risks include unauthorized physical access, theft or damage to equipment, environmental threats affecting data center operations, attacks targeting infrastructure management systems, denial-of-service events affecting availability, and supply-chain or service-provider disruptions. In addition, like most organizations, we face cybersecurity risks associated with our corporate information technology environment, including unauthorized access attempts, ransomware, malware, credential compromise, insider threats, software vulnerabilities, business email compromise, and incidents involving third-party service providers.

Our cybersecurity program incorporates administrative, technical, and physical safeguards designed to address the distinct risks associated with both our hosting infrastructure and our corporate enterprise environment. Key elements of our program include:

- risk-based security governance and oversight;
- physical and environmental security controls for facilities and infrastructure;
- security policies, standards, and procedures;
- vulnerability identification and remediation processes;
- continuous monitoring and detection capabilities;
- identity and access management controls;
- network and infrastructure security controls;
- incident response and recovery planning;
- third-party risk management processes;
- employee security awareness and training; and

- periodic testing, assessments, and independent reviews of security controls.

We regularly assess cybersecurity risks as part of our enterprise risk management processes. Cybersecurity risks are identified through a combination of internal monitoring activities, infrastructure reviews, vulnerability assessments, threat intelligence, third-party assessments, audits, and incident investigations. Identified risks are evaluated based on their potential operational, financial, legal, strategic, and reputational impacts.

We utilize third-party vendors, service providers, and technology partners in our operations. Accordingly, our cybersecurity program includes processes designed to evaluate and monitor cybersecurity risks associated with certain third-party relationships. Depending on the nature of the service provided and associated risk profile, these processes may include security due diligence, contractual security requirements, review of independent assessments and certifications, periodic reassessments, and ongoing monitoring activities.

We maintain incident response procedures intended to facilitate the timely detection, containment, investigation, remediation, and recovery from cybersecurity incidents. Our incident response processes are designed to coordinate activities across technical, operational, legal, compliance, and executive leadership functions and, where appropriate, involve external cybersecurity, legal, forensic, and communications advisors.

Although we devote substantial resources to cybersecurity risk management, no cybersecurity program can eliminate all risks. Accordingly, we may experience cybersecurity incidents in the future that could have a material impact on our operations, business strategy, financial condition, or results of operations.

Governance

The Board oversees the Company's risk management framework, including cybersecurity risks. The Company's cybersecurity governance program is designed to address both (i) the physical security, availability, operational integrity, and resilience of its hosted infrastructure environment and (ii) cybersecurity risks affecting the Company's corporate information technology, business systems, data, and administrative operations. The Board receives periodic updates regarding the Company's cybersecurity program, significant cybersecurity risks, emerging threat trends, material incidents, and management's efforts to assess and mitigate cybersecurity risks.

The Audit Committee assists the Board in its oversight of cybersecurity and technology-related risks and receives regular reports regarding the effectiveness of the Company's cybersecurity risk management activities, cybersecurity risk exposure, incident preparedness, control enhancements, and significant cybersecurity matters.

Management is responsible for implementing and maintaining our cybersecurity risk management program. Cybersecurity oversight is led by the Company's Head of Security, together with members of senior management responsible for technology operations, risk management, legal, and compliance functions. These individuals possess experience in cybersecurity, technology operations, risk management, incident response, and regulatory compliance and are responsible for assessing cybersecurity risks, implementing security controls, coordinating incident response activities, and overseeing cybersecurity risk mitigation efforts across the organization.

Our security lead reports to the Chief Technology Officer (“CTO”) and has direct reporting and escalation responsibilities to the Audit Committee and the full Board with respect to significant cybersecurity matters. The CTO provides regular updates concerning the Company's cybersecurity posture, key risks, control enhancements, incident response readiness, threat landscape developments, and material cybersecurity incidents or vulnerabilities.

Management regularly reviews cybersecurity risks, security metrics, ongoing risk mitigation activities, and incident response preparedness. Significant cybersecurity matters are escalated to executive leadership, the Audit Committee, and the Board, as appropriate, based on the nature and significance of the risk or incident.

As of the date of this Annual Report, we are not aware of any cybersecurity incidents that have materially affected, or are reasonably likely to materially affect, the Company, including its business strategy, results of operations, or financial condition. However, future cybersecurity incidents could have such effects.

Item 2. Properties

Our principal executive office is currently located at 2440 Sand Hill Road, Suite 400, Menlo Park, California 94025, where we lease 4,503 square feet.

We lease 1.5 MW, 5 MW, and 7.5 MW of power capacity and space from third-party-owned colocation data centers in Minnesota, Utah, and Colorado, respectively. We use these locations as operating space.

Item 3. Legal Proceedings

From time to time, we may become involved in legal proceedings and claims arising in the ordinary course of business.

As of May 31, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material adverse effect on the results of the Company's consolidated operations. There are also no legal proceedings in which any of the Company's management or affiliates is an adverse party or has a material interest adverse to the Company's interest.

The results of any litigation cannot be predicted with certainty, and an unfavorable resolution in any legal proceedings could materially affect our future business, results of operations, or financial condition. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. For additional information, please refer to Note 16. *Commitments and Contingencies* in our notes to the consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Primary Market

The Company's common stock is traded on the Nasdaq Capital Market under the symbol "CHRN."

Holders

As of May 31, 2026, we had approximately 180 shareholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial shareholders.

Dividends

We have never declared or paid cash dividends on our common stock and do not intend to pay cash dividends in the foreseeable future, as we currently intend to retain future earnings to finance the development and expansion of our business. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors relevant to our Board of Directors.

Securities Authorized for Issuance under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to our Proxy Statement relating to our 2026 Annual Meeting of Stockholders. The Proxy Statement will be filed with Securities and Exchange Commission within 120 days of the fiscal year ended May 31, 2026.

Recent Sales of Unregistered Securities

During the fiscal year ended May 31, 2026, there were no unregistered sales of our securities except as previously reported in a Current Report on Form 8-K or a Quarterly Report on Form 10-Q.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, which are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report on Form 10-K titled "Risk Factors." Our historical results are not necessarily indicative of the results to be expected for any period in the future, and results for any interim period should not be construed as an inference of what our results would be for any full year or future period.

Overview

We operate our business through two wholly-owned subsidiaries: ChronoScale Corporation, a Nevada corporation (f/k/a Applied Digital Cloud Corporation, a Nevada corporation) ("Cloud") and Ekso Bionics, Inc., a Delaware corporation ("Legacy Ekso"). Following the Holding Company Transaction (as defined and described below), Applied Digital Cloud Corporation changed its name to ChronoScale Corporation. All references to "Cloud" prior to the Holding Company Transaction are to Applied Digital Cloud Corporation and after the Holding Company Transaction, to ChronoScale Corporation. Through Cloud, we have been providing cloud services to customers at third-party colocation centers located in Colorado, Minnesota and Utah, such as artificial intelligence and machine learning developers, seeking to develop their advanced products (the "Cloud Business"). Customers pay a fixed rate in exchange for an energized space supported by Cloud-provided equipment. Through Legacy Ekso, we design, develop, and market exoskeleton and complementary products that augment human strength, endurance, and mobility (the "Legacy Ekso Business"). On June 4, 2026, we announced that our Board of Directors (the "Board") committed to a plan to divest the Legacy Ekso Business and focus operations solely on our Cloud Business. We expect to complete the divestiture of the Legacy Ekso Business during fiscal year 2027. As such, our Legacy Ekso Business has been designated as "held for sale."

On May 5, 2026, we consummated the previously announced business combination transaction (the "Business Combination") contemplated by that certain Contribution and Exchange Agreement (the "Contribution and Exchange Agreement"), dated February 15, 2026, by and among Ekso Bionics Holdings, Inc., a Nevada corporation ("Ekso"), APLD Intermediate HoldCo LLC, a Delaware limited liability company ("APLD Intermediate"), APLD ChronoScale HoldCo LLC, a Delaware limited liability company and a wholly-owned subsidiary of APLD Intermediate ("Contributor"), each a wholly-owned direct or indirect subsidiary of Applied Digital Corporation, a Nevada corporation ("Applied Parent"), and Cloud, a wholly-owned indirect subsidiary of Applied Parent and a direct subsidiary of Contributor as of immediately prior to the consummation of the Business Combination (the "Closing"). Upon the Closing, Ekso changed its name to "ChronoScale Corporation" and Cloud became a wholly-owned subsidiary of Ekso. Following the Closing, we operated in two distinct business segments: the Cloud Business, which operated through Cloud, and the Legacy Ekso Business, which operated through Legacy Ekso, which is a direct wholly-owned subsidiary of Ekso. On July 1, 2026, we completed a holding company formation transaction (the "Holding Company Transaction"), as further described below, that created a new parent holding company as the public company, called ChronoScale Holdings Corporation, a Nevada corporation ("ChronoScale Holdings"), with its operating companies as wholly-owned subsidiaries. The holding company structure better reflects our individual operating businesses, allows for and can accommodate future growth from internal operations and generally provides for greater administrative and operational flexibility.

On May 29, 2026, our Board determined that the Legacy Ekso Business met the criteria to be classified as "held for sale" on our consolidated balance sheets as the Board committed to a plan to divest Legacy Ekso and the Legacy Ekso Business to focus our operations solely on the Cloud Business. We deem it appropriate to classify a business as a discontinued operation if the business meets all of the following criteria: (i) it is a component of the Company, (ii) the component meets the held-for-sale criteria, and (iii) the disposal of the component represents a strategic shift that has a major effect on the Company's operations and financial results. As of May 31, 2026, we deemed our Legacy Ekso Business to be discontinued operations due to the disposal group meeting all three criteria. As such, we have excluded the results of this business segment from our continuing operations and presented them in discontinued operations on the consolidated statements of operations for all periods presented in our audited consolidated financial statements included in this Annual Report on Form 10-K. The comparative periods have been updated to present the Legacy Ekso Business as held for sale and

discontinued operations as of May 31, 2026. We recognized $0.4 million in revenue from the Legacy Ekso Business during the fiscal year ended May 31, 2026 within discontinued operations.

Unless the context otherwise requires, references to “we,” “us,” “our,” and the “Company” refer to Ekso Bionics Holdings, Inc. prior to the Business Combination, ChronoScale Corporation following the Business Combination and ChronoScale Holdings following the Holding Company Transaction.

Business Updates

Reverse Stock Split

As previously disclosed, on December 12, 2024, Legacy Ekso received a written notice from the Nasdaq Listing Qualifications staff of the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that because the minimum bid price for the Legacy Ekso’s common stock listed on the Nasdaq Capital Market was below $1.00 per share over the previous 30 consecutive business days, the Company did not meet the minimum bid price requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Requirement").

Before the opening of the stock market on June 2, 2025, Legacy Ekso effected a 1-for-15 reverse split of its common stock (the "Reverse Stock Split"). As a result, all common stock share amounts pertaining to Legacy Ekso instruments assumed by ChronoScale Holdings Corporation in the Business Combination included in this filing have been retroactively reduced by a factor of fifteen, rounded up to the nearest whole share, and all common stock per share amounts have been increased by a factor of fifteen, with the exception of the Company's common stock par value and the Company's authorized shares. Following the Reverse Stock Split, amounts affected included common stock outstanding, restricted stock units, common stock underlying stock options, and warrants.

The Reverse Stock Split was effected in order to raise the per share trading price of Legacy Ekso's common stock above $1.00 and regain compliance with the Minimum Bid Price Requirement. On June 13, 2025, Legacy Ekso regained compliance with the Minimum Bid Price Requirement.

Business Combination

On May 5, 2026, we completed the Business Combination contemplated by the Contribution and Exchange Agreement.

In connection with the Business Combination and immediately prior to the Closing, (i) we amended and restated our Articles of Incorporation and, in connection therewith, changed our name from "Ekso Bionics Holdings, Inc." to "ChronoScale Corporation" ("ChronoScale"), and (ii) Applied Parent consummated the Applied Parent PIPE Investment (as defined and further described below).

Upon the Closing of the Business Combination, (i) Contributor contributed to us all of its right, title and interest in and to 1.2 shares of common stock of Cloud, constituting 100% of the issued and outstanding equity of Cloud (the "Contributed Shares"), in exchange for 138,217 newly issued shares of our common stock (the "Exchanged Shares"); (ii) we entered into the Investor Rights Agreement with Contributor; (iii) we amended and restated our bylaws; and (iv) we adopted the ChronoScale 2026 Omnibus Equity Incentive Plan. In connection with the Business Combination, the CUSIP number for our common stock changed to 170924 104.

As a result of the Business Combination, Cloud became our wholly-owned subsidiary. Following the consummation of the Applied Parent PIPE Investment and the Closing, Applied Parent and Contributor beneficially owned approximately 97% of our outstanding common stock (resulting in Applied Parent obtaining a controlling interest in the Company) and legacy Ekso shareholders owned approximately 3% of our outstanding common stock.

Fiscal Year End

In connection with the Business Combination, as of the Closing Date, the Company changed its fiscal year end from December 31 to May 31.

Investor Rights Agreement

At the Closing, we entered into an investor rights agreement (the "Investor Rights Agreement") with the Contributor, pursuant to which, the APLD Designator (as defined therein) has the right to designate four (4) of the seven (7) directors on our Board, including the Chairman (each such director, an "APLD Designee"). The initial APLD Designees are Wes Cummins (Chairman), Ella Benson, Douglas Miller and Richard Nottenburg. The remaining Board members are Ying Cenly Chen, our Chief Executive Officer, William M. Clancy, and Scott G. Davis, the Chief Executive Officer of Legacy Ekso.

The Investor Rights Agreement provides that, (i) for so long as the APLD Investors (as defined therein) beneficially own at least 50% of our aggregate outstanding voting securities, the APLD Designator may designate four (4) directors, (ii) if the APLD Investors beneficially own at least 25% of our aggregate outstanding voting securities, the APLD Designator may designate three (3) directors; (iii) if the APLD Investors beneficially own at least 10% (but less than 25%) of our aggregate outstanding voting securities, the APLD Designator may designate two (2) directors; and (iv) if the APLD Investors beneficially own less than 10% of our aggregate outstanding voting securities, the APLD Designator may designate one (1) director. In addition, the Investor Rights Agreement provides that the APLD Designator has the right, but not the obligation, to consent to any individual nominated for election to the Board seat initially occupied by the Chief Executive Officer of the Company, for so long as the APLD Investors collectively beneficially own at least 25% of the aggregate outstanding voting securities of the Company. Additionally, for so long as the APLD Investors continue to beneficially own at least thirty percent (30%) of the aggregate outstanding voting securities of the Company, the Board is prohibited from increasing the total number of directors on the Board to greater than seven (7) and, in no event shall any decrease in the number of directors on the Board, in any instance, eliminate, abridge, or otherwise modify the APLD Designator's designation rights, in each case, without the consent of the APLD Designator.

The Investor Rights Agreement also provides that, for so long as the APLD Investors continue to beneficially own at least 30% of the aggregate outstanding voting securities of the Company, we must obtain the prior written consent of the APLD Designator for certain corporate actions, including, but not limited to, commencing or approving any dissolution, liquidation or winding up of the Company, making any fundamental change in the nature of our business, amending our governing documents, incurring, creating, assuming or guaranteeing any indebtedness (subject to certain exceptions) and making or committing to make any acquisition, joint venture, partnership, strategic alliance or formation of any subsidiary.

Pursuant to the Investor Rights Agreement, the Contributor is entitled to preemptive rights for so long as it beneficially owns at least 10% of the Company's aggregate outstanding voting securities, subject to certain exemptions. When we propose to issue new equity securities, we must provide the Contributor with written notice specifying the securities to be offered, the price, and other material terms. Within 10 days of receiving this notice, the Contributor may elect to purchase up to the lesser of (i) 150% of its pro rata share of outstanding equity securities or (ii) 75% of the new securities being offered, with an oversubscription right for any unsubscribed securities.

In addition, we are required to file a registration statement with the SEC covering the resale of all registrable securities held by the APLD Investors by the date that is sixty (60) days after Closing.

Services Agreement

At the Closing, we entered into a Management Advisory and Corporate Services Agreement (the "Services Agreement") with Applied Parent. Under the Services Agreement, Applied Parent has agreed to provide us with (i) management advisory services, including financial, managerial, and operational advice regarding day-to-day operations and strategic transactions and (ii) certain corporate services to us, including administrative and software services, and various personnel services. Under the Services Agreement, we will pay Applied Parent (i) an amount equal to one percent (1%) of our and our subsidiaries' gross revenue per quarter and (ii) fees for other corporate services provided by Applied Parent to us and our subsidiaries as they are incurred on a monthly basis. The Services Agreement has an initial term of twelve (12) months, with automatic successive one (1)-month renewals unless either party provides at least sixty (60) days' prior written notice of non-renewal prior to the expiration of the initial term or at least twenty (20) days prior to the expiration of the renewal term, and may be terminated by Applied Parent upon thirty (30) days written notice to us or by either party upon an uncured material breach or upon a party's bankruptcy or insolvency.

2026 Plan

Effective upon the Closing, we adopted the 2026 Omnibus Equity Incentive Plan as amended and as adopted by ChronoScale Holdings following the Holding Company Transaction (the "2026 Plan"). The 2026 Plan was approved by the

Board on February 14, 2026, and by the Principal Stockholders on February 20, 2026. An aggregate of 22,500,000 shares of our common stock is authorized for issuance under the 2026 Plan. On July 8, 2026, the Company filed a registration statement on Form S-8 (File No. 333-297323), to register the shares available for grant under the 2026 Plan.

In connection with the Closing of the Business Combination, the Ekso Bionics Holdings, Inc. 2017 Employee Stock Purchase Plan and the Ekso Bionics Holdings, Inc. Amended and Restated 2014 Equity Incentive Plan were terminated immediately prior to the Closing, provided that all outstanding awards under the 2014 Equity Incentive Plan will remain outstanding and will continue to be governed by their existing terms.

Equity Offerings & Changes in Equity

October 2025 Private Placement

On October 28, 2025, Ekso Bionics Holdings, Inc. entered into a securities purchase agreement pursuant to which it issued and sold to certain investors in a private placement 769,490 shares of its common stock (the “2025 Private Placement”). The 2025 Private Placement closed on October 30, 2025. In connection with the 2025 Private Placement, placement agent warrants to purchase up to 15,389 shares of the Company’s common stock (the “2025 Placement Agent Warrants”) were issued to Lake Street Capital Markets, LLC (“Lake Street”). The 2025 Placement Agent Warrants were assumed by the Company in connection with the Business Combination.

January 2026 Private Placement

On January 20, 2026, Ekso Bionics Holdings, Inc. entered into a securities purchase agreement with certain investors pursuant to which it issued and sold in a private placement (the “2026 Private Placement”): (i) an aggregate of 5,852 shares of Series B Convertible Preferred Stock with a stated value of $1,000 per share (“Series B Preferred Stock”), convertible into an aggregate of 711,922 shares of the Company’s common stock, and (ii) warrants to purchase up to an aggregate of 355,960 shares of common stock at an exercise price of $8.22 per share (the “Investor Warrants”). The 2026 Private Placement closed on January 22, 2026. In connection with the 2026 Private Placement, a placement agent warrant to purchase up to 14,238 shares of common stock at an exercise price of $8.22 per share (the “2026 Placement Agent Warrants”) was issued to Lake Street. The Investor Warrants and 2026 Placement Agent Warrants were assumed by the Company in connection with the Business Combination.

In connection with the 2026 Private Placement, the investors therein entered into a Registration Rights Agreement, which obligated the Company to file a registration statement for the resale of the Conversion Shares and the shares underlying the Investor Warrants and the 2026 Placement Agent Warrants. The Company filed the registration statement on Form S-3, as amended (File No. 333-297176) with the Securities and Exchange Commission (the “SEC”) on June 30, 2026, which registration statement was declared effective by the SEC on July 15, 2026.

Business Combination

Upon the Closing of the Business Combination, (i) Contributor contributed to us all the Contributed Shares, in exchange for the Exchanged Shares; (ii) we entered into the Investor Rights Agreement with Contributor; (iii) we amended and restated our bylaws; and (iv) we adopted the ChronoScale 2026 Omnibus Equity Incentive Plan. As a result of the Business Combination, Cloud became our wholly-owned subsidiary. Following the consummation of the Applied Parent PIPE Investment (as defined below) and the Closing, Applied Parent and Contributor beneficially owned approximately 97% of our outstanding common stock (resulting in Applied Parent obtaining a controlling interest in the Company) and legacy Ekso shareholders beneficially owned approximately 3% of our outstanding common stock.

Applied Parent PIPE Investment

In connection with, and as a condition to the Closing of the Business Combination, on May 1, 2026, we entered into that certain securities purchase agreement (the “Applied Parent SPA”) with Applied Parent (the “Applied Parent PIPE Investment”), pursuant to which we issued to Applied Parent 1,311,407 shares of our common stock (the “Private Placement Shares”). The Private Placement Shares were sold at an offering price of $12.01 per share, the closing price of our common stock on April 30, 2026, the date immediately preceding the date of execution of the Applied Parent SPA, for gross proceeds to us of approximately $15.75 million. The closing of the transaction pursuant to the Applied Parent SPA took place on May 5, 2026, immediately prior to the Closing.

Armistice Warrant Exercises

On May 11, 2026, we issued a total of 700,000 shares of common stock upon the exercise of 700,000 common stock warrants held by Armistice Capital, LLC, with an exercise price of $6.36 per common stock warrant, resulting in net proceeds to us of approximately $4.5 million.

Series B Preferred Stock Conversions

On May 13, 2026, we issued a total of 355,961 shares of our common stock upon the conversion of 2,926 shares of Series B Preferred Stock held by one of the holders.

Debt Financings

B. Riley Promissory Note

On May 5, 2026, in connection with the Business Combination, ChronoScale Holdings Corporation assumed a Secured Promissory Note and Security Agreement (the "B. Riley Promissory Note") by and between Legacy Ekso and B. Riley Commercial Capital, LLC ("B. Riley") as lender. The B. Riley Promissory Note provides for a secured term loan in an aggregate principal amount of up to $2.0 million. The B. Riley Promissory Note was measured at its estimated fair value as of the Business Combination acquisition date. The loan matures on the earlier of the receipt of at least $2.4 million in net proceeds from the sale of the equity interests from new equity investors (a "Qualified Financing"), or September 14, 2026 (the "Maturity Date").

Borrowings under the B. Riley Promissory Note bear interest at the rate of 10% per annum, which shall be payable in full on the Maturity Date. On the Maturity Date, we shall pay to B. Riley an exit fee in the amount of 10% of the original principal amount of the loan, which shall in the aggregate be $0.2 million (the "Exit Fee"). We may prepay the obligations under the B. Riley Promissory Note at any time in whole or in part. In connection with such prepayment, we must pay all accrued but unpaid interest on such portion of the principal prepaid, all interest that would have accrued through the Maturity Date on such principal amount prepaid and the portion of the Exit Fee applicable to such principal amount prepaid. B. Riley may elect to convert the obligations under the B. Riley Promissory Note, including the principal, interest, and Exit Fee, into equity securities in connection with a Qualified Financing at the purchase price per share paid by the lead investor thereunder.

In connection with the Closing, we obtained a written consent from B. Riley waiving any notice, consent, approval, acceleration, default-rate, penalty and other remedies under the B. Riley Promissory Note arising from the Business Combination and any related cross-defaults.

As of the date of this report, the aggregate principal amount outstanding under the B. Riley Promissory Note is $2.0 million.

Parker Hannifin Promissory Note

On May 5, 2026, in connection with the Business Combination, ChronoScale Holdings Corporation assumed an unsecured, subordinated promissory note (the "Parker Hannifin Promissory Note") by and between Legacy Ekso and Parker Hannifin Corporation ("Parker"). The Parker Hannifin Promissory Note was measured at its estimated fair value as of the Business Combination acquisition date. The Parker Hannifin Promissory Note, which is subordinate to the B. Riley Promissory Note, bears no interest with principal payable in sixteen equal installments due on the last day of each quarter, which commenced on December 31, 2023 and matures on September 30, 2027.

As of the date of this report, the aggregate principal amount outstanding under the Parker Hannifin Note is $1.6 million.

Recent Developments

Cloud SAFE Payoff

During the fiscal year ended May 31, 2025, Cloud entered into two Simple Agreements for Future Equity ("SAFEs") with an investor for equity in Cloud, which was, at that time, Applied Parent's wholly-owned subsidiary, for aggregate proceeds of $12.0 million. This debt liability of the SAFEs was subsequently transferred from us to Applied Parent during the year ended May 31, 2026.

Applied Parent Grid Note

On June 26, 2026, we, as the borrower, entered into a Demand Grid Promissory Note (the "Grid Note") with Applied Parent, as the lender. The aggregate principal amount available under the Grid Note is up to $100.0 million, reduced by the value of any of our liabilities guaranteed by the lender and a reserve amount determined by the lender. Advances on the Grid Note bear interest at the short-term Applicable Federal Rate, compounded semi-annually, and the Grid Note is payable on demand. On July 1, 2026, the Company drew $7.0 million under the Grid Note. Applied Parent has agreed not to exercise its demand right under the Grid Note prior to August 20, 2027.

Holding Company Transaction

To implement the Holding Company Transaction, on July 1, 2026, the parties entered into the Merger Agreement. As part of the Holding Company Transaction and immediately prior to the Merger (as defined below), ChronoScale contributed all of the outstanding equity interests of its wholly-owned subsidiary, Cloud, to ChronoScale Holdings pursuant to a contribution agreement, resulting in Cloud becoming a direct, wholly-owned subsidiary of ChronoScale Holdings. Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into ChronoScale, with ChronoScale continuing as the surviving corporation and a wholly-owned direct subsidiary of ChronoScale Holdings. Immediately after the effective time of the Merger, (i) ChronoScale converted from a Nevada corporation to a Nevada limited liability company and changed its name to "ChronoScale Intermediate LLC" and (ii) Cloud changed its name to "ChronoScale Corporation." Following the Holding Company Transaction, ChronoScale Holdings became the successor issuer to ChronoScale.

Following the Holding Company Transaction, the Cloud Business operates through ChronoScale Corporation, and the Legacy Ekso Business operates through Legacy Ekso, which is a direct wholly-owned subsidiary of ChronoScale Intermediate LLC.

Warrant Exercises

On July 21, 2026, we issued a total of 66,666 shares of our common stock upon the exercise of 66,666 common stock warrants held by an investor, with an exercise price of $15.00 per common stock warrant, resulting in net proceeds of approximately $1.0 million.

Series B Preferred Stock Conversions

On July 21, 2026, we issued a total of 355,961 shares of our common stock upon the conversion of 2,926 shares of Series B Preferred Stock held by one of the holders.

Change of Corporate Headquarters

On August 6, 2026, we changed our principal place of business to 2440 Sand Hill Road, Suite 400, Menlo Park, California 94025.

Microsoft Strategic Partnership

On August 6, 2026, we entered into a two-year strategic partnership with Microsoft to support the planned deployment of approximately 50 megawatts of AI compute capacity. The deployment is expected to utilize NVIDIA GB300 systems and advanced liquid-cooling infrastructure designed to support high-density, next-generation artificial intelligence and accelerated compute workloads. Upon projected completion in the first calendar quarter of 2027, the deployment is expected to expand our available compute capacity and further strengthen our position as a provider of high-performance digital infrastructure supporting AI and cloud computing applications. The deployment is subject to our ability to obtain financing on favorable terms and other customary development, construction, and operational conditions and milestones, for which there could be penalties and other credits available to our counterparty if we do not meet or perform. No assurance can be given about our ability to meet or perform these conditions and milestones, or to obtain financing on favorable terms or at all.

Results of Operations

Results of Operations for the fiscal year ended May 31, 2026 compared to the fiscal year ended May 31, 2025

The following table sets forth key components of the results of operations (in thousands) during the fiscal years ended May 31, 2026 and May 31, 2025.

	Fiscal Year Ended			
	May 31, 2026	May 31, 2025	$ Change	% Change
Revenue	$ 71,604	$ 84,376	$ (12,772)	(15)%
Costs and expenses:				
Cost of revenues	88,691	115,308	(26,617)	(23)%
Selling, general and administrative	19,812	24,813	(5,001)	(20)%
Loss (gain) on sale of assets	598	(414)	1,012	(244)%
Total costs and expenses	109,101	139,707	(30,606)	(22)%
Operating loss:	(37,497)	(55,331)	17,834	(32)%
Interest expense, net	9,583	17,399	(7,816)	(45)%
Loss on change in fair value of warrants	2,212	—	2,212	*
Other expense, net	8	—	8	*
Net loss before income tax expense	(49,300)	(72,730)	23,430	(33)%
Income tax expense	—	—	—	— %
Net loss from continuing operations	(49,300)	(72,730)	23,430	(32)%
Net loss from discontinued operations	(1,020)	—	(1,020)	*
Net loss	$ (50,320)	$ (72,730)	22,410	(31)%

(*) Not meaningful

Commentary on Results of Operations for the fiscal year ended May 31, 2026 compared to the fiscal year ended May 31, 2025

Revenue

Revenue decreased $12.8 million, or 15%, from $84.4 million for the fiscal year ended May 31, 2025 to $71.6 million for the fiscal year ended May 31, 2026. This decrease was primarily due to the loss of a customer in December 2024 during the fiscal year ended May 31, 2025.

Cost of revenues

Cost of revenues decreased by $26.6 million, or 23%, from $115.3 million for the fiscal year ended May 31, 2025 to $88.7 million for the fiscal year ended May 31, 2026. The decrease was primarily due to the following changes:

- approximately $19.7 million decrease in depreciation and amortization expense primarily due to a decrease in amortization of finance lease right-of-use assets due to the renegotiations of certain of our leases during fiscal year 2026;
- approximately $6.4 million decrease in lease and lease related expenses due to the renegotiations of certain of our leases; and
- approximately $1.8 million decrease in personnel expenses for employee costs directly attributable to generating revenue;

These decreases were partially offset by an approximately $1.3 million increase in energy costs and other expenses directly attributable to generating revenue.

Selling, general and administrative expense

Selling, general and administrative expense decreased by approximately $5.0 million, or 20%, from $24.8 million for the fiscal year ended May 31, 2025, to $19.8 million for the fiscal year ended May 31, 2026. The decrease was primarily due to the following changes:

- approximately $5.3 million decrease in lease and lease related expenses due to the renegotiations of certain of our leases;
- approximately $0.7 million decrease in depreciation and amortization due to a decrease in amortization of finance lease right-of-use assets due to the renegotiations of certain of our leases during fiscal year 2026; and
- approximately $8.7 million decrease in other selling, general, and administrative expenses primarily due to bad debt expense in the prior fiscal year ended May 31, 2025 related to the specific identification of an uncollectible balance from a single counterparty. There is no comparable amount for the fiscal year ended May 31, 2026.

These decreases were also partially offset by an approximately $6.2 million increase in professional services expenses related to legal services primarily provided on discrete transactions and projects, and an approximately $2.8 million increase in stock-based compensation due to a modification of awards that occurred during the current year period and the reversal of expense associated with award forfeitures and cancellations that occurred during the prior year period. These decreases were further offset by an approximately $0.7 million increase in personnel expenses that were not directly attributable to generating revenue.

Loss (gain) on sale of assets

Loss on sale of assets was $0.6 million for the year ended May 31, 2026, driven by the write down of assets to their fair value upon disposal. Gain on sale of assets was $0.4 million for the year ended May 31, 2025, driven by a refund of charges related to a lease termination with a counterparty.

Interest expense, net

Interest expense, net decreased $7.8 million, or 45%, from $17.4 million for the fiscal year ended May 31, 2025 to $9.6 million for the fiscal year ended May 31, 2026. The decrease was primarily driven by a decrease in finance lease interest associated with the renegotiation of the majority of our finance leases during the period.

Loss on change in fair value of warrants

Loss on change in fair value of warrants was $2.2 million for the year ended May 31, 2026, and was associated with the revaluation of the Investor Warrants and 2026 Placement Agent Warrants issued in 2026, which were assumed by ChronoScale Holdings after the consummation of the Holding Company Transaction. There was no comparable amount for the year ended May 31, 2025 due to the Closing taking place on May 5, 2026. Gains and losses on revaluation of warrants are primarily driven by changes in our stock price, as well as stock price volatility, time to maturity, and the risk-free interest rate.

Net loss from discontinued operations

Net loss from discontinued operations was $1.0 million for the year ended May 31, 2026, and represents the statement of operations activity related to the Legacy Ekso Business from May 5, 2026 to May 31, 2026. There was no comparable amount for the year ended May 31, 2025. If the closing of the sale is materially delayed or if circumstances regarding the plan of disposal change, we may incur ongoing operating losses associated with maintaining these operations.

Funding Requirements

We have experienced net losses through the period ended May 31, 2026. Our transition to profitability is dependent on the successful operation of our business. Additionally, any material delay or change in the disposal plan of the Legacy Ekso business could require us to allocate additional working capital to fund the discontinued business.

We expect to have sufficient liquidity, including cash on hand, payments from customers, access to debt financing, and access to public capital markets, to support ongoing operations and meet our working capital needs for at least the next 12 months and all of our known requirements and plans for cash. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our

financial condition and could force us to delay, limit, reduce or terminate our ongoing operations and development plans. We have based our estimates as to how long we expect we will be able to fund our operations on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect, in which case, we would be required to obtain additional financing sooner than currently projected, which may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative impact on our financial condition and our ability to pursue our business strategy.

We expect that our general and administrative expenses and our operating expenditures will continue to increase as we continue to expand our operations.

Sources of Liquidity

Our primary capital requirements are to fund our ongoing operations and working capital requirements. As of May 31, 2026, we had cash of $9.7 million and a working capital deficit of $42.6 million. Historically, we have incurred losses and have relied on Applied Parent to provide financing for our operations. We have primarily generated cash in the last 12 months from issuances of common stock, warrants, preferred stock, convertible promissory notes and the receipt of contractual deposits and revenue payments from our customer. In connection with the Business Combination, we raised $15.8 million in equity funding (gross, before deducting Business Combination and other related expenses). Additionally, we have the ability to modify the timing of our capital spending and extend our payment terms with vendors, if necessary.

Subsequent to the fiscal year ended May 31, 2026, we entered into the Grid Note, with Applied Parent, for the aggregate principal amount up to $100.0 million, reduced by the value of any of our liabilities guaranteed by the lender and a reserve amount determined by the lender. On July 1, 2026, we drew $7.0 million under the Grid Note, leaving $93.0 million of undrawn capacity available to us. Applied Parent has agreed not to exercise its demand right under the Grid Note prior to August 20, 2027.

Management prepared a cash flow forecast covering the period through August 31, 2027, which includes cash flows from operations and known and reasonably knowable contractual obligations, including debt principal and interest payments and operating and finance lease payments. Based on this forecast, our available liquidity, consisting of cash on hand and available capacity under the Grid Note, is expected to exceed forecasted cash commitments by approximately $61.0 million through this look-forward period.

Based on this analysis, we believe that we have substantial liquidity to meet our obligations as they become due for at least one year after the issuance of these consolidated financial statements. Accordingly, Management has concluded that substantial doubt about our ability to continue as a going concern is not raised.

Recent Financing Activities

See "Note 8 - Debt" in the notes to the consolidated financial statements included in this Annual Report on Form 10-K for more information on our convertible promissory notes and other debt instruments.

On May 5, 2026, immediately prior to the Closing, we closed the Applied Parent PIPE Investment, for gross proceeds of approximately $15.8 million.

On May 11, 2026, we issued a total of 700,000 shares of common stock upon the exercise of 700,000 common stock warrants held by Armistice Capital, LLC, with an exercise price of $6.36 per common stock warrant, resulting in net proceeds of approximately $4.5 million.

Subsequent to the fiscal year ended May 31, 2026, we also entered into the Grid Note, as described above, of which we drew $7.0 million on July 1, 2026. Applied Parent has agreed not to exercise its demand right under the Grid Note prior to August 20, 2027.

On July 21, 2026, we issued a total of 66,666 shares of our common stock upon the exercise of 66,666 common stock warrants held by an investor, with an exercise price of $15.00 per common stock warrant, resulting in net proceeds of approximately $1.0 million.

Material Contractual Obligations

In the ordinary course of business, we enter into contractual arrangements that require future cash payments. The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of May 31, 2026 (in thousands):

	Payments Due by Period						
	Total	**FY 2027**	**FY 2028**	**FY 2029**	**FY 2030**	**FY 2031**	**Thereafter**
Debt obligations[1]	$ 4,275	3,650	625	—	—	—	—
Operating lease obligations[2]	$ 65,109	21,798	22,623	17,152	3,536	—	—
Financing lease obligations[3]	$ 62,022	51,055	10,967	—	—	—	—

(1) Debt obligations presented in the table reflect the B. Riley Promissory Note and Parker Hannifin Promissory Note agreements assumed in the Business Combination, which are described in Note 8 to the consolidated financial statements for further discussion.

(2) Operating lease obligations include future minimum payments for our operating leases.

(3) Financing lease obligations include future minimum payments for our finance leases.

Summary of Cash Flows

The following table provides information about our net cash flow for the fiscal years ended May 31, 2026 and May 31, 2025, respectively.

	Fiscal Year Ended	
$ in thousands	**May 31, 2026**	**May 31, 2025**
Net cash provided by (used in) operating activities	$ 39,067	$ (7,222)
Net cash used in investing activities	(25,169)	(1,376)
Net cash (used in) provided by financing activities	(6,632)	10,996
Net increase in cash	7,266	2,398
Cash at beginning of period	2,398	—
Cash at end of period	$ 9,664	$ 2,398

Commentary on the cash flows during the fiscal years ended May 31, 2026 and May 31, 2025

Operating Activities

The net cash provided by (used in) operating activities changed by $46.3 million, from $7.2 million used in operating activities for the fiscal year ended May 31, 2025 to $39.1 million provided by operating activities for the fiscal year ended May 31, 2026. Activities that positively impacted operating cash flows during the fiscal year ended May 31, 2026 included changes in operating assets and liabilities as well as a decrease in net loss between comparative periods. These positive impacts were partially offset by a decrease in depreciation and amortization and lease expense due to renegotiations of certain agreements during the fiscal year ended May 31, 2026.

Investing Activities

The net cash used in investing activities increased by $23.8 million, from $1.4 million for the fiscal year ended May 31, 2025 to $25.2 million for the fiscal year ended May 31, 2026. This change was primarily due to an increase in investments in property and equipment during the fiscal year ended May 31, 2026 compared to May 31, 2025.

Financing Activities

The net cash (used in) provided by financing activities changed by $17.6 million, from $11.0 million provided by financing activities for the fiscal year ended May 31, 2025 to $6.6 million used in financing activities for the fiscal year ended May 31, 2026. This change was primarily driven by an approximately $38.3 million decrease in net transactions with Applied Parent as well as the absence of $12.0 million of proceeds from the issuance of SAFE agreements that occurred during the fiscal year ended May 31, 2025. These decreases were partially offset by $15.0 million of net proceeds from the

APLD Parent PIPE Investment, $4.5 million of proceeds from the exercise of warrants, the principal transfer of $12.0 million of the SAFE agreements to Applied Parent, and a decrease of $25.2 million in finance lease repayments during the fiscal year ended May 31, 2026 compared to the fiscal year ended May 31, 2025.

Recent Accounting Pronouncements

For a discussion of recently issued financial accounting standards, refer to "Note 2 - Significant Accounting Policies".

Critical Accounting Estimates and Significant Judgments

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the U.S. ("U.S. GAAP"). In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

- the fair value of the intangible and tangible assets acquired and liabilities assumed in our business combination;
- the unobservable inputs and assumptions used by management in estimating the fair value of our convertible preferred stock, warrants, and employee and non-employee director equity awards, which impacts our financial condition;
- accounting for leases; and
- useful lives assigned to long-lived assets.

Assets Acquired and Liabilities Assumed in Business Combinations

We allocate the fair value of the purchase price of an acquisition to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, the amount and timing of projected future cash flows based on expected future growth rates and margins, discount rate used to determine the present value of these cash flows, future changes in technology and royalty for similar brand licenses, and asset lives. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. Allocation of purchase consideration to identifiable assets and liabilities would ordinarily affect our amortization expense, as acquired finite-lived intangible assets are amortized over the useful life, whereas any indefinite-lived intangible assets, including goodwill, are not amortized. When applicable, during the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are included in the consolidated statement of operations. Refer to Note 3. *Business Combinations* in the notes to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion regarding the valuation of the Business Combination.

Convertible Preferred Stock and Warrant Liabilities

We use the Black-Scholes option-pricing model to value our warrant liabilities at each reporting period, which requires the input of highly subjective assumptions, most notably the estimated volatility of our common stock over the expected term. We use our historical common stock volatility to estimate expected volatility over the warrant terms. Management also made uncertain estimates regarding the likelihood and timing of certain future events for application of the Binomial Lattice model for the valuation of its convertible Series B Preferred Stock and certain warrants. Changes in these assumptions could have potential material impacts on the estimated fair value of warrant liabilities. Refer to Note 11.

Warrants and Note 13. *Temporary Equity* in the notes to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion regarding the valuation of warrants and Series B Preferred Stock, respectively.

Accounting for Leases

In accordance with ASC 842, Leases, at the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances present, generally based on whether we have the right to obtain substantially all of the economic benefits from the use of an identified asset and whether we have the right to direct the use of an identified asset in exchange for consideration, which relates to an asset which we do not own. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The interest rate implicit in lease contracts is typically not readily determinable. As such, we utilize our incremental borrowing rate to determine the present value of the future lease payments, which is a hypothetical rate based on our understanding of what our credit rating would be to borrow and resulting interest we would pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Certain adjustments to the right-of-use asset may be required for items, such as initial direct costs paid or incentives received. Lease payments may be fixed or variable; however, only fixed payments are included in our lease liability. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments is incurred. Refer to Note 15. *Leases* in the notes to the consolidated financial statements included in this Annual Report on Form 10-K for further discussion.

Useful Lives Assigned to Long-Lived Assets

The useful life of an asset represents the period during which the asset is expected to contribute directly or indirectly to future cash flows. We estimate the useful lives of the Company's long-lived assets based on various factors, including the expected period of economic benefit of the asset in use, our intended use of the asset, economic factors such asset obsolescence and technological advances, any limitations imposed by legal, regulatory, or contractual requirements, and industry norms. These assumptions affect the timing and amount of depreciation expense, which could have a material adverse effect on the results of our operations.

Allocations From Applied Parent

The consolidated financial statements include expense allocations prior to the Business Combination for certain expenses provided by Applied Parent on a centralized basis, including, but not limited to, payroll, stock-based compensation and income taxes, and other expenses that are either specifically identifiable or clearly applicable to the Cloud Business. These expenses have been allocated to us on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Cloud Business during the periods presented. Management considers that such allocations have been made on a reasonable basis; however, these allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, stand-alone public entity.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Item 10 of Regulation S-K and are not required to provide the information otherwise required under this Item 7A.

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of ChronoScale Holdings Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ChronoScale Holdings Corporation (the "Company") as of May 31, 2026 and 2025, the related consolidated statements of operations, temporary equity and stockholders' equity and cash flows for each of the two years in the period ended May 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended May 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Intangible Assets Acquired in a Business Combination

As discussed in Note 1 and Note 3 to the consolidated financial statements, on May 5, 2026, the Company completed a Business Combination that was accounted for as a reverse acquisition, with Applied Digital Cloud Corporation ("Cloud") determined to be the accounting acquirer. In connection with the acquisition of Legacy Ekso, the Company recognized identifiable intangible assets consisting of developed technology and trade names with a preliminary aggregate fair value of $10.95 million.

We identified the valuation of the acquired intangible assets as a critical audit matter. The principal considerations for our determination were the significant degree of auditor judgment and subjectivity involved in evaluating management's estimates used to determine the fair value of the acquired developed technology and trade names. The valuation of these assets was performed using the relief-from-royalty method and required management to make significant assumptions regarding projected revenues, royalty rates, discount rates, economic lives, and the future economic benefits expected to be

derived from the acquired assets. Auditing these assumptions required a high degree of auditor judgment and the involvement of valuation professionals with specialized knowledge and skill.

The primary procedures we performed to address this critical audit matter included:

- Obtained an understanding of the Company's acquisition accounting process, including controls related to the development and review of the valuation models and significant assumptions used in estimating the fair value of the acquired intangible assets.
- Evaluated the professional qualifications, experience, and objectivity of management's third-party valuation specialist.
- Tested the completeness and accuracy of the underlying data used in the valuation analyses, including historical financial information and management's forecasts.
- With the assistance of valuation specialists, evaluated the appropriateness of the relief-from-royalty methodology used to estimate the fair value of the developed technology and trade name assets.
- Assessed the reasonableness of significant assumptions utilized in the valuation models, including projected revenues, selected royalty rates, discount rates, and estimated useful lives, by comparing such assumptions to historical operating results, industry data, market participant assumptions, and other external evidence.
- Performed sensitivity analyses on significant assumptions to evaluate the impact of changes in those assumptions on the estimated fair values of the acquired intangible assets.
- Evaluated the adequacy of the Company's disclosures related to the Business Combination and the acquired intangible assets in the consolidated financial statements.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company’s auditor since 2026.

New York, NY
August 19, 2026

CHRONOSCALE HOLDINGS CORPORATION
Consolidated Balance Sheets
(In thousands, except par value amounts)

	May 31, 2026	May 31, 2025
ASSETS		
Current assets:		
Cash	$ 9,664	$ 2,398
Accounts receivable	12,542	3,788
Prepaid expenses and other current assets	2,200	223
Current assets held for sale	19,841	—
Total current assets	44,247	6,409
Property and equipment, net	32,081	10,922
Operating lease right of use assets, net	72,004	91,374
Finance lease right of use assets, net	122,509	195,495
Goodwill	54,513	—
Other assets	520	—
TOTAL ASSETS	$ 325,874	$ 304,200
LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,052	$ 3,962
Accrued liabilities	3,740	572
Current portion of operating lease liability	18,130	16,093
Current portion of finance lease liability	47,571	133,407
Current portion of debt	3,370	—
Current deferred revenue	—	3,594
Current liabilities held for sale	5,028	—
Total current liabilities	86,891	157,628
Long-term portion of operating lease liability	40,289	58,420
Long-term portion of finance lease liability	10,729	—
Long-term debt	474	12,000
Warrant liabilities	5,454	—
Total liabilities	143,837	228,048
Commitments and contingencies (Note 16)		
Temporary equity:		
Convertible preferred stock, $0.001 par value; 10,000 shares authorized; 3 issued and outstanding as of May 31, 2026, with a $2,926 redemption value; none outstanding as of May 31, 2025	2,012	—
Stockholders' equity:		
Common stock, $0.001 par value; 290,000 shares authorized; 145,212 and 138,217 shares issued and outstanding as of May 31, 2026 and May 31, 2025, respectively	145	138
Additional paid in capital	379,342	225,156
Accumulated deficit	(199,462)	(149,142)
Total stockholders’ equity	180,025	76,152
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS' EQUITY	$ 325,874	$ 304,200

See accompanying notes to the consolidated financial statements

CHRONOSCALE HOLDINGS CORPORATION
Consolidated Statements of Operations
(In thousands, except par share amounts)

	Fiscal Year Ended	
	May 31, 2026	**May 31, 2025**
Revenue	$ 71,604	$ 84,376
Costs and expenses:		
Cost of revenues	88,691	115,308
Selling, general and administrative	19,812	24,813
Loss (gain) on sale of assets	598	(414)
Total costs and expenses	109,101	139,707
Operating loss	(37,497)	(55,331)
Interest expense, net	9,583	17,399
Loss on change in fair value of warrants	2,212	—
Other Expense, net	8	—
Net loss from continuing operations before income tax expense	(49,300)	(72,730)
Income tax expense	—	—
Net loss from continuing operations	$ (49,300)	$ (72,730)
Net loss from discontinued operations	$ (1,020)	$ —
Net loss	$ (50,320)	$ (72,730)
Basic and diluted net loss per share attributable to common shareholders		
Continuing operations	$ (0.35)	$ (0.53)
Discontinued operations	(0.01)	—
Basic and diluted net loss per share	$ (0.36)	$ (0.53)
Basic and diluted weighted average number of shares outstanding	138,698	138,217

See accompanying notes to the consolidated financial statements

CHRONOSCALE HOLDINGS CORPORATION
Consolidated Statements of Temporary Equity and Stockholders' Equity
(In thousands)

	Temporary Equity[1]		Permanent Equity				
	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Stockholders' Equity
	Shares	Amount	Shares[2]	Amount	Capital	Deficit	(Deficit)
Balance as of May 31, 2024	—	$ —	138,217	$ 138	$ 225,156	$ (76,412)	$ 148,882
Net loss	—	—	—	—		(72,730)	(72,730)
Balance as of May 31, 2025	—	$ —	138,217	$ 138	$ 225,156	$ (149,142)	$ 76,152
Capital contributions from Applied Parent	—	—	—	—	75,435	—	75,435
Recapitalization adjustment resulting from reverse merger	6	3,854	—	4	53,765	—	53,769
Ekso Bionics Holdings, Inc. outstanding shares as of Business Combination date	—	—	3,565	—	—	—	—
Proceeds from the issuance of common stock, net	—	—	1,311	1	14,999		15,000
Conversion of Series B Preferred Stock to common stock	(3)	(1,955)	356	—	1,955	—	1,955
Accretion of Series B Preferred Stock to redemption value (deemed dividend)	—	113	—	—	(113)	—	(113)
Exercise of warrants	—	—	700	1	4,451	—	4,452
Equity incentive	—	—	1,063	1	2,397	—	2,398
Stock-based compensation	—	—	—	—	1,297	—	1,297
Net loss	—	—	—	—	—	(50,320)	(50,320)
Balance as of May 31, 2026	3	$ 2,012	145,212	$ 145	$ 379,342	$ (199,462)	$ 180,025

(1) Refer to Note 13. *Temporary Equity* for additional information regarding the January 2026 Series B Preferred Stock (as defined below).

(2) In accordance with Accounting Standards Codification ("ASC") 805, the historical stockholders' equity of the Company prior to the Business Combination (as defined below) has been retrospectively adjusted for the equivalent number of shares received in the share exchange with the difference between the par value of these shares and the consideration reflected in Additional Paid-in Capital. Refer to Note 3. *Business Combinations* for additional information.

CHRONOSCALE HOLDINGS CORPORATION

Consolidated Statements of Cash Flows (In thousands)

	Fiscal Year Ended	
	May 31, 2026	May 31, 2025
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (50,320)	$ (72,730)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	60,340	80,656
Stock-based compensation	1,297	(1,463)
Lease expense	21,034	30,922
Loss on change in fair value of warrants	2,212	—
Loss (gain) on sale of assets	598	(414)
Changes in operating assets and liabilities:		
Accounts receivable	(8,544)	(3,788)
Prepaid expenses and other current assets	(1,870)	111
Other assets	(520)	581
Accounts payable	4,565	(9,014)
Accrued liabilities and other noncurrent liabilities	(453)	(1,008)
Lease assets and liabilities	14,447	(3,491)
Deferred revenues	(3,719)	(27,584)
CASH FLOW PROVIDED BY (USED IN) OPERATING ACTIVITIES	39,067	(7,222)
CASH FLOW FROM INVESTING ACTIVITIES		
Net cash acquired in reverse merger acquisition	1,707	—
Purchases of property and equipment and other assets	(26,876)	(1,376)
CASH FLOW USED IN INVESTING ACTIVITIES	(25,169)	(1,376)
CASH FLOW FROM FINANCING ACTIVITIES		
Principal transfer of SAFE agreement to Applied Parent	(12,000)	—
Repayment of finance leases	(89,519)	(114,743)
Proceeds from issuance of common stock	15,750	—
Common stock issuance costs	(750)	—
Proceeds from issuance of SAFE agreement included in long-term debt	—	12,000
Capital contributions from Applied Parent	75,435	113,739
Proceeds from exercise of warrants	4,452	—
CASH FLOW (USED IN) PROVIDED BY FINANCING ACTIVITIES	(6,632)	10,996
NET INCREASE IN CASH	7,266	2,398
CASH, BEGINNING OF PERIOD	2,398	—
CASH, END OF PERIOD	$ 9,664	$ 2,398
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Fair value of assets acquired resulting from reverse merger	$ 74,705	$ —
138,217 shares issued in recapitalization adjustment resulting from reverse merger	$ 57,623	$ —
Fair value of liabilities assumed from reverse merger acquisition	$ 18,789	$ —
Deemed dividend in connection with equity financings	$ 113	$ —
Series B Preferred shares converted to common	$ 1,955	$ —
Operating right-of-use assets obtained by lease obligation	$ —	$ 20,280
Finance right-of-use assets obtained by lease obligation	$ 5,895	$ 64,358
Property and equipment in accounts payable and accrued liabilities	$ —	$ 1,387
Modification of liability classified incentive award to equity classified award	$ 2,398	$ —
Share issuance of restricted stock units	$ 1	$ —
SUPPLEMENTARY CASH FLOW DISCLOSURE:		
Interest paid	$ 9,532	$ 17,270

See accompanying notes to the consolidated financial statements

1. Business and Basis of Presentation

Description of the Business

ChronoScale Holdings Corporation (the "Company," "we," "our," or "us") operates an integrated platform of cloud computing infrastructure and advanced technology solutions. On May 5, 2026, the Company completed a business combination with Applied Digital Cloud Corporation and changed its name from Ekso Bionics Holdings, Inc. to ChronoScale Corporation ("ChronoScale") (the "Business Combination"). Following the Business Combination, the Company operated through two wholly-owned subsidiaries: Applied Digital Cloud Corporation ("Cloud") and Ekso Bionics, Inc. and its subsidiaries ("Legacy Ekso"). On July 1, 2026, the Company completed a holding company transaction (the "Holding Company Transaction") pursuant to which ChronoScale Holdings Corporation became the successor issuer to ChronoScale and the publicly traded parent company. In connection with the Holding Company Transaction, Cloud became a direct wholly-owned subsidiary of ChronoScale Holdings Corporation and changed its name to "ChronoScale Corporation" and ChronoScale became a direct wholly-owned subsidiary of ChronoScale Holdings Corporation, converted from a Nevada corporation to a Nevada limited liability company and changed its name to "ChronoScale Intermediate LLC." Legacy Ekso is a direct wholly-owned subsidiary of ChronoScale Intermediate LLC. All references to Cloud in these consolidated financial statements refer to Applied Digital Cloud Corporation prior to the Holding Company Transaction and to ChronoScale Corporation following the Holding Company Transaction. The Company is headquartered in Dallas, Texas, and its common stock is listed on the Nasdaq Capital Market under the symbol "CHRN."

The Company's cloud business ("the Cloud Business") provides cloud-based computing services to customers, including artificial intelligence ("AI") and machine learning ("ML") developers, by delivering access to high-performance computing infrastructure at third-party colocation facilities. Customers pay a fixed rate for energized space supported by Company-owned equipment. The Company's platform supports compute-intensive workloads, including AI, ML and high-performance computing ("HPC"), leveraging graphics processing unit ("GPU")-based infrastructure deployed across multiple United States ("U.S.") locations.

Legacy Ekso designs, develops and markets exoskeleton technologies that augment human strength, endurance and mobility, with a primary focus on healthcare applications such as rehabilitation and mobility solutions for individuals with physical impairments.

Following the Business Combination, the Company has shifted focus to its Cloud Business operations. The Board of Directors of the Company has approved a plan to divest the Legacy Ekso Business, which has been designated as "held for sale" as of May 31, 2026, with completion expected during fiscal year 2027. As a result, the Company expects to operate primarily as a cloud services provider supporting data-intensive and AI-driven workloads, while completing the divestiture of its Legacy Ekso operations.

Basis of Presentation

The accompanying financial statements present the consolidated financial position, results of operations and cash flows of the Company as a standalone reporting entity. The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") and reflect the consolidated operations of the Company and its wholly-owned subsidiaries for the periods presented. All intercompany accounts and transactions have been eliminated in consolidation.

The Company evaluates events and transactions that occur after the balance sheet date for potential recognition or disclosure in the financial statements in accordance with U.S. GAAP.

The Company classifies its assets and liabilities between current and non-current based on the expected timing of realization or settlement, generally considering a one-year period from the balance sheet date. Revenue and expenses are recognized in the periods in which they are earned or incurred, respectively, in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar and share amounts included in these notes to the consolidated financial statements are in thousands.

Prior to the Business Combination, Cloud existed and functioned as a part of the consolidated business of Applied Digital Corporation, a Nevada corporation (“Applied Parent"). For the periods prior to the Business Combination, the financial statements are prepared on a standalone basis and are derived from Applied Parent's historical accounting records. The Business Combination was accounted for as a reverse acquisition of Ekso Bionics Holdings, Inc. by Cloud as the accounting acquirer. Accordingly, the historical financial statements presented herein are those of ChronoScale Holdings Corporation, the accounting acquirer, and are presented as a continuation of ChronoScale Holdings Corporation financial operations. The operations of Ekso Bionics Holdings, Inc. are consolidated only from the closing date of the Business Combination forward. The financial statements may not be indicative of the Company's future performance and do not necessarily reflect what financial position, results of operations and cash flows would have been had it operated as a standalone business for the period prior to the Business Combination.

The consolidated statement of operations includes all revenues, costs, and expenses directly attributable to the Company including allocation of expense associated with payroll, stock-based compensation and income taxes. Allocations are based on direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the period prior to the Business Combination. The allocated amounts are not necessarily indicative of the amounts that would be incurred or realized had the Company operated as a separate standalone entity during the period prior to the Business Combination. Actual costs the Company may have incurred if it were a standalone entity during the period prior to the Business Combination would depend on a number of factors, including whether functions were outsourced or performed by employees and strategic decisions made in areas of selling, general and administrative expense and infrastructure.

Income tax amounts in the consolidated financial statements have been calculated on a separate return method and presented as if operations were separate taxpayers in the respective jurisdictions for the period prior to the Business Combination.

The consolidated balance sheet includes assets and liabilities for the period prior to the Business Combination that have been determined to be specifically identifiable or otherwise attributable to the Company. Cash includes cash held at legal entities within the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet, and the reported amounts of revenue and expenses during the reporting periods. The Company evaluates the estimates on an on-going basis. Although estimates are based on historical facts and various other assumptions that the Company believes are reasonable, actual results could differ from those estimates. For the Company, these estimates include, but are not limited to, the fair value of intangible and tangible assets acquired and liabilities assumed in business combinations, the valuation of warrants, convertible preferred stock, and employee and non-employee director equity awards, accounting for leases, useful lives assigned to long-lived assets, and contingencies.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) 606, *Revenue from Contracts with Customers*. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which when capable of being distinct, are accounted for as separate performance obligations. In accordance with ASC 606, revenue recognition is evaluated based on the following five-step approach, including (i) identification of the contract; (ii) identification of performance obligations; (iii) determination of the transaction price; (iv) allocation of the transaction price; and (v) recognition of revenue.

The Company provides managed cloud infrastructure services to customers, such as AI and ML developers, to help develop their advanced products. Customers pay a fixed rate to the Company in exchange for managed cloud services

(In thousands, except per share amounts)

supported by Company-provided equipment. Revenues are recognized based on the fixed rate, net of any credits for non-performance, over the term of the agreements.

Accounts Receivable

Accounts receivable are primarily comprised of billed and unbilled receivables for which the Company has an unconditional right to consideration and the performance obligations have been satisfied. When applicable, the Company recognizes an allowance for the remaining lifetime expected credit losses based on management’s expectation of collectability. The Company bases its estimate on multiple factors, including historical experience with bad debts, the Company's relationship with its customers and their credit quality, the aging of respective asset balances, current macroeconomic conditions and management’s expectations of conditions in the future. The Company writes off accounts receivable in the period when the likelihood of collection of a balance is considered remote. The Company has not experienced material losses related to accounts receivable during the years ended May 31, 2026. However, during the year ended May 31, 2025, the Company recorded $9,508 in bad debt expense related to the specific identification of an uncollectible balance from a single counterparty (this counterparty is no longer a customer of the Company), which is included as a component of “Selling, general and administrative expense” in the consolidated statement of operations. The Company's accounts receivable balances, net of allowances, as of May 31, 2026 and 2025 were $12,542 and $3,788, respectively.

Concentration of Credit Risk

The Company extends credit to customers in the normal course of business. Concentrations of credit risk with respect to accounts receivable exist to the full extent of amounts presented in the consolidated financial statements. The Company does not require collateral from its customers to secure accounts receivable.

The Company's accounts receivable as of May 31, 2026 are derived from revenue earned from a single customer. For the year ended May 31, 2026, this customer accounted for approximately 100% of the Company's revenues and accounts receivable. The Company expects that one or a limited number of its customers will continue to account for a high percentage of its revenue for the foreseeable future.

The Company monitors the credit quality of its customer on an ongoing basis and has not historically experienced any significant losses related to receivables, except for the one-off uncollectible balance identified during the year ended May 31, 2025; refer to the Accounts Receivable section above for more information. However, the Company's financial condition, results of operations, and cash flows are dependent upon the continued relationship with, and financial condition of, this customer. In the event that this customer chooses to terminate or not renew its contract with Cloud, the Company's operating results would suffer dramatically until it obtains replacement customers, which could result in a material adverse effect on the Company's business, results of operations and future prospects.

Segments

For the year ended May 31, 2026, the Company has identified one operating segment, the Cloud Business, which has also been determined to be the Company’s primary reportable business segment. Operating segments are defined as components of an enterprise for which separate financial information is available and is evaluated regularly by the Chief Operating Decision Maker (“CODM”), which is the Company’s Chief Executive Officer. The Company's CODM evaluates performance and makes operating decisions primarily based on revenue and profit (loss).

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (see “Note 4 - Property and Equipment”). Once an asset is identified for retirement or disposition, the related cost and accumulated depreciation or amortization are removed, and a gain or loss is included in earnings. Leasehold improvements and assets recorded in association with our leases are amortized over the shorter of the expected lease term or the estimated useful life of the asset. Construction in progress represents assets received but not placed into service as of May 31, 2026 and May 31, 2025.

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the fair value of the net tangible and identified intangible assets acquired. The Company performs an annual impairment assessment, or more frequently if indicators of potential impairment exist, which includes evaluating qualitative and quantitative factors to assess the likelihood of an impairment of goodwill. Such indicators include, but not limited to, material departures from projected sales volume, deteriorating gross margins, and uncertainties regarding continued commercialization as a result of changing business strategies.

Impairment or Disposal of Long-Lived Assets

Our long-lived assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. We also evaluate the period of depreciation and amortization of long-lived assets to determine whether events or circumstances warrant revised estimates of useful lives. When indicators of impairment are present, we determine the recoverability of our long-lived assets by comparing the carrying value of our long-lived assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the estimated future undiscounted cash flows demonstrate the long-lived assets are not recoverable, an impairment loss would be calculated based on the excess of the carrying amounts of the long-lived assets over their fair value. The Company's estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections.

Lease Accounting

The Company determines whether an arrangement contains a lease at the inception of the arrangement. The Company leases data center and office space under operating leases and equipment under both financing and operating leases. If a lease is determined to exist, the term of such lease is assessed based on the commencement date, which is the date on which the underlying asset is made available for the Company's use by the lessor. For leases with renewal periods or early terminations at the Company's option, the Company determines the expected lease term based on whether the exercise of any renewal option or early termination is reasonably certain at the inception of the lease.

At the commencement date of a lease, we recognize a right-of-use asset representing our right to use the underlying asset during the lease term and a lease liability for the present value of the future lease payments. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available on the commencement date in determining the present value of lease payments.

For operating leases, we recognize fixed lease expense on a straight-line basis over the lease term. For finance leases, we recognize amortization expense on the right-of-use asset and interest expense on the lease liability over the lease term. Variable lease costs are recognized as incurred. Assets and liabilities related to finance leases are presented separately from those relating to operating leases on our consolidated balance sheets. We do not record lease contracts with a term of 12 months or less on our consolidated balance sheets. We have also elected for all leases to not separate lease and non-lease components.

Warrant Valuation

The Company generally accounts for warrants issued in connection with equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that it may need to settle the warrants in cash.

Where there is a possibility that the Company may have to settle warrants in cash, it estimates the fair value of the issued warrants as a liability at each reporting date and records changes in the estimated fair value as a non-cash gain or loss in the consolidated statements of operations and comprehensive loss. The fair values of these warrants have been determined using the Black-Scholes option-pricing model (the "Black-Scholes Model") and the Binomial Lattice model (the "Lattice Model"). The Black-Scholes Model requires inputs, such as the expected volatility, expected term, exercise price, risk-free interest rate, and the value of the underlying security. The Lattice Model provides for assumptions regarding expected volatility, expected term, exercise price, risk-free interest rates, the value of the underlying security, and the probability of and likely timing of a specific event within the period to maturity. These values are subject to a significant degree of the Company's judgment. In addition to the aforementioned inputs, the Company's common stock price represents a significant input that affects the valuation of the warrants.

(In thousands, except per share amounts)

Assets Held For Sale

The Company generally considers assets to be held for sale when the following criteria are met: (i) management commits to a plan to sell the property, (ii) the property is available for sale immediately, (iii) management has initiated an active program to locate a buyer or buyers and other actions required to complete the plan to sell the disposal group, (iv) the sale of the property within one year is considered probable, (v) the property is actively being marketed for sale at a price that is reasonable in relation to its current fair value and (vi) significant changes to the plan to sell are not expected. Property classified as held for sale is no longer depreciated and is reported at the lower of its carrying value or its estimated fair value less estimated costs to sell in accordance with ASC 360, *Property, Plant and Equipment - Impairment or Disposal of Long-Lived Assets.* Upon the Business Combination date, and as of May 31, 2026, the Company deemed its Legacy Ekso Business met the held for sale criteria and was classified as such on the consolidated balance sheet as of May 31, 2026.

Discontinued Operations

The Company deems it appropriate to classify a business as a discontinued operation if the related disposal group meets all of the following criteria: (i) the disposal group is a component of the Company, (ii) the component meets the held for sale criteria, and (iii) the disposal of the component represents a strategic shift that has a major effect on the Company's operations and financial results. However, a business that is classified as held for sale upon acquisition qualifies for discontinued operations presentation regardless of whether the disposal represents a strategic shift that has (or will have) a major effect on the Company's operations and financial results.

On May 5, 2026, in connection with the Business Combination, the Company classified the Legacy Ekso Business as held for sale. Because the Legacy Ekso Business met the criteria to be classified as "held for sale" upon acquisition, the business qualifies for discontinued operations presentation in accordance with ASC 205-20, *Discontinued Operations*. Accordingly, the Company has presented the assets and liabilities of the Legacy Ekso Business separately as current assets and liabilities held for sale on its consolidated balance sheets and the operating results of the Legacy Ekso Business separately as net loss from discontinued operations in its consolidated statements of operations as of and for the year ended May 31, 2026, respectively.

Income Taxes

Income tax amounts in the consolidated financial statements have been calculated on a separate return method and presented as if operations were separate taxpayers in the respective jurisdictions. Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized based on the future tax consequences attributable to differences that exist between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as tax attributes such as net operating loss, capital loss and tax credits carryforwards on a taxing jurisdiction basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected, more likely than not, to be realized in the future. A tax benefit from an uncertain income tax position may be recognized in the financial statements only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Any subsequent changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

ASC Topic 740, *Income Taxes*, ("ASC 740"), clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure, and transition.

(In thousands, except per share amounts)

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as components of income tax expense.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's consolidated financial statements.

For further information on income taxes, see "Note 9 - Income Taxes" below.

Stock-based Compensation

The Company measures stock-based compensation expense for restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and performance stock units ("PSUs") made to employees and non-employee directors based on the Company's closing stock price on the date of grant and recognizes the value on a straight-line basis over the requisite service periods of the awards.

The Company records compensation expense for service-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the award. For awards with performance-based conditions, at the point that it becomes probable that the performance conditions will be met, the Company records a cumulative catch-up of the expense from the grant date to the current date, and then amortizes the remainder of the expense over the remaining service period. Management evaluates when the achievement of a performance-based condition is probable based on the expected satisfaction of the performance conditions as of the reporting date. The amount of stock-based compensation expense recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The Company accounts for forfeitures as they occur.

Liquidity

As of May 31, 2026, the Company had cash of $9,664 and a working capital deficit of $42,644. Historically, the Company has incurred losses and has relied on Applied Parent to provide financing for its operations. In connection with the Business Combination, the Company raised $15,750 in equity funding (gross, before deducting Business Combination and other related expenses).

Subsequent to the fiscal year ended May 31, 2026, the Company entered into the Grid Note (as defined below), which made available to the Company an aggregate principal amount up to $100,000, reduced by the value of any of our liabilities guaranteed by the lender and a reserve amount determined by the lender. Based on the current forecast, approximately $93,000 of undrawn capacity under the Grid Note is available to the Company. Applied Parent has agreed not to exercise its demand right under the Grid Note prior to August 20, 2027.

Management prepared a cash flow forecast covering the period through August 31, 2027, which includes expected cash flows from operations and known and reasonably knowable contractual obligations, including debt principal and interest payments and operating and finance lease payments. Based on this forecast, the Company's available liquidity, considering of cash on hand and available liquidity under the Grid Note, is expected to exceed forecasted cash commitments by approximately $61,016 during the look-forward period.

Based on this analysis, the Company believes the company has sufficient liquidity to meet its obligations as they become due for at least one year after the issuance of the consolidated financial statements. Accordingly, management concluded that substantial doubt about the Company's ability to continue as a going concern is not raised.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update ("ASU") 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU is intended to enhance transparency of income statement disclosures primarily through additional disaggregation of relevant expense captions. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, with prospective or retrospective application permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statement presentation and disclosures and plans to adopt this pronouncement beginning with its fiscal year beginning June 1, 2027.

(In thousands, except per share amounts)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270) Narrow-Scope Improvements, which is intended to improve the navigability of the guidance in ASC 270, Interim Reporting, and clarify when it applies. Under the amendments, an entity is subject to ASC 270 if it provides interim financial statements and notes in accordance with U.S. GAAP. ASU 2025-11 also addresses the form and content of such financial statements, interim disclosures requirements, and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, and early adoption is permitted. The Company is currently evaluating the impact of this ASU on its consolidated financial statements and plans to adopt this pronouncement beginning with its fiscal year beginning June 1, 2028.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. The amendments in this update are to make other incremental improvements to U.S. GAAP and facilitate codification updates for a broad range of Topics arising from technical corrections, unintended application of the codification, clarifications, and other minor improvements. The resulting amendments are collectively referred to as Codification improvements. ASU 2025-12 is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. The Company is currently evaluating the impact the adoption of ASU 2025-12 may have on the Company's consolidated financial statements.

3. Business Combinations

Ekso Bionics Holdings, Inc.

On May 5, 2026, the Company completed the Business Combination contemplated by the Contribution and Exchange Agreement. At the Closing, APLD ChronoScale HoldCo LLC, a wholly-owned subsidiary of APLD Intermediate HoldCo LLC (the "Contributor"), transferred to the Company all of its right, title and interest in 1.2 shares of common stock of Cloud, representing 100% of the issued and outstanding equity interests of Applied Digital Cloud Corporation, in exchange for 138,217 newly issued shares of common stock of the Company. As a result of the Business Combination, Cloud became a direct, wholly-owned subsidiary of the Company. Following the consummation of the Applied Parent PIPE Investment and the closing of the Business Combination, Applied Parent and Contributor collectively beneficially owned approximately 97% of the outstanding common stock of the Company and the legacy Ekso shareholders owned approximately 3% of the Company's outstanding common stock. Based on the relative voting rights and ownership interests following the Business Combination, Cloud was determined to be the accounting acquirer and the transaction was accounted for as a reverse acquisition.

Holding Company Transaction

On July 1, 2026, the Company completed the Holding Company Transaction pursuant to which ChronoScale Holdings Corporation became the successor issuer to ChronoScale and the publicly traded parent company, and Applied Digital Cloud Corporation became a direct wholly-owned subsidiary of ChronoScale Holdings Corporation and was renamed "ChronoScale Corporation." All references to "Cloud" following the Holding Company Transaction refer to ChronoScale Corporation.

The aggregate purchase consideration in the Business Combination was $57,623, which was comprised of the following:

	Purchase Consideration
Common and preferred shares issued (4,277 shares)	$ 56,543
Assumed restricted stock units (82 RSUs)	1,080
Total purchase consideration	$ 57,623

The fair value of the common stock, preferred stock, and assumed restricted stock units included in the purchase consideration was estimated based on our $13.22 closing stock price on the Business Combination acquisition date.

In connection with the Business Combination, the Company assumed certain equity awards. The portion of these awards attributable to pre-combination service, valued at $1,080, was included in the total purchase price. The remaining compensation expense for awards requiring post-combination service will be recognized over the respective awards' remaining requisite service period.

(In thousands, except per share amounts)

The acquisition-related costs were $5,363, and were recorded in selling, general and administrative expense in the consolidated statements of operations during the year ended May 31, 2026.

The preliminary fair values of assets acquired and liabilities assumed on the Business Combination acquisition date are summarized as follows:

Purchase consideration to be allocated	$	57,623
Cash	$	13,492
Goodwill		54,513
Current assets held for sale		20,192
Total assets acquired	$	88,197
Current portion of debt		(3,346)
Accrued liabilities		(3,397)
Long-term debt		(464)
Warrant liabilities		(3,242)
Current liabilities held for sale		(5,125)
Total liabilities assumed	$	(15,574)
Total net assets acquired attributable to ChronoScale Corporation	$	72,623
Less: Cash acquired through APLD Parent PIPE Investment (as defined below)	$	(15,000)
Total net assets acquired attributable to ChronoScale Corporation, net of APLD Parent PIPE Investment	$	57,623

The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, none of which is expected to be deductible for tax purposes. Goodwill is entirely attributable to the expected synergies and economic benefits associated with the access to public markets resulting from the Business Combination transaction, rather than the Legacy Ekso Business which is classified as held for sale and discontinued operations as of May 31, 2026. There were no changes to goodwill in the period between the Business Combination acquisition date and May 31, 2026.

(In thousands, except per share amounts)

The acquired assets and assumed liabilities were recorded at their estimated fair values, which are subject to change during the measurement period, which is up to one year from the date of acquisition. Assets and liabilities held for sale were recorded at their estimated fair values less costs to sell, as presented in the following table:

	Acquisition Date
ASSETS	
Current assets:	
Accounts receivable, net	$ 4,125
Inventories	4,562
Prepaid expenses and other current assets	1,150
Property and equipment, net	1,086
Intangible assets, net	10,950
Operating lease right-of-use assets, net	315
Other assets	369
Estimated costs to sell	(2,365)
Total current assets held for sale	$ 20,192
LIABILITIES	
Current liabilities:	
Accounts payable	$ 281
Accrued liabilities	1,658
Operating lease liabilities, current	321
Deferred revenues, current	1,401
Deferred revenues, non-current	1,288
Operating lease liabilities, non-current	114
Other non-current liabilities	62
Total current liabilities held for sale	$ 5,125

The fair value of the assumed debt was determined based on a valuation performed by an independent third-party valuation specialist in connection with the acquisition.

The fair value of acquired intangible assets consists of legacy Ekso's developed technology and trade name. The valuations of the developed technology and trade name were performed by a third-party valuation specialist using the relief-from-royalty method. The following table presents the amounts allocated to the intangible assets identified as of the date of acquisition and their estimated useful lives:

	Fair Value	Useful Lives (in years)
Trade names	$ 4,650	7
Developed technology	6,300	7
Total intangible assets acquired	$ 10,950	

The following unaudited pro forma combined financial information presents the combined results of Cloud and Ekso Bionics Holdings, Inc. as if the Business Combination had occurred on June 1, 2024, the beginning of the comparable prior annual reporting period:

(In thousands, except per share amounts)

	Year Ended May 31, 2026	Year Ended May 31, 2025
Pro forma revenue	$ 83,169	$ 99,027
Pro forma net loss	$ (66,233)	$ (87,107)

The unaudited pro forma combined financial information has been derived from the historical financial information of Cloud and Ekso Bionics Holdings, Inc. and reflects pro forma adjustments for the reversal of historical amortization expense related to intangible assets.

The unaudited pro forma combined financial information does not necessarily reflect what the combined company's financial condition or results of operations would have been had the Business Combination and related financing transactions been completed as of June 1, 2024. The unaudited pro forma combined financial information is presented for informational purposes only and may not be indicative of the Company's future financial condition or results of operations. As Legacy Ekso assets qualify as held for sale and discontinued operations, an adjustment was not recorded for amortization expense within the unaudited pro forma combined financial information.

4. Property and Equipment

Property and equipment, net consisted of the following as of May 31, 2026 and 2025:

	Estimated Useful Life	May 31, 2026	May 31, 2025
Networking equipment, electrical equipment, and software	3 - 5 years	$ 672	$ 672
Leasehold improvements	3 - 5 years	697	697
Construction in progress		1,208	3,331
Other equipment and fixtures	3 - 5 years	37,907	8,900
Total cost of property and equipment		40,484	13,600
Accumulated depreciation		(8,403)	(2,678)
Property and equipment, net		$ 32,081	$ 10,922

Depreciation expense totaled $5,725 and $1,932 for the fiscal years ended May 31, 2026 and 2025, respectively, and was included as a component of cost of revenues and selling, general and administrative expense in the consolidated statements of operations.

5. Revenue from Contracts with Customers

Below is a summary of the Company's revenue concentration by major customer for the fiscal years ended May 31, 2026 and May 31, 2025:

	May 31, 2026	May 31, 2025
Customer A	100 %	77 %
Customer B	— %	23 %
	100 %	100 %

For the year ended May 31, 2026, the Company's revenue is concentrated with a single customer, Together AI, which utilizes GPU capacity across all three of the Company's third-party colocation centers, pursuant to a master terms of service agreement originally entered into in December 2023 (as amended to date, the "Together AI Agreement"). The Together AI Agreement was most recently renewed effective March 1, 2026 for an initial term of twelve months, after which it automatically renews for successive sixty-day periods unless either party provides prior written notice of termination. Pursuant to the terms of the Together AI Agreement, the Company provides Together AI with access to dedicated NVIDIA H100 GPU infrastructure across multiple clusters totaling approximately 6.1 GPUs. The Company's services are priced at a fixed, per-GPU per-hour rate which is billed and paid monthly. In the Company's industry, it is common to have a concentrated number of customers and relatively short-term contracts with customers (typically, on a

(In thousands, except per share amounts)

month-to-month or annual basis). The loss of, or a significant reduction in services provided to, this customer could have a material impact on the Company's financial position, result of operations, and cash flows.

Deferred Revenue

Changes in the Company's deferred revenue balances for the fiscal years ended May 31, 2026 and May 31, 2025, respectively, are shown in the following table:

	May 31, 2026	May 31, 2025
Balance, beginning of period	$ 3,594	$ 31,178
Advance billings	61,649	$ 66,435
Revenue recognized	(65,243)	$ (84,376)
Other adjustments [(1)]	—	$ (9,643)
Balance, end of period	—	3,594

[(1)] During the year ended May 31, 2025, this adjustment represents deferred revenue associated with a contract that was cancelled during the 2024 fiscal year and repaid during the 2025 fiscal year.

6. Discontinued Operations

On May 5, 2026, in connection with the Business Combination, the Company classified the Legacy Ekso Business as held for sale. Because the Legacy Ekso Business met the criteria to be classified as "held for sale" upon acquisition, the business qualifies for discontinued operations presentation in accordance with ASC 205-20, Discontinued Operations. As such, the Company reported the Legacy Ekso Business as discontinued operations for the fiscal year ended May 31, 2026. The Company expects the sale of the Legacy Ekso Business to occur within 12 months from the date it met the held for sale criteria.

The financial results of the Legacy Ekso Business are presented as net loss from discontinued operations on the consolidated statements of operations. The results of operations included within discontinued operations represent the period from May 5, 2026 through May 31, 2026 and include directly attributable revenues and expenses. Corporate overhead costs and other general administrative expenses that are not directly attributable to the operations of the discontinued component have not been allocated to discontinued operations. The following table presents the major components of the financial results of the Legacy Ekso Business for the periods presented.

	Fiscal Year Ended May 31, 2026
Revenue	$ 385
Costs and expenses:	
Cost of revenues	302
Selling, general and administrative	1,103
Total costs and expenses	1,405
Operating loss from discontinued operations	(1,020)
Other expense, net	—
Net loss from discontinued operations before income tax expense	(1,020)
Income tax expense	—
Net loss from discontinued operations	$ (1,020)

As of May 31, 2026, the assets and liabilities of the Legacy Ekso Business are classified as current in the Company's consolidated balance sheets, as it is probable that the sale will occur within one year. The following table represents the aggregated carrying amounts of classes of assets and liabilities that are classified as held for sale on the consolidated balance sheets for the periods presented:

(in thousands)		May 31, 2026
ASSETS		
Current assets:		
Cash	$	2
Accounts receivable		3,914
Prepaid expenses and other current assets		5,604
Property and equipment, net		1,084
Intangible assets, net		10,950
Operating lease right of use asset, net		284
Other assets		368
Estimated costs to sell		(2,365)
Total current assets held for sale	$	19,841
LIABILITIES		
Current liabilities:		
Accounts payable		263
Accrued liabilities		1,807
Current portion of operating lease liability		290
Deferred revenue		2,563
Long-term portion of operating lease liability		105
Total current liabilities held for sale	$	5,028

The following table summarizes the net cash flows from discontinued operations of the Legacy Ekso Business for the years ended May 31, 2026, and May 31, 2025:

		Fiscal Year Ended
		May 31, 2026
Net cash used in operating activities - discontinued operations	$	(1,705)
Net cash used in investing activities - discontinued operations	$	—

7. Related Party Transactions

The Company has transactions with related parties, primarily with its parent entity, Applied Parent. As a result of its ownership interest and control, Applied Parent is considered a related party.

Management Advisory and Corporate Services Agreement

In connection with the business combination, the Company entered into a Management Advisory and Corporate Services Agreement (the “Services Agreement”) and related commercial arrangements with Applied Parent, pursuant to which Applied Parent will provide certain services to the Company. The Services Agreement provides management advisory and corporate services to the Company including financial, managerial, operational, strategic, financing, acquisition, and divestiture-related advice. The arrangements generally have an initial term of approximately one year and are subject to automatic monthly renewal provisions unless terminated by either party in accordance with the terms of the Services

(In thousands, except per share amounts)

Agreement. The Company compensates Applied Parent for these services through a combination of management services fees based on a percentage of revenue and fixed fees for corporate and administrative services. The Company may also reimburse Applied Parent for certain costs incurred on its behalf.

Expenses (and, where applicable, income) associated with these arrangements are recognized as the related services are rendered. The Company believes that fees charged under the Services Agreement and related arrangements are consistent with market terms.

Related Party Transactions and Balances

The Consolidated Financial Statements presented for the periods prior to the Business Combination are prepared on a standalone basis and are derived from the consolidated financial statements and accounting records of Applied Parent, as relevant. For purposes of preparing the Consolidated Financial Statements on a "carve-out" basis, Management allocated a portion of Applied Parent corporate expenses to the Company. The Parent provides shared services, utilizes cash pooling in situations where the Parent pays for an expense associated with the Company. Shared services consist, but are not limited to, financing, payroll, stock-based compensation, and other expenses that are either specifically identifiable or clearly applicable to the Company. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on a pro rata basis using an applicable measure of headcount or other allocation methodologies considered to be a reasonable reflection of the utilization of services provided or the benefit received by the Company during the periods presented. Management considers that such allocations have been made on a reasonable basis; however, these allocations may not be indicative of the actual expense that would have been incurred had the Company operated as an independent, stand-alone public entity.

	Fiscal Year Ended May 31, 2026	Fiscal Year Ended May 31, 2025
Cost of revenues	$ 854	$ 2,772
Selling, general and administrative	2,058	(1,894)
	$ 2,912	$ 878

As of the balance sheet dates, amounts due to or from related parties for the period ending May 31, 2026 and 2025 are considered immaterial.

The Company identified Applied Parent as a related party based on its controlling ownership interest. Based on a review of contractual arrangements and Directors' and Officers' questionnaires, the Company did not identify any reportable related party transactions other than those with Applied Parent. Refer to Note 10. *Stockholders' Equity – Contributions from Applied Parent* for additional information regarding transactions with Applied Parent.

The Company did not identify any additional related party arrangements, including loans, guarantees, or transactions with directors, officers, or their immediate family members.

8. Debt

B. Riley Promissory Note

On May 5, 2026, in connection with the Business Combination, the Company assumed a Secured Promissory Note and Security Agreement (the "B. Riley Promissory Note") by and between Legacy Ekso and B. Riley Commercial Capital, LLC ("B. Riley") as lender. The B. Riley Promissory Note provides for a secured term loan in an aggregate principal amount of up to $2,000. The loan matures on the earlier of the receipt of at least $2,400 in net proceeds from the sale of the equity interests of the Company from new equity investors (a "Qualified Financing"), or September 14, 2026 (the "Maturity Date"). The Company has received a waiver under the B. Riley Promissory Note such that the Business Combination pursuant to the Contribution and Exchange Agreement dated as of February 15, 2026 and certain related transactions, such as the proposed financing that occurred on May 5, 2026, do not constitute an Event of Default (as

(In thousands, except per share amounts)

defined under the B. Riley Promissory Note). The proposed financing, or the May 2026 APLD Parent PIPE Investment, is described in Note 10. *Stockholder's Equity — May 2026 APLD Parent PIPE Investment*.

In connection with the Business Combination, the B. Riley Promissory Note was recorded at its estimated acquisition-date fair value of $2,239, in accordance with ASC 805. As a result of this fair value measurement, all unamortized debt issuance costs and any debt discount previously recorded by Legacy Ekso were eliminated. The difference between the fair value and the related principal amount and other expected payments (as described below) of the B. Riley Promissory Note represents the new debt discount, which is accreted to interest expense over the remaining life of the B. Riley Promissory Note using the effective interest method.

Borrowings under the B. Riley Promissory Note bear interest at the rate of 10% per annum, which shall be payable in full on the Maturity Date. On the Maturity Date, the Company shall pay to B. Riley an exit fee in the amount of 10% of the original principal amount of the loan, which shall in the aggregate be $200 (the "Exit Fee"). The Company may prepay the obligations under the B. Riley Promissory Note at any time in whole or in part. In connection with such prepayment, the Company must pay all accrued but unpaid interest on such portion of the principal prepaid, all interest that would have accrued through the Maturity Date on such principal amount prepaid and the portion of the Exit Fee applicable to such principal amount prepaid. B. Riley may elect to convert the obligations under the B. Riley Promissory Note, including the principal, interest, and Exit Fee, into equity securities of the Company in connection with a Qualified Financing at the purchase price per share paid by the lead investor thereunder.

The B. Riley Promissory Note also contains customary affirmative and negative covenants, including negative covenants limiting the ability of the Company and the Subsidiary to, among other things, incur debt, grant liens, dispose of assets, and make certain restricted payments, in each case, subject to limitations and exceptions set forth in the B. Riley Promissory Note. As of May 31, 2026, the Company was compliant with all covenants.

The following table presents the principal amount, Exit Fee and expected interest payment, debt discount, and carrying value of the Company's B. Riley Promissory Note as of May 31, 2026, which was classified as current:

	Fiscal Year Ended May 31, 2026
Principal amount	$ 2,000
Exit Fee and expected interest payment	400
Total expected payments at maturity	$ 2,400
Debt discount	(130)
Net carrying amount	$ 2,270

The effective interest rate for the period from May 5, 2026 through May 31, 2026 was 19.1%. Since the Exit Fee is mandatory, it was included in the cash flows used to apply the effective interest method and will result in an additional liability of $200 upon loan repayment. The following table sets forth the total interest expense recognized for the year ended May 31, 2026 (from May 5, 2026 to May 31, 2026):

	Fiscal Year Ended May 31, 2026
Contractual interest expense	$ 14
Accretion of debt discount and Exit Fee	17
Total interest expense	$ 31

As of May 31, 2026, the B. Riley Promissory Note had accrued interest of $14.

The Company evaluated the B. Riley Promissory Note and determined that certain redemption features met the definition of an embedded derivative liability that are required to be bifurcated from the host instrument. However, since the conversion option did not include a discount on the price per share or have a fixed conversion price, and the full interest

(In thousands, except per share amounts)

and Exit Fee are guaranteed regardless of the timing of the event, the fair value of the compound embedded derivative was determined to have no value. Therefore, no derivative liability was recorded.

Parker Hannifin Promissory Note

On May 5, 2026, in connection with the Business Combination, the Company assumed an unsecured, subordinated promissory note (the “Parker Hannifin Promissory Note”) issued to Parker Hannifin Corporation (“Parker”) by Legacy Ekso, which carried an outstanding principal of $1,875. The Parker Hannifin Promissory Note, which is subordinate to the B. Riley Promissory Note, bears no interest with principal payable in equal installments due on the last day of each calendar quarter, and matures on September 30, 2027.

As part of the Business Combination, the Parker Hannifin Promissory Note was recorded at its estimated acquisition-date fair value of $1,571 in accordance with ASC 805. As a result of this fair value measurement, all unamortized debt discount previously recorded by Legacy Ekso was eliminated. The fair value as part of the Business Combination was estimated using a discounted cash flow analysis, based on the scheduled principal payments and a discount rate reflecting the Parker Hannifin Promissory Note's subordinated status and the Company's credit risk. The difference between the fair value and the principal amount of the Parker Hannifin Promissory Note creates a debt discount, which is accreted to interest expense over the remaining term of the Parker Hannifin Promissory Note using the effective interest method. The accretion of the debt discount resulted in interest expense of $27 and an effective interest rate of 22.7% for the period from May 5, 2026 to May 31, 2026.

The Parker Hannifin Promissory Note, upon the occurrence of an event of default, allows for the levying of interest equal to the lesser of (a) 5% per annum and (b) the maximum interest rate permitted under applicable law on the then entire outstanding principal balance, and also for the acceleration of all outstanding liabilities and obligations, making them immediately payable. Under the terms of the Parker Hannifin Promissory Note, the following occurrences constitute a default, and could, upon written notice or declaration by Parker, allow for the levying of interest and or the acceleration of principal outstanding: (i) failure to pay any amount of the principal when due and payable, (ii) the dissolution of the Company (including the declaration of bankruptcy), and (iii) the acquisition of the Company by another entity or the sale of substantially all of its assets to another entity.

The following table presents scheduled principal payments of the Company's Parker Hannifin Promissory Note as of May 31, 2026:

Period	Amount
2027	$ 1,250
2028	625
Total principal payments	1,875
Less debt discount	(301)
Notes payable, net	1,574
Current portion	1,250
Long-term portion	324
Notes payable, net	$ 1,574

Simple Agreement for Future Equity

During the fiscal year ended May 31, 2025, Cloud, which at the time was a wholly-owned subsidiary of Applied Parent, entered into two Simple Agreements for Future Equity (“SAFE”) agreements totaling $12,000 with an investor (the “Investor”).

The SAFE agreements were accounted in accordance with ASC 480: Distinguishing Liabilities from Equity. Per the SAFE agreements, as the underlying share class has not been issued yet and as such, equity classification cannot be determined based on redemption rights, these agreements were classified as liabilities and included in long-term debt at their face value on the Company’s consolidated balance sheet as of May 31, 2025.

(In thousands, except per share amounts)

The debt liability related to this SAFE was subsequently transferred from the Company to Applied Parent prior to the consummation of the Business Combination on May 5, 2026. As a result, there is no debt liability, related to this SAFE, on the Company's consolidated balance sheet as of May 31, 2026.

9. Income Taxes

The components of consolidated income before taxes from continuing operations were as follows:

	May 31, 2026	May 31, 2025
United States	$ (49,300)	$ (72,730)
Foreign	—	—
Consolidated income before taxes	$ (49,300)	$ (72,730)

Income tax expense from continuing operations for the fiscal years ended May 31, 2026 and 2025 was $0.

Beginning in the fiscal year ended May 31, 2026, the Company adopted ASU 2023-09 prospectively. A reconciliation of the statutory income tax rate from continuing operations to the Company's effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended May 31, 2026 is as follows:

	May 31, 2026	
U.S. federal statutory income tax rate	$ (10,353)	21%
Non-taxable or non-deductible items		
Transaction costs	453	(1)
Other	365	(1)
Internal Reorganization	7,722	(16)
Changes in valuation allowances	1,813	(4)
Total	$ —	— %

The following table reconciles the statutory rate to the Company's effective tax rate for the fiscal year ended May 31, 2025:

	May 31, 2025
Expected income tax at U.S. Statutory Rate	21 %
State tax, net of federal benefit	4
Stock-based compensation	—
Change in valuation allowance	(25)
Other, net	—
Effective tax rate	— %

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the years ended May 31, 2026 and 2025 was immaterial.

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company's deferred tax assets and liabilities for the fiscal years ended May 31, 2026 and 2025 are as follows:

(In thousands, except per share amounts)

	May 31, 2026	May 31, 2025
Deferred tax assets:		
Net operating losses	$ 60,081	$ 43,712
Stock-based compensation	553	—
Capitalized research and development	1,297	—
R&D credits	2,117	—
Interest expense	116	6,800
Lease liability	13,756	18,903
Other deferred tax assets	622	(305)
Deferred tax assets, gross	78,542	69,110
Less: Valuation allowance	(54,521)	(41,228)
Total deferred tax assets, net	$ 24,021	$ 27,882
Deferred tax liabilities:		
Property and equipment	(5,766)	(4,702)
Intangible assets	(1,327)	—
Right of use assets	(16,928)	(23,180)
Total deferred tax liabilities, net	(24,021)	(27,882)
Net deferred tax assets (liabilities)	$ —	$ —

As of May 31, 2026, the deferred tax assets, deferred tax liabilities, and valuation allowance depicted in the table above, include $63,142 of deferred tax assets, $1,528 of deferred tax liabilities, and $61,614 of related valuation allowances associated with discontinued operations on the consolidated balance sheet.

The Company had $386,571 and $172,000 of federal and state tax net operating losses as of May 31, 2026 and 2025, respectively. As of May 31, 2026, $386,571 is available indefinitely to offset future income of the Company.

A valuation allowance is provided when it is more likely than not that some portion or the entire net deferred tax asset will not be realized. The Company has recorded an increase in the valuation allowance of $13,293 as of May 31, 2026. The Company has provided a valuation allowance for the portion of the deferred tax assets that it has determined are not more likely than not to be recognized.

The valuation allowance is primarily attributable to deferred tax assets for net operating losses that management believes are more likely than not to expire prior to being realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income of the appropriate character (i.e., capital or ordinary) during the period in which the temporary differences become deductible. Management considers, among other things, the scheduled reversals of deferred tax liabilities and the history of positive taxable income in evaluating the realizability of the deferred tax assets. Management believes that it is not likely that the results of future operations will generate sufficient taxable income to realize its deferred tax assets. Under the provisions of the Internal Revenue Code, certain substantial changes in the Company's ownership, including a sale of the Company or significant changes in ownership due to sales of equity, may have limited, or may limit in the future, the amount of net operating loss carryforwards that could be used annually to offset future taxable income.

The Company recognized $1,754 of unrecognized tax benefits for the year ended May 31, 2026. The Company did not have any unrecognized tax benefits for the year ended May 31, 2025. The Company recognizes interest expense related to unrecognized tax benefits in income tax expense. The Company did not have any interest expense or expense for penalties related to unrecognized tax benefits for the reported periods. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended May 31, 2025 and 2026, were as follows:

(In thousands, except per share amounts)

Balance as of May 31, 2025	$	—
Additions based on tax positions in the current year		—
Additions based on tax positions related to prior years		1,754
Reductions for tax positions of prior years		—
Settlements with taxing authorities		—
Expiration of statue of limitations		—
Balance as of May 31, 2026	$	1,754

The Company is subject to U.S. federal and state income tax examinations. Tax years ended May 31, 2023 through May 31, 2026 are open to examination by the major taxing jurisdictions to which the Company is subject, as carryforward attributes generated in these years may still be adjusted upon examination by the Internal Revenue Service ("IRS") or other authorities if they have or will be used in a future period. The Company is not currently under examination by the IRS or any other taxing jurisdictions for any tax years.

10. Stockholders' Equity

Summary

The Company's authorized capital stock as of May 31, 2026 consisted of 290,000 shares of common stock. As of May 31, 2026, there were 145,212 shares of common stock issued and outstanding.

Common Stock

The holders of outstanding shares of common stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as the Board of Directors may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. Each outstanding share of common stock is duly and validly issued, fully paid, and non-assessable.

May 2026 APLD Parent PIPE Investment

On May 1, 2026, in connection with, and as a condition to the Business Combination Closing, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with Applied Parent (the "APLD Parent PIPE Investment"), pursuant to which the Company agreed to sell and issue to Applied Parent 1,311 shares of Common Stock (the "Private Placement Shares"). The Private Placement Shares were sold in the APLD Parent PIPE Investment at an offering price of $12.01 per share, the closing price of the Common Stock on April 30, 2026, the date immediately preceding the date of execution of the Securities Purchase Agreement, for gross proceeds of approximately $15,750. The closing of the APLD Parent PIPE Investment took place on May 5, 2026, immediately prior to the Business Combination Closing.

Lake Street Capital Markets, LLC (the "Placement Agent") served as the Company's exclusive placement agent in connection with the APLD Parent PIPE Investment. As compensation for the services provided by the Placement Agent in the APLD Parent PIPE Investment, the Company paid the Placement Agent a cash fee equal to 5.0% of the aggregate gross proceeds raised in the APLD Parent PIPE Investment, or approximately $750. The Company received net proceeds of approximately $15,000, after deducting placement agent fees and offering expenses paid by the Company. The Company is using the net proceeds from the May 2026 APLD Parent PIPE Investment for working capital and general corporate purposes.

Contributions from Applied Parent

The historical financial statements of the Company, prior to the Business Combination, have been prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Applied Parent, inclusive of certain allocations of assets, liabilities, and costs from Applied Parent. Because these allocations have no history nor

(In thousands, except per share amounts)

expectation of being settled in cash, these allocations were treated as contributions from Applied Parent in the consolidated statements of temporary equity and stockholders' equity.

11. Warrants

In connection with the Business Combination on May 5, 2026, the Company assumed Legacy Ekso's outstanding warrants, which entitle holders to purchase shares of the Company's common stock at predetermined exercise prices.

Warrants outstanding as of May 31, 2026 and May 5, 2026 (as a result of the Business Combination, there were no comparable balances as of May 31, 2025) were as follows:

Source		Exercise Price	Remaining term (Years)	May 5, 2026	Issued	Expired	Exercised	May 31, 2026
January 2026 Private Placement Warrants	$	8.22	5.1	356	—	—	—	356
January 2026 Placement Agent Warrant	$	8.22	5.1	14	—	—	—	14
October 2025 Placement Agent Warrant	$	4.81	4.4	15	—	—	—	15
March 2025 Inducement Warrant	$	6.36	3.8	700	—	—	(700)	—
September 2024 Series A Warrants	$	15.00	3.3	73	—	—	—	73
				1,158	—	—	(700)	458

On May 11, 2026, 700 warrants were exercised. The weighted-average exercise price of the warrants outstanding as of May 31, 2026 was $9.19.

January 2026 Warrants

In January 2026, Legacy Ekso issued warrants to purchase up to an aggregate of 356 shares of the Company's common stock at an exercise price of $8.22 per share (the “January 2026 Private Placement Warrants”).The January 2026 Private Placement Warrants were assumed in connection with the Business Combination. Each January 2026 Private Placement Warrant was exercisable starting on July 22, 2026, subject to certain conditions set forth in the January 2026 Private Placement Warrants, including that the holder does not at the time of such exercise hold any shares of the Company’s Series B Convertible Preferred Stock (“Series B Preferred Stock”) or the underlying shares of the Company’s common stock.

On January 22, 2026, in connection with the January 2026 Private Placement, the Company issued to Lake Street Capital Markets, LLC (“Lake Street”) the warrants to purchase up to 14 shares of the Company's common stock, at an exercise price equal to $8.22 per share (the “January 2026 Placement Agent Warrant”), in substantially the same form as the January 2026 Private Placement Warrants. The January 2026 Placement Agent Warrant was assumed in connection with the Business Combination.

The January 2026 Private Placement Warrants and the January 2026 Placement Agent Warrant are classified as warrant liabilities due to not being indexed to the Company's common stock. In connection with the Business Combination, these warrant liabilities were measured at fair value upon the Business Combination acquisition date and are remeasured to fair value at each reporting date using certain estimated inputs, which are classified within Level 3 of the fair value hierarchy. The following assumptions were used in the valuations to measure the fair value of the January 2026 Private Placement Warrants and the January 2026 Placement Agent Warrant:

January 2026 Private Placement Warrants and Placement Agent Warrants

(In thousands, except per share amounts)

	May 31, 2026	May 5, 2026
Current share price	$ 18.36	11.80
Exercise price	$ 8.22	8.22
Risk-free interest rate	4.1 %	4.1 %
Expected term (years)	5.14	5.21
Volatility of stock	80.0 %	80.0 %

October 2025 Warrants

In October 2025, Legacy Ekso issued the October 2025 Placement Agent Warrants, exercisable for up to 15 shares of the Company’s common stock at an exercise price of $4.81 per share (the "October 2025 Placement Agent Warrants"). The October 2025 Placement Agent Warrants were assumed in connection with the Business Combination and remain immediately exercisable, expiring on October 30, 2030.

March 2025 Inducement Warrants

In March 2025, Legacy Ekso issued the March 2025 Inducement Warrants to purchase up to an aggregate of 700 shares of the Company's common stock at an exercise price of $6.36 per share (the “Inducement Warrant”). The Inducement Warrant was assumed in connection with the Business Combination and was fully exercised on May 11, 2026. The exercise of these warrants was included in the consolidated statements of temporary equity and stockholders' equity in the Exercise of warrants line item.

September 2024 Warrants

In September 2024, Legacy Ekso issued the September 2024 Series A Warrants, exercisable for an aggregate of up to 400 shares of the Company’s common stock at an exercise price of $15.00 per share (the "Series A Warrants"). The Series A Warrants were assumed in connection with the Business Combination, and as of May 31, 2025 there remain 73 unexercised Series A Warrants, which are classified as equity in the consolidated balance sheet. The Series A Warrants are exercisable immediately and expire on September 4, 2029.

12. Stock-Based Compensation Plans

2014 Equity Incentive Plan

In 2014, Ekso Bionics Holdings, Inc.'s Board of Directors and a majority of the stockholders adopted Ekso Bionics Holdings, Inc.'s Amended and Restated 2014 Equity Incentive Plan (the "2014 Plan"), which expired on January 31, 2024. Following such expiration and prior to the 2024 Annual Meeting of Stockholders (the "Annual Meeting"), no grants were made under the 2014 Plan. On June 6, 2024, the Ekso Bionics Holdings, Inc. held its Annual Meeting, whereby the Board of Directors and a majority of the stockholders adopted, amended, and restated the 2014 Plan (the "Restated 2014 Plan") to extend the term of the 2014 Plan until April 15, 2034, and to increase the total number of shares of common stock authorized for issuance by 67 shares relative to the amount available for issuance at the time the 2014 Plan expired. Immediately prior to the Closing, the Restated 2014 Plan was terminated but any outstanding equity awards made thereunder continue to be governed by their existing terms.

2026 Omnibus Equity Incentive Plan

Effective upon the Closing, the Company adopted the 2026 Omnibus Equity Incentive Plan, as amended and as adopted by ChronoScale Holdings following the Holding Company Transaction (“2026 Plan”). The 2026 Plan was approved by the Board on February 14, 2026, and by the Principal Stockholders on February 20, 2026.

The purpose of the 2026 Plan is to provide a means whereby eligible employees, officers, non-employee directors and other service providers develop a sense of proprietorship and personal involvement in the development and financial success of the Company and to encourage them to devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders. The key provisions, among others, of the 2026 Plan are as follows:

(In thousands, except per share amounts)

- The 2026 Plan will continue until terminated by the Board, but no awards shall be granted on or after the 10th anniversary of the date of the 2026 Plan's initial adoption by the Board.
- The 2026 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, and performance stock units, incentive bonus awards, other cash-based awards and other stock-based awards to eligible employees, non-employee directors and other service providers, to be granted from time to time as determined by the Board or its designees.
- An aggregate of 22,500,000 shares of the Company's common stock is authorized for issuance pursuant to awards under the 2026 Plan.

In connection with the consummation of the Business Combination, Ekso Bionics Holdings, Inc. 2017 Employee Stock Purchase Plan and the Restated 2014 Plan were terminated immediately prior to the Closing, provided that outstanding awards under the Restated 2014 Plan continued to be governed by their existing terms. Subsequently, in connection with the Holding Company Transaction, where ChronoScale Holdings became the successor issuer of ChronoScale, all outstanding equity awards under the Restated 2014 Plan and the 2026 Plan were converted into a right to receive a number of shares of common stock of ChronoScale Holdings.

As of May 31, 2026, the total number of shares authorized for grant under the 2026 Plan is shown in the table below:

Available Shares	
Original share pool of the 2026 Plan	22,500
Total shares authorized for grant as of May 31, 2026	22,500

Shares available for future grant as of May 31, 2026 under the 2026 Plan were as follows:

	Shares Available For Grant
Available as of May 5, 2026 (the Business Combination date)	22,500
Share pool increase	—
Granted	(1,000)
Forfeited	—
Expired	—
Available as of May 31, 2026	21,500

Restricted Stock Awards

The Company issued time-based restricted stock awards ("RSAs") to its Board of Directors. Each RSA represents a share of the Company's common stock, subject to forfeiture unless time-based vesting is satisfied. The fair values of the RSAs are determined based on the closing price of the Company's common stock on the date of grant.

RSA activity for the year ended May 31, 2026 is summarized below:

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested as of May 5, 2026 (the Business Combination date)	—	$ —
Granted	1,000	17.92
Vested	—	—
Forfeited	—	—
Unvested as of May 31, 2026	1,000	$ 17.92

As of May 31, 2026, $17,479 of total unrecognized compensation expense related to unvested RSAs was expected to be recognized over a weighted-average period of 1.96 years.

(In thousands, except per share amounts)

Restricted Stock Units

The Company issued time-based restricted stock units (“RSUs”) to employees. Each RSU represents the right to receive one share of the Company’s common stock upon vesting and subsequent settlement. The fair values of the RSUs are determined based on the closing price of the Company’s common stock on the date of grant.

RSU activity for the year ended May 31, 2026 is summarized below:

	Number of Shares		Weighted-Average Grant Date Fair Value
Unvested as of May 5, 2026 (the Business Combination date)	80	$	6.56
Granted	—		—
Vested	(63)		5.61
Forfeited	—		—
Unvested as of May 31, 2026	17	$	10.02

The total grant-date fair value of RSUs that vested during the year ended May 31, 2026 was $833. As of May 31, 2026, $111 of total unrecognized compensation expense related to unvested RSUs was expected to be recognized over a weighted-average period of 1.34 years.

Stock Options

In connection with the Business Combination, on May 5, 2026, Ekso Bionics Holdings, Inc's outstanding stock options remained outstanding under the Restated 2014 Plan, and in connection with the Holding Company Transaction, such stock options were converted into a right to purchase a number of shares of common stock of ChronoScale Holdings.

As of May 31, 2026, there were 9 stock options outstanding, with a weighted-average exercise price of $276.10 and a weighted-average remaining contractual life of 2.39 years. Stock option activity during the year ended May 31, 2026 (from May 5, 2026 to May 31, 2026) was de minimis.

No stock options were granted or exercised during the year ended May 31, 2026 (from May 5, 2026 to May 31, 2026).

As of May 31, 2026, total unrecognized compensation cost related to unvested stock options was $0.

Compensation Expense

Stock-based compensation expense is included in the consolidated statements of operations in cost of revenues or selling, general and administrative expenses, depending on the nature of the services provided. Stock-based compensation expense related to RSAs, RSUs, and Phantom PSUs (as defined below) was recorded as follows:

	Year Ended May 31,			
		2026		2025
Cost of revenues	$	352	$	431
Selling, general and administrative (*)		945		(1,894)
Total stock-based compensation	$	1,297	$	(1,463)

(*) During the prior year ended May 31, 2025, the Company’s Board of Directors determined that the performance criteria associated with certain performance stock units granted to certain executives in the third fiscal quarter of 2024 were not met. As such, the Company recognized a reversal of the stock-based compensation expense previously recognized for the performance stock unit awards that were subsequently cancelled.

Modification of Liability Classified Incentive Award to Equity Classified Award

In connection with the Business Combination on May 5, 2026, the Company assumed 257 outstanding phantom performance-based restricted stock units ("Phantom PSUs") from Legacy Ekso, which were issued to Legacy Ekso's executive officers. The Phantom PSUs were originally structured as cash-settled awards and were subject to performance conditions based on the occurrence of a change in control and achievement of a specified stock price. Both conditions were

(In thousands, except per share amounts)

satisfied on May 5, 2026, upon the closing of the Business Combination transaction, and as a result, the Phantom PSUs vested in full. On the Business Combination date, the corresponding liability of $3,397 was included under the caption "Accrued liabilities" in the preliminary fair values table of Note 3. *Business Combinations*.

On May 20, 2026, the Company amended the settlement terms of the Phantom PSUs to provide for the issuance of 181 shares of common stock and $1,000 in cash in total.

The Company accounted for the amendments as modifications of liability-classified awards under ASC 718, *Compensation—Stock Compensation*. The Company remeasured the awards based on the Company's common stock price of $15.77 per share on May 20, 2026. The share-settled portion was reclassified from accrued liabilities to additional paid-in capital at its modification-date fair value of $2,860 and will not be subsequently remeasured. The $1,000 cash-settled portion was paid out in full in May 2026; therefore, there was no corresponding liability to the Company as of May 31, 2026. As a result of the modification and related remeasurement, the Company recognized $462 of additional stock-based compensation expense during the year ended May 31, 2026, which is included as a component of Selling, general and administrative expense. The shares had not been issued as of May 31, 2026 due to an external securities-law issuance restriction and are expected to be issued by the second fiscal quarter of 2027.

13. Temporary Equity

Preferred Stock

The Company may issue shares of preferred stock from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by its Board of Directors and will have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of preferred stock as may be adopted from time to time by the Board of Directors.

The Company's authorized capital stock as of May 31, 2026 consisted of 10,000 shares of convertible preferred stock. As of May 31, 2026, there were 3 shares of the Company's Series B Preferred Stock issued and outstanding.

Series B Convertible Preferred Stock

Legacy Ekso issued Series B Convertible Preferred Stock, which was subsequently assumed by the Company in connection with the Business Combination. Each assumed share is convertible into shares of the Company's common stock and represents a portion of the equity interests held by legacy security holders.

On January 20, 2026, Legacy Ekso entered into securities purchase agreements (collectively, the "Purchase Agreements") with certain institutional and accredited investors (the "Purchasers") pursuant to which Ekso Bionics Holdings, Inc. agreed to issue and sell, in a private placement (the "January 2026 Private Placement"), (i) an aggregate of 5.9 shares of its newly designated Series B Convertible Preferred Stock, with a stated value (the "Stated Value") of $1,000 per share (the "Series B Preferred Stock") convertible into an aggregate of 712 shares (the "January 2026 Conversion Shares") of common stock of the Company, at a conversion price of $8.22 per share, at the holder's option and subject to certain customary adjustments, and (ii) the January 2026 Private Placement Warrants.

Holders of Series B Preferred Stock shall be entitled to vote together with the holders of Common Stock, as a single class, on an as-converted basis with respect to all matters submitted to a vote of the Company's stockholders, except as otherwise required by law.

The Series B Preferred Stock ranks senior to all classes and series of common stock and junior to all existing and future debt of the Company. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of the Series B Preferred Stock will be entitled to receive distributions out of the funds and assets of the Company available for distribution to stockholders, after payment or provision for the Company's debts and other liabilities, in an amount per share equal to the then-current stated value of the Series B Preferred Stock, which is initially $1,000 per share and is subject to equitable adjustment for stock splits, stock combinations, recapitalizations and similar transactions, before any distributions are made on any shares of common stock or other capital stock ranking junior to the Series B Preferred Stock. If the Company's assets available for distribution are insufficient to pay the full liquidation preference payable on the Series B Preferred Stock, holders of the Series B Preferred Stock will share ratably in any distribution in proportion to the

(In thousands, except per share amounts)

amounts that would otherwise be payable with respect to such shares if all amounts payable were paid in full. The Series B Preferred Stock is on parity with any future class or series of equity securities of the Company that, by its terms, is entitled to receive dividends and amounts distributable upon a liquidation in proportion to its respective accrued and unpaid dividends per share or liquidation preference, without preference or priority over the Series B Preferred Stock.

The Series B Preferred Stock includes optional redemption rights, of which: (i) holders may require cash redemption at the Stated Value upon the suspension of the Company's common stock from trading on its principal trading market for a certain time period or the common stock failing to be listed on its principal trading market, and (ii) at any time after January 22, 2027, the Company or holders may redeem all or a portion of the shares at the Stated Value, subject to certain exceptions.

While the Series B Preferred Stock meets the equity classification criteria, the redemption features, particularly the time-based redemption right, make it probable of becoming redeemable. Accordingly, the Series B Preferred Stock is classified as Temporary equity (or mezzanine equity) in the Company's consolidated balance sheet as of May 31, 2026.

As of May 5, 2026, in connection with the Business Combination, the Series B Preferred Stock that remained outstanding following the transaction was recognized at its acquisition-date carrying value of $3,854. The existing carrying value was originally determined using a binomial lattice model in accordance with ASC 805. On May 13, 2026, the Company issued a total of 356 shares of common stock upon the conversion of 2.93 shares of Series B Preferred Stock held by one of the holders. As of May 31, 2026, there were 2.93 shares of Series B Preferred Stock outstanding, which will continue to be accreted up to its full redemption value of $2,926 over the period ending January 20, 2027, using the effective yield method. Accretion is classified and recorded as a deemed dividend, which increases loss available to common stockholders used for the basic and diluted net loss per common share calculation.

The following table presents the accretion and carrying amount of the Series B Preferred Stock as of May 31, 2026:

January 2026 Private Placement Carrying Value (May 5, 2026)	$	3,854
Accretion of carrying value to redemption value		113
Carrying value of shares converted [1]		(1,955)
Carrying value at May 31, 2026	$	2,012

[1] Represents the carrying value, at May 13, 2026, of 2.93 shares of Series B Convertible Preferred Stock that were converted into 356 shares of common stock of the Company. This conversion occurred on May 13, 2026.

14. Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Three levels of inputs, of which the first two are considered observable and the last unobservable, may be used to measure fair value which are the following:

- **Level 1** — Quoted prices in active markets for identical assets or liabilities. The Company considers a market to be active when transactions for the asset occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- **Level 2** — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The valuation of Level 3 investments requires the use of significant management judgments or estimation.

The Company's fair value hierarchies for its financial assets and liabilities which require fair value measurement on a recurring basis are as follows:

(In thousands, except per share amounts)

	Total	Level 1	Level 2	Level 3
May 31, 2026				
Liabilities				
Warrant liabilities	5,454	$ —	$ —	$ 5,454
May 31, 2025				
Liabilities				
Warrant liabilities	—	$ —	$ —	$ —

During the years ended May 31, 2026 and 2025, there were no transfers between Level 1, Level 2, or Level 3 assets and liabilities reported at fair value on a recurring basis and the valuation techniques used did not change compared to the Company's established practice.

The following table sets forth a summary of the changes in the fair value of Company's Level 3 financial liabilities during the year ended May 31, 2026, which were measured at fair value on a recurring basis:

	Warrant liability
Fair value of warrants in connection with equity financing (as of May 5, 2026)	$ 3,242
Loss on revaluation of warrants	$ 2,212
Balance as of May 31, 2026	$ 5,454

Refer to Note 11. Warrants for additional information regarding the valuation of warrants.

Fair value measurements related to assets acquired and liabilities assumed in connection with the Business Combination are discussed in further detail in Note 3 - Business Combinations.

Nonrecurring fair value measurements associated with assets and liabilities classified as held for sale are described in Note 6 - Discontinued Operations, including the determination of fair value less costs to sell.

15. Leases

The Company enters into leases for equipment and data center and office space. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants. The Company presents operating and finance right of use assets and liabilities separately on the balance sheet as their own captions, with the liabilities split between current and long-term, respectively.

During the year ended May 31, 2026, the Company renegotiated the majority of its finance leases to extend the duration of the lease agreements, thus extending finance lease payments through fiscal year 2028. In accordance with ASC 842, as the modifications were not separate contracts, the Company reassessed the classification of the leases, noting no change in classification. As such, the Company reallocated the remaining consideration in the contract and remeasured the lease liability using a discount rate for each of the leases determined at the effective date of the modification. The Company recognized the amount of the remeasurement of the lease liability for each of the modified leases as an adjustment to the corresponding right-of-use asset.

(In thousands, except per share amounts)

Components of lease expense were as follows:

	May 31, 2026	May 31, 2025
Operating lease cost:		
Operating lease expense[(1)]	$ 24,312	$ 36,068
Short-term lease expense	—	122
Total operating lease cost	24,312	36,190
Finance lease expense:		
Amortization of right-of-use assets[(1)]	54,578	78,724
Interest on lease liabilities	9,519	16,826
Total finance lease cost	64,097	95,550
Total net lease cost	$ 88,409	$ 131,740

[(1)] Amortization of right-of-use assets is included within cost of revenues and selling, general and administrative expense in the combined statements of operations.

The following table represents the Company's future minimum lease payments as of May 31, 2026:

	Operating Leases	Finance Leases	Total
FY27	21,798	51,055	72,853
FY28	22,623	10,967	33,590
FY29	17,152	—	17,152
FY30	3,536	—	3,536
FY31	—	—	—
Thereafter	—	—	—
Total lease payments	$ 65,109	$ 62,022	$ 127,131
Less: imputed interest	(6,690)	(3,722)	(10,412)
Total lease liabilities	58,419	58,300	116,719
Less: Current portion of lease liability	(18,130)	(47,571)	(65,701)
Long-term portion of lease liability	$ 40,289	$ 10,729	$ 51,018

Supplemental information related to leases is as follows:

	Fiscal Year Ended	
	May 31, 2026	May 31, 2025
Weighted-average years remaining (in years):		
Finance leases	1.0	3.0
Operating leases	2.4	3.3
Weighted-average discount rate:		
Finance leases	9.9 %	10.2 %
Operating leases	7.7 %	7.6 %

16. Commitments and Contingencies

Commitments

Material Contracts

As of May 31, 2026, the Company had no minimum commitments of material contracts.

Purchase Obligations

The Company routinely purchases components and equipment from a variety of suppliers. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Company had purchase obligations primarily for purchases of its AI infrastructure totaling $3,757 as of May 31, 2026, which are expected to be paid within one year. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

The Company has financing and operating lease commitments totaling $127,131 payable over the lease terms of its equipment and data center and office space leases as disclosed in Note 15. *Leases*.

Loss Contingencies

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business.

As of May 31, 2026, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations. There are also no legal proceedings in which any of the Company’s management or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

17. Business Segments

Operating segments are defined as components of a public entity for which discrete financial information is available and regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company's CODM is its Chief Executive Officer who reviews financial information, presented on a consolidated basis, for purposes of making operating decisions, evaluating financial performance, and allocating resources. The Company is managed as a single operating segment that primarily focuses on an end-to-end AI infrastructure platform that offers energy-enabled data center capacity through AI infrastructure, orchestration, data integration, agentic AI workflows, and outcome engineers.

The Company’s CODM uses net loss as presented on the consolidated statements of operations to measure segment loss and assesses financial performance against expectations for the Company's single reportable segment to decide how to allocate resources. Additionally, the CODM reviews and uses consolidated expenses included in net loss to manage the Company’s operations and assess operating performance. The measure of consolidated assets is reported on the Company's consolidated balance sheets as total assets. The significant consolidated expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant consolidated expenses include cost of revenues and selling, general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include interest expense, net, loss on change in fair value of warrants, other expense, net, and net loss from discontinued operations.

18. Net Loss Per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of common stock outstanding during the period. Diluted net loss per share, when applicable, reflects the effect of potentially dilutive securities unless their effect would be antidilutive. When the Company reports a net loss, diluted net loss per share is generally equal to basic net loss per share, as the inclusion of potential common shares would be antidilutive.

The following table presents the calculation of basic and diluted net loss per common share for the periods presented, including adjustments for deemed dividends and discontinued operations, where applicable:

(In thousands, except per share amounts)

	Fiscal Year Ended	
	May 31, 2026	May 31, 2025
Numerator:		
Net loss attributable to common stockholders		
Continuing operations	$ (49,300)	$ (72,730)
Discontinued operations	(1,020)	—
Adjustment for deemed dividend in connection with equity financings (*)	(113)	$ —
Adjusted net loss used for basic and diluted calculation	$ (50,433)	$ (72,730)
	.	
Denominator:		
Weighted-average number of common shares, basic and diluted	138,698	138,217
Basic and diluted net loss per share attributable to common stockholders		
Continuing operations	$ (0.35)	$ (0.53)
Discontinued operations	(0.01)	—
Net loss per share, basic and diluted	$ (0.36)	$ (0.53)

(*) For the year ended May 31, 2026 (from May 5, 2025 to May 31, 2026), the deemed dividend represents the periodic accretion of the redeemable Series B Preferred Stock's carrying amount to its full redemption value of $5,852, which increases loss available to common stockholders used for the basic and diluted net loss per common share calculation. Refer to Note 13. *Temporary Equity – January 2026 Series B Preferred Stock* for additional information regarding the January 2026 Series B Preferred Stock.

The following potential shares of common stock were excluded from the calculation of diluted net loss per share for the periods presented because including them would have been antidilutive due to the Company's net loss position:

	Fiscal Year Ended
Instrument category	**May 31, 2026**
Options to purchase common stock	9
Restricted stock units and awards	1,017
Warrants for common stock	458
Convertible Series B Preferred Stock	356
B. Riley Promissory Note conversion option	153
Total common stock equivalents	1,993

19. Subsequent Events

The Company has evaluated events that occurred after the balance sheet date and through the date the financial statements were issued. The Company concluded that no subsequent events occurred during this period that would require recognition in the consolidated financial statements or disclosure in the notes thereto, except as described below.

Demand Grid Promissory Note

On June 26, 2026, the Company, as the borrower, entered into a Demand Grid Promissory Note (the "Grid Note") with Applied Parent, as the lender. This related-party agreement provides the Company with a revolving line of credit.

The aggregate principal amount available under the note is up to $100,000, reduced by the value of any Company liabilities guaranteed by the lender and a reserve amount determined by the lender. Advances on the Grid Note bear interest at the short-term Applicable Federal Rate, compounded semi-annually, and the Grid Note is payable on demand. Applied Parent has agreed not to exercise its demand right under the Grid Note prior to August 20, 2027.

(In thousands, except per share amounts)

On July 1, 2026, the Company drew $7,000 under the Grid Note.

Warrant Exercises

On July 21, 2026, we issued a total of 67 shares of our common stock upon the exercise of 67 Series A Warrants held by an investor, with an exercise price of $15.00 per common stock warrant, resulting in net proceeds of approximately $1,000.

Series B Preferred Stock Conversions

On July 21, 2026, a Series B Preferred Stock holder converted 2.9 shares of Series B Preferred Stock into a total of 356 shares of the Company's Common Stock. As a result, there are currently no outstanding shares of Series B Preferred Stock.

Microsoft Strategic Partnership

On August 6, 2026, the Company entered into a two-year strategic partnership with Microsoft to support the planned deployment of approximately 50 megawatts of AI compute capacity. The deployment is expected to utilize NVIDIA GB300 systems and advanced liquid-cooling infrastructure designed to support high-density, next-generation artificial intelligence and accelerated compute workloads. Upon projected completion in the first calendar quarter of 2027, the deployment is expected to expand the Company's available compute capacity and further strengthen its position as a provider of high-performance digital infrastructure supporting AI and cloud computing applications. The deployment is subject to the Company's ability to obtain financing on favorable terms and other customary development, construction, and operational conditions and milestones, for which there could be penalties and other credits available to the Company's counterparty if the Company does not meet or perform.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial and accounting officer), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of May 31, 2026. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were, in design and operation, effective at a reasonable assurance level as of May 31, 2026.

It should be noted that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Management believes that the financial statements included in this Annual Report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and its effectiveness may be impacted by changes in conditions or compliance over time.

Management evaluated the effectiveness of internal control over financial reporting as of May 31, 2026 based on the COSO Internal Control - Integrated Framework (2013). Based on this evaluation, management concluded that internal control over financial reporting was effective as of May 31, 2026.

Management has concluded that the consolidated financial statements included in this Annual Report fairly present, in all material respects, the Company's financial condition, results of operations, and cash flows in conformity with U.S. GAAP.

This Annual Report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Our report was not subject to attestation by our registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

In connection with the Business Combination on May 5, 2026, the Company implemented additional controls over the accounting for the Business Combination transaction, the consolidation and review of the Company's financial information, and the classification, measurement, and disclosure of Legacy Ekso as held for sale and discontinued operations as of and for the year ended May 31, 2026. Management has also begun evaluating the financial reporting processes and controls related to the consolidation of the Company. That evaluation was ongoing as of May 31, 2026. These changes materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Except for the changes described above, there were no other changes in the Company's internal control over financial reporting, identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) under the

Exchange Act, during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

(a)

Rule 10b5-1 Plan and Non-Rule 10b5-1 Trading Arrangement Adoptions, Terminations, and Modifications

None of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408(a) of Regulation S-K), during the fiscal quarter ended May 31, 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The remaining information required by this Item 10 will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item 11 will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item 12 will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13 will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this Item 14 will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders and such disclosure is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

Exhibit No.	Description
2.1#	Asset Purchase Agreement between the Registrant and Parker Hannifin Corporation, dated as of December 5, 2022 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on December 5, 2022).
2.2	Contribution and Exchange Agreement, dated February 15, 2026, by and among Ekso Bionics Holdings, Inc., APLD ChronoScale Holdco LLC, APLD Intermediate Holdco LLC, and Applied Digital Cloud Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 17, 2026).

2.3	Agreement and Plan of Merger and Reorganization, dated as of July 1, 2026 among ChronoScale Corporation, ChronoScale Holdings Corporation, and CHRN Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026).
2.4	Contribution Agreement, dated as of July 1, 2026, by and between ChronoScale Corporation and ChronoScale Holdings Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026).
3.1	Amended and Restated Articles of Incorporation of ChronoScale Holdings Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026).
3.2	Amended and Restated Bylaws of ChronoScale Holdings Corporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026)
3.3	Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Restrictions of Series B Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant's Current Report on Form 8-K filed on July 1, 2026).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on July 1, 2026).
4.2	Subordinated Promissory Note between Ekso Bionics Holdings, Inc. and Parker Hannifin Corporation, dated as of December 5, 2022 (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed December 5, 2022).
4.3	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed September 3, 2024).
4.4	Form of Placement Agent Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 30, 2025).
4.5	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2026).
4.6†	Restricted Stock Award Agreement, dated June 29, 2026, by and between ChronoScale Corporation and Andrew Schaap (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on June 30, 2026).
10.1†	Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 filed July 29, 2024).
10.2	Promissory Note and Security Agreement between Ekso Bionics Holdings, Inc. and B. Riley Commercial Capital, LLC, dated as of September 12, 2025 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on September 17, 2025).
10.3 #	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on October 30, 2025).
10.4#	Placement Agency Agreement, dated October 28, 2025, by and between the Company and the Placement Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed on October 30, 2025).
10.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2026).
10.6#	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on January 22, 2026).
10.7#	Securities Purchase Agreement, by and between ChronoScale Corporation and Applied Digital Corporation, dated May 1, 2026 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2026).
10.8#	Investor Rights Agreement by and between ChronoScale Corporation and APLD ChronoScale Holdco LLC, dated May 1, 2026 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2026).
10.9#	Management Advisory and Corporate Services Agreement, by and between ChronoScale Corporation and Applied Digital Corporation, dated May 5, 2026 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2026).
10.10†	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2026).
10.11†	Offer Letter by and between ChronoScale Corporation and Ying Cenly Chen, dated May 5, 2026 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on May 5, 2026).

10.12†	Amendment to Phantom Performance-Based Restricted Stock Unit Award Agreement, dated May 20, 2026 by and between ChronoScale Corporation and Scott G. Davis (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed with the SEC on May 20, 2026).
10.13†	Amendment to Phantom Performance-Based Restricted Stock Unit Award Agreement, dated May 20, 2026 by and between ChronoScale Corporation and Jerome Wong (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed with the SEC on May 20, 2026).
10.14†	Amendment to Phantom Performance-Based Restricted Stock Unit Award Agreement, dated May 20, 2026 by and between ChronoScale Corporation and Jason Jones (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K, filed with the SEC on May 20, 2026).
10.15†	ChronoScale Holdings Corporation 2026 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026).
10.16†	Form of Incentive Stock Option Grant Agreement (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed with the SEC on July 8, 2026).
10.17	Form of Nonqualified Stock Option Grant Agreement (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed with the SEC on July 8, 2026).
10.18†	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8 filed with the SEC on July 8, 2026).
10.19†	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-8 filed with the SEC on July 8, 2026).
10.20†	Form of Performance Stock Unit Award Agreement (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed with the SEC on July 8, 2026).
10.21†	Amendment to ChronoScale Corporation (f/k/a Ekso Bionics Holdings, Inc.) Amended and Restated 2014 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Company's Current Report on Form 8-K filed with the SEC on July 1, 2026).
10.22†	Demand Grid Note, dated June 26, 2026 by and between Applied Digital Corporation and ChronoScale Corporation (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the SEC on June 26, 2026).
10.23*	Note Waiver, dated April 23, 2026, by and between Ekso Bionics Holdings, Inc. and B. Riley Commercial Capital, LLC.
10.24*#	Terms of Services and Addendum to Terms of Services, dated November 30, 2023, by and between Applied Digital Corporation and Together.ai.
10.25*#	Addendum to Terms of Service, dated January 26, 2024, by and between Applied Digital Corporation and Together.ai.
10.26*#	Addendum to Terms of Service, dated April 22, 2024, by and between Applied Digital Corporation and Together.ai.
10.27*#	Assignment and Addendum to Terms of Service, dated March 1, 2025, by and among Applied Digital Cloud Corporation, Applied Digital Corporation and Together Computer, Inc.
10.28*#	Addendum to Terms of Service, dated May 23, 2025, by and between Applied Digital Cloud Corporation and Together Computer, Inc.
10.29*#	Addendum 6 to Terms of Service, dated March 1, 2026, by and between Applied Digital Cloud Corporation and Together Computer, Inc.
14.1*	Code of Business Conduct and Ethics.
19.1*	Amended and Restated Insider Trading Policy
21.1*	List of Subsidiaries.
23.1*	Consent of CBIZ CPAs P.C.
24.1*	Power of Attorney (contained on signature page).
31.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
31.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a).
32.1**	Certification of Chief Executive Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b).
32.2**	Certification of Chief Financial Officer pursuant to Rule 13a-14(b) or Rule 15d-14(b).
97.1*†	Compensation Recovery Policy.

* Filed herewith.

** Furnished, not filed.

† Management compensatory agreement.

Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and is a type of information that the registrant treats as private or confidential.

% The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted schedules to the Securities and Exchange Commission upon its request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, California on August 19, 2026.

CHRONOSCALE HOLDINGS CORPORATION

By: /s/ Ying Cenly Chen

Name: Ying Cenly Chen
Title: Chief Executive Officer (Principal Executive Officer)

By: /s/ Jerome Wong

Name: Jerome Wong
Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Ying Cenly Chen and Jerome Wong, and each of them individually, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments to this Report together with all schedules and exhibits thereto, (ii) act on, sign and file with the Securities and Exchange Commission any and all exhibits to this Report and any and all exhibits and schedules thereto, (iii) act on, sign and file any and all such certificates, notices, communications, reports, instruments, agreements and other documents as may be necessary or appropriate in connection therewith and (iv) take any and all such actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them individually, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, and hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Ying Cenly Chen Ying Cenly Chen	Chief Executive Officer and Chairman (Principal Executive Officer)	August 19, 2026
/s/ Jerome Wong Jerome Wong	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 19, 2026
/s/ Wes Cummins Wes Cummins	Chairman	August 19, 2026
/s/ Douglas Miller Douglas Miller	Director	August 19, 2026
/s/ Richard Nottenburg Richard Nottenburg	Director	August 19, 2026
/s/ Andrew Schaap Andrew Schaap	Director	August 19, 2026
/s/ Ella Benson Ella Benson	Director	August 19, 2026
/s/ Scott G. Davis Scott G. Davis	Director	August 19, 2026
/s/ William M. Clancy William M. Clancy	Director	August 19, 2026

EKSO BIONICS HOLDINGS, INC.

WAIVER

April 23, 2026

Reference is hereby made to that certain Secured Promissory Note and Security Agreement (the "**Note**"), dated as of September 12, 2025, by and between Ekso Bionics Holdings, Inc., a Nevada corporation (the "**Company**"), and B. Riley Commercial Capital, LLC, a Delaware limited liability company (the "**Lender**"). Capitalized terms used herein without definition shall have the same meanings as given to them in the Note.

Pursuant to Section 6(a) of the Note, if the closing date of any transaction obligating the Company or any Loan Party to sell or transfer all or substantially all of the assets of the Loan Parties, on a consolidated basis, or which contemplates the sale of a majority of the voting equity interests of the Loan Parties (a "**Subject Transaction**"), is anticipated to occur earlier than the Maturity Date of the Note, the Lender has the right, but not the obligation, to elect to accelerate the Maturity Date, as to all or any portion of the principal and accrued and unpaid interest, to become concurrent with the closing date of such Subject Transaction.

The Company has entered into that certain Contribution and Exchange Agreement, dated February 15, 2026, with APLD Intermediate HoldCo LLC, a Delaware limited liability company, APLD ChronoScale HoldCo LLC, a Delaware limited liability company, and Applied Digital Cloud Corporation, a Nevada corporation, as described in the Company's Information Statement on Schedule 14C filed with the Securities and Exchange Commission Agreement on April 3, 2026 (the "**Contribution and Exchange Agreement**" and the transactions contemplated thereby and by the transaction documents executed in connection therewith, collectively, the "**Contribution Transactions**").

The Contribution Transactions may be deemed to constitute a Subject Transaction under the Note.

Pursuant to Section 11(a) of the Note, no provision of the Note may be waived or amended unless the same shall be in writing and signed by the Lender and the Company.

The Company and the Lender hereby agree that neither the execution, delivery or performance of the Contribution and Exchange Agreement nor the consummation of any of the Contribution Transactions shall constitute a Subject Transaction for any purpose under the Note, including, without limitation, for purposes of Section 6(a) of the Note. Without limiting the generality of the foregoing, the Lender hereby irrevocably and unconditionally waives, from and after the date hereof, any and all (i) notice, consent, approval or other procedural requirements under the Note that may be triggered by, or applicable to, the Company's execution, delivery and performance of its obligations under the Contribution and Exchange Agreement and/or the consummation of the Contribution Transactions, (ii) rights to elect to accelerate the Maturity Date, or to declare any principal, accrued and unpaid interest, or any other amounts outstanding under the Note to be

immediately due and payable, in each case arising from, in connection with, or as a result of the Contribution Transactions, (iii) rights to impose or collect any default rate, premium, penalty or other charge under the Note in connection therewith, and (iv) all other rights, remedies, claims and powers arising under the Note, at law or in equity, in each case, solely to the extent arising from, in connection with, or as a result of the Company's execution, delivery and performance of its obligations under the Contribution and Exchange Agreement and/or the consummation of the Contribution Transactions, in each case other than any rights to convert the Note in connection with the Proposed Financing (as defined below) (the "**Subject Transaction Waiver**").

In addition, the execution, delivery and performance of the Contribution and Exchange Agreement and the consummation of the Contribution Transactions may give rise to, or result in, (i) a default or an event of default (howsoever defined), or a right to declare a default or an event of default, under or in respect of any agreement, instrument or other document evidencing, governing or relating to any indebtedness for borrowed money of the Company or any of its subsidiaries (other than the Note) (collectively, "**Other Indebtedness**"), and/or (ii) the acceleration of, or the right to cause the acceleration of, the maturity of any such Other Indebtedness, in each case, whether arising directly or indirectly from or in connection with the Contribution Transactions (each such occurrence described in clauses (i) and (ii), an "**Indebtedness Cross-Default Event**"), which Indebtedness Cross-Default Event may constitute an Event of Default under Section 7(b) of the Note.

The Lender hereby irrevocably and unconditionally waives, from and after the date hereof, any and all Events of Default under the Note (including, without limitation, any Event of Default arising under Section 7(b) of the Note) that may arise from, in connection with, or as a result of any Indebtedness Cross-Default Event, together with any and all rights, remedies, claims and powers arising therefrom or in connection therewith under the Note or applicable law, including, without limitation, (a) any right to accelerate the Maturity Date or to declare any principal, interest or other amounts outstanding under the Note to be immediately due and payable pursuant to Section 8 of the Note or otherwise, (b) any right to impose or collect the Default Interest Rate or any other default rate, premium, penalty or charge under the Note, (c) any right to exercise any other right or remedy available under the Note, at law or in equity, and (d) any right to deliver any notice of default or notice of acceleration in respect of the foregoing (the "**Cross-Default Waiver**"). For the avoidance of doubt, the Cross-Default waiver shall apply regardless of whether such Indebtedness Cross-Default Event occurs prior to, on, or after the date hereof and regardless of whether the Lender had knowledge or notice of such Indebtedness Cross-Default Event.

In addition, pursuant to Section 1(c) of the Note, the Note shall mature, and all of the outstanding Loan Amount, plus any accrued but unpaid interest thereon, and the Exit Fee applicable thereto, shall be due and payable in full in cash on the earlier of (x) the twelve (12) month anniversary of the date of the Note, or (y) the occurrence of a Qualified Financing.

Pursuant to Section 10 of the Note, the Lender has the right to convert the amounts owed under the Note in the event that the Company consummates a Qualified Financing.

The Company is contemplating a private placement of shares of the Company's common stock (or preferred stock that is convertible into Common Stock) with one or more new equity investors in an amount that would be deemed to constitute a Qualified Financing under the Note, with such private placement expected to close prior to the closing of the Contribution Transactions (the "**Proposed Financing**").

The Company and the Lender hereby agree that the Proposed Financing (i) shall not constitute a Qualified Financing for purposes of accelerating the Maturity Date of the Note pursuant to Section 1(c) thereof (the "**Qualified Financing Waiver**" and together with the Subject Transaction Waiver and the Cross-Default, collectively, the "**Waiver**), but (ii) shall constitute a Qualified Financing for all other purposes thereunder, including for purposes of the conversion right in Section 10 thereof.

This Waiver is limited to the waiver and agreement set forth above. Except as expressly contemplated herein, the Note is unmodified and remains in full force and effect and the execution of this Waiver does not and shall not constitute a waiver of any other rights or remedies to which the parties are entitled pursuant to the Note.

This Waiver may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[*Remainder of page intentionally left blank*.]

IN WITNESS WHEREOF, the parties have executed this Waiver effective as of the date first set forth above.

COMPANY:

EKSO BIONICS HOLDINGS, INC.

/s/ Scott Davis
Name: Scott Davis
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Waiver effective as of the date first set forth above.

INVESTOR:

B. RILEY COMMERCIAL CAPITAL, LLC

/s/:Bryant B. Riley
Name: Bryant B. Riley
Title: Authorized Signatory

APPLIED DIGITAL

Exhibit 10.24

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Terms of Services and Addendum to Term of Services

Terms of Service

This document contains the Applied Digital Corporation ("APLD") Terms of Service ("TOS") and is a binding agreement between APLD and the customer utilizing the APLD Compute Platform ("Customer") as of the creation of Customer's account on the APLD Compute Platform ("Account"), and covers all of APLD's websites, services, products and solutions (the "APLD Services").

The acceptance of these TOS is required to use APLD Services, and Customer may only use APLD Services if Customer agrees that it has read, understood, and consented to be bound by these TOS. By creating an Account and using APLD Services, the Customer represents to APLD that:

- The creation of an Account and use of APLD Services is in compliance with all laws, rules and regulations applicable to Customer.
- In the case where Customer is a natural person, he/she is (a) 18 years of age or older; and (b) has sufficient legal consent, permission, and capacity to use APLD Services in applicable jurisdiction(s).
- In the case where a natural person is creating an Account and using APLD Services on behalf of a company, organization, or other entity, he/she has the authority to bind that company, organization or other entity to these TOS and agrees to be legally bound by these TOS on behalf of such entity.

There are other contractual documents that apply to the Customer's use of the APLD Compute Platform as a Covered Service, and the terms contained in those documents are incorporated herein by reference. Customer should review these other documents, which can be found below:

- Data Processing Agreement ("DPA"), which contains the applicable terms for APLD processing certain types of data on Customer's behalf. Customer is responsible to determine and must alert APLD immediately if Customer is subject to any data protection laws that require a DPA with APLD.
- Acceptable Use Policy ("AUP")
- Privacy Policy, which outlines how APLD may collect, use and/or share Customer Data in connection with the APLD Services.

Service Level Objectives

APLD provides the APLD Compute Platform to Customer at the following service level objectives (the "Service Level Objective" or "SLO")

Covered Service	Monthly Uptime Percentage
Instances in a Single Region	>= 98.8%

In the event that APLD does not meet the applicable SLO, and if Customer is otherwise in good standing and meeting its obligations under these TOS and any other applicable agreements with APLD, Customer will be eligible to receive certain financial credits described below ("Financial Credits"). The Financial Credits are Customer's sole and exclusive remedy for any failure by APLD to meet the SLO. If APLD authorizes the resale or supply of the APLD Compute Platform under an APLD compute partner or reseller program, all references to Customer in this TOS shall mean such partner or reseller (as applicable), and any Financial Credit(s) will only apply for the impacted partner or reseller order(s).

The Customer and APLD will agree to use the Customer provided software alongside their software to measure server uptime. The software will ping the servers periodically and log the results. It is available to the Partner upon request. The software will determine downtime on a per server basis.

Definitions

The following definitions apply to these TOS:

- **"Customer Data"** means:
  - All data uploaded by Customer to APLD infrastructure and;
  - All data created by Customer on APLD infrastructure.
- **"Downtime"** means:

- For cluster instances: loss of external connectivity or persistent disk access for the Single Instance or, with respect to Instances in Multiple Regions, all applicable running instances, or inability for the Customer to use the system for the contracted purpose, including conditions such as: unacceptably high latency, GPUs not responding to health checks, server not having access to shared and local file systems, and appropriate Infiniband and ethernet connectivity.
- Downtime does not include loss of external connectivity as a result of outages in upstream transit provider networks if Customer is acquiring connectivity on a pass-through basis from APLD. If so, the respective carrier terms of service will apply.

"Downtime Period" means a period of one or more consecutive minutes of Downtime. Partial minutes or intermittent Downtime for a period of less than one minute will not be counted towards any Downtime Periods.

- **"Financial Credit"** means the following for a Single Region:

Monthly Uptime Percentage	**Percentage of monthly bill for a Single Instance affected which did not meet SLO that will be credited to future monthly bills of Customer**
< 98.8%	Each % not delivered

- **"Instances in Multiple Regions"** means cluster instances hosted as part of the Compute Service where instances are placed across two or more Regions.
- **"Monthly Uptime Percentage"** means total number of minutes in a month, minus the number of minutes of Downtime suffered from all Downtime Periods in a month, divided by the total number of minutes in a month.
- **"Region"** means the applicable region described in the APLD Compute Platform Service documentation provided to Customer, denoted by physical location, such as HPC01, SLC01 as may be updated by APLD from time to time.
- **"Single Instance"** means a single cluster instance hosted as part of the APLD Compute Platform Service

Default Payment Terms and Billing

All compute usage fees are subject to change by APLD.

APLD Services other than prepaid rendering services will be billed monthly in arrears based on Customer's prior month's usage, which will be billed at the then current on-demand usage rates, and unless agreed to otherwise with APLD, all fees are due and payable upon receipt of invoice. All invoices under [***] will be automatically charged to the Customer's specified Payment Method. All invoices for [***] or more must be paid by bank transfer (ACH or Wire), payable within 15v days of receipt of the invoice. APLD reserves the right to deactivate, terminate, prevent access to, disable services for, and/or suspend or delete a Customer's Account or access to any APLD Services at any time for nonpayment, late payment or failure to maintain at all times current, valid, complete and accurate Payment Methods.

Fees for either Reserved Compute Instances or Bulk Credits are due and payable in accordance with the Order Forms therefore.

Customer is responsible for any duties, customs fees, taxes, and related penalties, fines, audits, interest and back-payments relating to Customer's use or purchase of any APLD Services, including but not limited to national, state or local sales taxes, use taxes, value-added taxes (VAT) and goods and services taxes (GST) (collectively, "Taxes"). Unless otherwise stated, APLD's pricing policies do not include and are not discounted or enhanced for any Taxes. If APLD becomes obligated to collect or pay Taxes in connection with Customer's use or purchase of services, such Taxes will be invoiced as part of a billing process or collected at the time of purchase. In certain states, countries and territories, the purchase of APLD Services may be subject to certain Taxes, and if so, APLD may collect such Taxes and remit them to the appropriate taxing authority. Customer must also provide any tax identification information that is necessary for compliance with these tax obligations. Customer is solely responsible for any misrepresentations made or non-compliance caused with respect to Taxes. Currently there are no known or anticipated taxes, however if a tax becomes chargeable in the future, such tax will be added to the price. Both parties agree that pricing is a material term of this agreement, and that future unanticipated taxes could materially frustrate the purpose of entering into the agreement. Future taxes must be communicated in writing before they are assessed against either party. Should future taxes be introduced into the price that exceed five percent of the annual contract value, the parties will have a 14 day period to renegotiate the agreement or have the right to quit the agreement without penalty of any kind.

With respect to prepaid rendering credits, all credits are revocable or subject to early expiration for violations, including for abuse, misrepresentation of Billing Information, unauthorized transfer, or illegal conduct by Customer.

With respect to either Reserved Compute Instances or Bulk Credits purchased by Customer pursuant to an Order Form, if, at any time during the Term of the Order Form, Customer's use thereof materially violates these TOS, APLD may cancel the Order Form upon written notice to Customer, with such cancellation to be effective as of the last day of the month in which Customer's violation occurred (the "Cancellation Date"), and APLD may suspend Customer's use of the Reserved Compute Instances or Bulk Credits, as the case may be, immediately upon Customer's violation or APLD's discovery thereof. In the event that APLD cancels an Order Form pursuant to these TOS, Customer will be entitled to a refund equal to the prorated balance of the purchase price from the Cancellation Date through the end of the Term of the Order Form; provided, however, that Customer's committed utilization of Reserved Compute Instances or use of Bulk Credits, as the case may be, from the effective date of the Order Form through the Cancellation Date will be charged at APLD's on-demand rates then in effect and will offset any refund issued.

Customer Must Request Financial Credit

In order to receive any of the Financial Credits described above, Customer must notify APLD technical support within [***] calendar days from the date Customer becomes eligible to receive a Financial Credit. Customer must also provide APLD with server log files showing loss of external connectivity errors and the date and time those errors occurred. If Customer does not comply with these requirements, Customer will forfeit its right to receive a Financial Credit. If a dispute arises with respect to Financial Credits, APLD will make a determination in good faith based on its system logs, monitoring reports, configuration records, and other available information, which APLD will make available for audit by Customer at Customer's request.

Maximum Financial Credit

Financial Credits will be made in the form of a monetary credit applied to future use of APLD Services and will be applied within sixty (60) days after the Financial Credit was requested.

Customer acknowledges and agrees that any Financial Credits for loss or interruption of compute power, constituting a Downtime Period, shall be ratably calculated based on the Term of an Order Form and granted in accordance with the TOS.

Financial Credit Exclusions

Financial Credits do not apply to any: (a) features designated pre-general availability (unless otherwise set forth in the associated documentation), (b) features excluded from these TOS (in the associated documentation), or (c) errors: (ii) that resulted from Customer's software or hardware or third party software or hardware, or both; (iii) that resulted from abuses or other behaviors that violate these TOS; or (v) downtime caused by in-advance communicated maintenance not to exceed four hours. As applicable, Customer will only be entitled to Financial Credit for Downtime of a particular instance as either a Single Instance or Instances in Multiple Regions, but not both.

Intellectual Property Rights

The content, organization, graphics, design, interface layout, interface text, source code, compilation, and other matters related to the APLD Services are protected under applicable copyrights, trademarks, trade dress, patents, trade secrets and other intellectual property rights (collectively, "Intellectual Property"). The copying, redistribution, use or publication by Customer of any Intellectual Property, content, document, or other materials accessed through the APLD Services, or any part of the APLD Services, is strictly prohibited. Customer does not acquire ownership rights to any Intellectual Property, content, document or other materials accessed through the APLD Services.

These TOS do not grant either party any rights, implied or otherwise, to the other's content or any of the other's Intellectual Property. As between the parties, Customer owns all rights in Customer Data (including all object and source code contained therein), and APLD owns all rights in the APLD Compute Platform and all APLD Services and related software (including third party software)

If Customer chooses to provide input and suggestions regarding problems with or proposed modifications or improvements to any of part of the APLD Services ("Feedback") then Customer hereby grants to APLD an unrestricted, perpetual, irrevocable, non-exclusive, fully-paid, royalty-free right to exploit the Feedback in any manner and for any purpose, including to improve the APLD Compute Platform and create other products and services.

The trademarks, service marks, trade names, product names, logos and any variations thereof used by APLD in connection with the APLD Services are and shall remain the exclusive property of APLD, and any unauthorized use is

unlawful. Other product and company names mentioned in connection with the APLD Services may be trademarks of their respective owners, and may not be used by Customer in any form without express permission from the respective owners.

Customer grants APLD permission for the right to use Customer's name, logos, trademarks, and service marks and refer to Customer as a customer of APLD in its promotional and marketing materials and communications, provided that such use is in accordance with good business practice and in a manner to promote the reputation and goodwill of APLD and Customer.

Subject to Customer's strict compliance with these TOS, APLD grants Customer a limited, non-exclusive, non-transferable, non-sublicensable, revocable license to access and use the APLD Compute Platform as described in and subject to these TOS.

Use of Customer Data

APLD will only access or use or share Customer Data in accordance with its then current Privacy Policy in effect.

Subject to these TOS, by providing Customer Data to or via the APLD Compute Platform, Customer grants APLD a license to host, store, transfer, display, perform, reproduce, modify for the purpose of formatting for display, and distribute Customer Data solely and exclusively for the purpose of providing the APLD Service to Customer.

Customer is solely responsible for its Customer Data and agrees that APLD is not and will not in any way be liable for Customer Data. By providing Customer Data, Customer affirms, represents and warrants that: (1) its Customer Data and use thereof will not violate these TOS (including the AUP) or any applicable law, regulation, rule or third party rights; (2) Customer is solely responsible for the development, moderation, operation, maintenance, support and use of Customer Data, including when Customer Data is provided by Customer's end users; (3) Customer's Customer Data and its use thereof does not and will not: (i) infringe, violate, or misappropriate any third party right, including any copyright, trademark, patent, trade secret, moral right, privacy right, right of publicity, or any other intellectual property or proprietary right; (ii) slander, defame, libel, or invade a right of privacy, publicity or other property rights of any other person; or (iii) cause us to violate any law, regulation, rule, or rights of third parties; and (4) except for the specific APLD services provided under this TOS or other express contract, Customer is solely responsible for the technical operation of Customer Data, including on behalf of Customer's end users.

Rules of Conduct

Customer is solely responsible for the activity that occurs on its Account, regardless of whether the activities are undertaken by Customer, its employees, any third party (including Customer's contractors or agents), Customer's end users, licensees, or customers.

Customer is responsible for notifying its employees, agents, and others related to Customer's usage of the provisions of these TOS.

Customer shall not (directly or indirectly): (i) decipher, decompile, disassemble, reverse engineer or otherwise attempt to derive any source code or underlying ideas or algorithms of any part of the APLD Compute Platform (including, without limitation, any application), except to the limited extent applicable laws specifically prohibit such restriction; (ii) modify, translate, or otherwise create derivative works of any part of the APLD Compute Platform; or (iii) copy, rent, lease, distribute, or otherwise transfer any of the rights that Customer receives hereunder. Customer shall abide by all applicable local, state, national and international laws and regulations.

APLD's reserves the right to access, read, preserve, and disclose any information as it reasonably believes is necessary to (i) respond to any applicable law, regulation, legal process or valid governmental request; (ii) enforce these TOS, including investigation of potential violations hereof; (iii) detect, prevent, or otherwise address fraud, security or technical issues; (iv) respond to user support requests; or (v) protect the rights, property or safety of APLD's personnel, its other customers and the public

The APLD Compute is subject to the trade and economic sanctions maintained by the Office of Foreign Assets Control ("OFAC"). By utilizing the APLD Services, Customer agrees to comply with these laws and regulations. Specifically, Customer represents and warrants that it is not (a) located in any country that is subject to OFAC's trade and economic sanctions, currently Cuba, Iran, North Korea, Syria, and the Crimea region of the Ukraine; or (b) an individual or entity included on any U.S. lists of prohibited parties including: the Treasury Department's List of Specially Designated Nationals List ("SDN List") and Sectoral Sanctions List ("SSI List"). Additionally, Customer agrees not to – directly or indirectly – sell, export, reexport, transfer, divert, or otherwise dispose of any service received from APLD in contradiction with these laws and regulations.

Customer must utilize proper security protocols, such as setting strong passwords and access control mechanisms, safeguarding access to all logins and passwords, and verifying the trustworthiness of persons who are entrusted with Account access information. Customer is solely responsible for any unauthorized access to the Customer's Account, and must notify APLD immediately of any such unauthorized access upon becoming aware of it.

Customer agrees to notify APLD if and when Customer learns of any security incidents or breaches affecting the APLD Compute Platform and/or APLD Services, including unauthorized access to Customer's Account or Account credentials, and shall aid in any investigation or legal action that is taken by authorities and/or APLD to investigate and cure the security incident or breach to the extent caused by the Customer Account or use of the APLD Services.

Customer Responsibilities

KYC/AML. Customer agrees to provide APLD with all information reasonably necessary for APLD to complete anti-money laundering and "know-your-client" due diligence on Customer. APLD reserves the right to accept or reject any customer in its sole discretion based on the results of such due diligence.

Compliance with Laws. Customer's use of APLD Services must at all times conform to all applicable laws, including international laws, the laws of the United States of America and the laws of the states in which Customer is doing business.

Licenses and Permits. Customer shall be responsible for obtaining any licenses, permits, consents, and approvals from any federal, state, and local governments that may be necessary to utilize APLD Services.

Deletion by Customer

APLD will enable Customer to delete Customer Data in a manner consistent with the functionality of APLD Services. If Customer uses APLD Services to delete any Customer Data and that Customer Data cannot be recovered by Customer, this use will constitute an instruction to APLD to delete the relevant Customer Data from APLD's systems in accordance with applicable law. APLD will comply with this instruction as soon as reasonably practicable and within a maximum period of one hundred eighty (180) days.

Deletion on Termination

On the closing of a Customer Account, Customer may instruct APLD to delete all Customer Data (including existing copies) from APLD's systems in accordance with applicable law. APLD will, after a recovery period of up to thirty (30) days following such expiry, comply with this instruction as soon as reasonably practicable and within a maximum period of one hundred eighty (180) days. Customer is responsible for exporting any Customer Data it wishes to retain.

Data Security

Customer should refer to APLD's Security and Compliance Datasheet for APLD's data and privacy policies with respect to the APLD Compute Platform.

Data Incidents

Incident Notification. APLD will notify Customer promptly and without undue delay after becoming aware of a data security incident, and promptly take all commercially reasonable steps to minimize harm and secure Customer Data.

Details of Data Security Incident. APLD's notification of a data security incident will describe, to the extent possible, the nature of the incident, the measures taken to mitigate the potential risks and the measures APLD recommends Customer take to address the data security incident.

Delivery of Notification. Notification(s) of any data security incident(s) will be delivered to the email address provided by Customer.

No Assessment of Customer Data by APLD. APLD has no obligation to assess Customer Data in order to identify information subject to any specific legal requirements.

No Acknowledgement of Fault by APLD. APLD's notification of or response to a data security will not be construed as an acknowledgement by APLD of any fault or liability with respect to such incident.

No Warranty

All APLD Services, including, without limitation, the services and products that APLD provides to integrate a Customer's workflows with the APLD Compute Platform, are provided "as is" and on an "as available" basis (subject to the SLO). APLD disclaims all warranties of any kind, whether express or implied, relating to the APLD Compute Platform and all content delivered in connection thereto, including but not limited to: (a) any implied warranty of merchantability, fitness for a particular purpose, title, quiet enjoyment, or non-infringement; (b) any warranty arising out of course of dealing, usage, or trade; or (c) any warranty or guaranty relating to availability, accuracy, error rate, system integrity, or uninterrupted access. APLD does not warrant that: (i) the APLD Services will be secure or available at any particular time or location; (ii) any defects or errors will be corrected; (iii) any content or software available at or through the APLD Services is free of viruses or other harmful components; or (iv) the results of using the APLD Services will meet Customer's requirements. Customer is responsible for ensuring the security of Customer's environment that is using the APLD Compute Platform.

The limitations, exclusions, and disclaimers in this section apply to the fullest extent permitted by law. APLD does not disclaim any warranty or other right that APLD is prohibited from disclaiming under applicable law.

Indemnification

Customer agree to defend, indemnify and hold harmless APLD and its licensee and licensors, and their respective employees, contractors, agents, officers and directors, from and against any and all claims, damages, obligations, losses, liabilities, costs or debt, and expenses (including but not limited to attorney's fees), resulting from or arising out of (a) Customer's use and access of the APLD Compute Platform and other APLD Services; (b) a breach of these TOS; or (c) your Customer Data. Such indemnification obligations shall be limited to one year's contract price.

Limitation of Liability

EXCEPT AS PROHIBITED BY LAW, EACH PARTYWILL HOLD THE OTHER PARTYAND ITS OFFICERS, DIRECTORS, EMPLOYEES, AND AGENTS HARMLESS FOR ANY INDIRECT, PUNITIVE, SPECIAL, INCIDENTAL, OR CONSEQUENTIAL DAMAGE, HOWEVER IT ARISES (INCLUDING ATTORNEYS' FEES AND ALL RELATED COSTS AND EXPENSES OF LITIGATION AND ARBITRATION, OR AT TRIAL OR ON APPEAL, IF ANY, WHETHER OR NOT LITIGATION OR ARBITRATION IS INSTITUTED), WHETHER IN AN ACTION OF CONTRACT, NEGLIGENCE, OR OTHER TORTIOUS ACTION, OR ARISING OUT OF OR IN CONNECTION WITH THESE TOS, INCLUDING WITHOUT LIMITATION ANY CLAIM FOR PERSONAL INJURY OR PROPERTY DAMAGE, ARISING FROM THIS AGREEMENT AND ANY VIOLATION BY YOU OF ANY FEDERAL, STATE, OR LOCAL LAWS, STATUTES, RULES, OR REGULATIONS, EVEN IF THE PARTY HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGE.

Governing Law and Jurisdiction

Governing Law. The TOS and any dispute related thereto is governed by the laws of the State of California without regard to conflict of law principles.

Jurisdiction. Customer and APLD each submit to the personal and exclusive jurisdiction of the state courts and federal courts located in San Francisco, County, California.

Changes to Terms of Service

These TOS may be amended and/or modified from time to time by APLD, without notice to Customer. Customer's use of APLD Services will always be subject to the current version of these TOS that are then in effect. Accordingly, the Customer is responsible, and strongly encouraged, to revisit this page regularly in order to learn of any updates to the TOS.

Waiver, Severability The waiver of any breach or default does not constitute the waiver of any subsequent breach or default. If any provision of these TOS is held to be illegal or unenforceable, it shall be deemed amended to conform to the applicable laws or regulations, or, if it cannot be so amended without materially altering the intention of the parties, it shall be stricken and the remainder of these TOS shall continue in full force and effect.

Relationship of the Parties The parties agree that their relationship hereunder is in the nature of independent contractors. Neither party shall be deemed to be the agent, partner, joint venturer, or employee of the other, and neither shall have any authority to make any agreements or representations on the other's behalf. Each party shall be solely responsible for the payment of compensation, insurance and taxes of its own personnel, and such personnel are not entitled to the provisions of any employee benefits from the other party. Neither party shall have any authority to make any agreements or representations on the other's behalf without the other's written consent. Additionally, neither party

shall be responsible for any costs and expenses arising from the other party's performance of its duties and obligations pursuant to these TOS.

Third-Party Beneficiaries. Nothing in these TOS is intended, nor shall anything herein be construed to confer any rights, legal or equitable, in any person or entity other than the parties hereto and their respective successors and permitted assigns.

Construction; Interpretation Unless the context otherwise requires, words in the singular include the plural, and in the plural include the singular; masculine words include the feminine and neuter; "or" means "either or both" and shall not be construed as exclusive; "including" means "including but not limited to"; "any" and "all" shall not be construed as terms of limitation; and, a reference to a thing (including any right or other intangible asset) includes any part or the whole thereof. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation and construction of these TOS, and these TOS shall be construed as having been jointly drafted by the parties. The titles and headings for particular paragraphs, sections and subsections of these TOS have been inserted solely for reference purposes and shall not be used to interpret or construe the terms of these TOS.

Data Processing Agreement

APLD Data Processing Agreement (DPA)

This Data Processing Addendum ("DPA") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between APLD ("Applied Digital Corporation") and the customer identified in the TOS ("Customer"). APLD and Customer shall be collectively referred to herein as "Parties" and individually as a "Party".

The parties agree as follows:

1. Definitions.

"Authorized Affiliate" means any of Customer's affiliate(s) permitted to or otherwise receiving the benefit of APLD Services pursuant to the TOS.

"Controller" means an entity that determines the purposes and means of the Processing of Personal Data.

"APLD Services" means any product or service provided by APLD to Customer or its Authorized Affiliates pursuant to and as more particularly described in the TOS, including the APLD Compute Platform.

"Data Protection Laws" means all applicable laws and regulations, including, without limitation, laws and regulations of the European Union; the European Economic Area and their member states; Switzerland; the United Kingdom; Canada and its provinces; the People's Republic of China; and the United States and its individual states; applicable to the Processing of Personal Data under this DPA, and include without limitation, the Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) ("GDPR"); the California Consumer Privacy Act of 2018, as amended from time to time, and including any implementing regulations ("CCPA"); the Personal Information Protection and Electronic Documents Act, S.C. 2000, c. 5 ("PIPEDA"); the Personal Information Protection Law of the People's Republic of China, Adopted at the 30th meeting of the Standing Committee of the 13th National People's Congress on August 20, 2021.

"Data Subject" means the identified or identifiable person to whom Personal Data relates.

"Personal Data" means any information APLD Processes for Customer or its Authorized Affiliates that (i) identifies or relates to an individual who can be identified directly or indirectly from that data alone or in combination with other information in APLD's possession or control or that APLD is likely to have access to, or any other information that is defined as "personal information" or "personal data" under any applicable Data Protection Laws.

"Process" or **"Processing"** means any operation or set of operations which is performed upon Personal Data, whether or not by automatic means, including collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or any other activity that the relevant Data Protection Laws may otherwise include in the definition of processing.

"Processor" means an entity that processes Personal Data on behalf of the Controller.

"Security Incident" means any act or omission that compromises the security, confidentiality or integrity of Personal Data or the physical, technical, administrative or organizational safeguards put in place to protect it that rises to the level of a security breach or incident under the applicable Data Protection Laws.

"Service Provider" means a Processor Processing Personal Data as a "service provider" as defined under applicable Data Protection Laws.

"Standard Contractual Clauses" means the Standard Contractual Clauses based on the Commission Decision C(2010)593 Standard Contractual Clauses (Model 2: controller to processor) found at https://ec.europa.eu/info/law/law-topic/data-protection/international-dimension-data-protection/standard-contractual-clauses-scc_en, as set out in the Annex to Commission Decision (EU) 2021/914, which are incorporated herein by reference, and which a completed copy of the applicable Annexes are attached as Appendix B.

"Sub-processor" means any Processor engaged by APLD or its affiliates to assist in fulfilling its obligations with respect to providing APLD Services pursuant to the TOS or this DPA.

2. Applicability.

This DPA applies where and only to the extent that APLD processes Personal Data on behalf of the Customer or its Authorized Affiliates in the course of providing APLD Services that is subject to protection under Data Protection Laws.

Appendix A describes the general Personal Data categories and Data Subject types APLD may Process in connection with the providing the APLD Services pursuant to the TOS.

3. Processing of Personal Data.

Role of the Parties. The Parties agree that in regard to the Processing of Personal Data under Data Protection Laws that define the Parties' relationship as one between a Controller and a Processor (such as GDPR), Customer is the Controller and APLD is the Processor. The Parties agree that in regard to the Processing of Personal Data under Data Protection Laws that define the Parties' relationship as one between a business and a Service Provider, (such as CCPA and PIPEDA), APLD is the Service Provider. The Parties agree that in regard to the Processing of Personal Data under Data Protection Laws that define the Parties' relationship as one between a Personal Information Processor and an Entrusted Party, Customer is the Personal Information Processor and APLD is the Entrusted Party. Nothing in this DPA or in the TOS shall be construed as to state or imply that APLD has a direct relationship with the individual customers or users of Customer or its Authorized Affiliates or that APLD is acting as a Controller under Data Protection Laws.

Customer Obligations. Customer shall, in its use of the APLD Services, Process Personal Data in accordance with, and in compliance with, all applicable laws, including, without limitation, Data Protection Laws. Customer shall have sole responsibility for the accuracy, quality and legality of Personal Data and the means by which Customer acquired any Personal Data, including, without limitation, receiving all necessary consents of each Data Subject and ensuring the accuracy of all Personal Data.

APLD Processing of Personal Data. APLD agrees to Process Personal Data on behalf of and in accordance with Customer's documented written instructions in connection with: (i) Processing in accordance with this DPA and the TOS; (ii) Processing in relation to the providing the APLD Services; or (iii) Processing otherwise required pursuant to applicable Data Protections Laws. The Parties agree that this DPA and the TOS set out Customer's complete and final instructions to APLD in relation to the Processing of Personal Data and any processing outside the scope of such instructions (if any) shall require prior written agreement between Customer and APLD.

4. Sub-processing.

Authorized Sub-processors. Customer understands and agrees that APLD may engage Sub-processors from time to time to process Personal Data on Customer's or its Authorized Affiliates' behalf. In the event that APLD intends to engage a new Sub-processor with respect to the APLD Services, APLD will update the Customer at least two weeks in advance in writing to the Customer's CEO.

Sub-processor Obligations. When applicable, APLD shall: (i) enter into a written agreement with the Sub-processor imposing data protection terms that require the Sub-processor to protect the Personal Data to the standard required by Data Protection Laws; and (ii) remain responsible for its compliance with the obligations of this DPA and for any acts or omissions of the Sub-processor that cause APLD to breach any of its obligations under this DPA.

Objection to Sub-processors. Customer may object in writing to APLD's appointment of a Sub-processor on reasonable grounds relating to data protection by notifying APLD promptly in writing within five (5) calendar days of receipt of APLD's notice in accordance with this DPA. Such notice shall explain the reasonable grounds for the objection. In such event, the Parties shall discuss such concerns in good faith with a view to achieving commercially reasonable resolution. If this is not possible, either Party may terminate the applicable APLD Services that cannot be provided by APLD without the use of the objected-to-new Sub-processor.

5. Security.

Security Measures. APLD shall implement and maintain appropriate technical and organizational security measures to protect Personal Data from Security Incidents and to preserve the security and confidentiality of the Personal Data, in accordance with APLD's security standards described here ("Security Measures").

Confidentiality of Processing. APLD shall ensure that any person who is authorized by APLD to process Personal Data (including its staff, agents and subcontractors) shall be under an appropriate obligation of confidentiality (whether a contractual or statutory duty).

Security Incident Response. Upon becoming aware of a Security Incident, APLD shall notify Customer within 24 hours and shall provide timely information relating to the Security Incident as it becomes known r.

Updates to Security Measures. Customer acknowledges that the Security Measures are subject to technical progress and development and that APLD may update or modify the Security Measures from time to time.

6. Security Reports and Audits.

Upon Customer's written request, APLD shall provide (on a confidential basis) copies of relevant external certifications, audit report summaries and/or other documentation reasonably required by Customer to verify APLD's compliance with this DPA. APLD shall further provide written responses (on a confidential basis) to all reasonable requests for information made by Customer, including responses to information security and audit questionnaires, that Customer (acting reasonably) considers necessary to confirm APLD's compliance with this DPA, provided that Customer shall not exercise this right more than once per year.

7. International Transfers.

If Data Protection Laws restrict cross-border Personal Data transfers, Customer will, and will cause its Authorized Affiliates so, only transfer that Personal Data to APLD under the following conditions: (i) APLD, either through its location or participation in a valid cross-border transfer mechanism under Data Protection Laws, as identified in Appendix A, may legally receive that Personal Data, or (ii) the transfer otherwise complies with Data Protection Laws for the reasons set forth in Appendix A. If any Personal Data transfer between Customer and APLD requires execution of Standard Contractual Clauses in order to comply with Data Protection Laws, the Parties agree the Standard Contractual Clauses will thereby be deemed incorporated herein, and will complete all relevant details in, and execute, the annexes to the Standard Contractual Clauses contained in Appendix B, and take all other actions required to legitimize the transfer. In the event of a conflict or inconsistency between this DPA and the Standard Contractual Clauses, the Standard Contractual Clauses shall prevail.

8. Return or Deletion of Data.

Upon deactivation of APLD Services, all Personal Data shall be deleted pursuant to APLD's retention and deletion policies. Notwithstanding the foregoing, APLD reserves the right to retain relevant data and information when required by applicable law; when under court order, subpoena, or other legal order; or when preserving evidence following or in anticipation of a civil or criminal lawsuit.

9. Cooperation.

Cooperation. APLD shall (at Customer's expense), taking into account the nature of the processing, provide reasonable cooperation to assist Customer in responding to a Data Subject request made under applicable Data Protection Laws relating to the processing of Personal Data under the TOS. In the event that any such Data Subject request is made directly to APLD, APLD shall not respond to such request directly without Customer's prior authorization, unless legally compelled to do so (as determine in APLD's good faith discretion). If APLD is required to respond to a Data Subject request, APLD shall promptly notify Customer and provide Customer with a copy of such Data Subject Request (to the extent legally permitted).

Data Impact Assessment. To the extent APLD is required under applicable Data Protection Laws, APLD shall (at Customer's expense) provide reasonably requested information regarding APLD's Processing of Personal Data under the TOS to enable Customer to carry out data protection impact assessments or prior consultations with data protection authorities as required by law.

10. Sale of Personal Data.

APLD shall: (a) not sell the Personal Data (including to the extent of the definition of "sell" as defined in the CCPA); (b) not retain, use or disclose Personal Data for any purpose other than for performing the APLD Services, in compliance with the TOS, or as otherwise permitted by applicable Data Protection Laws; (c) not retain, use or disclose the Personal Data for a commercial purpose (including to the extent of the definition of "commercial purpose" as defined in the CCPA) other than the agreed purposes set forth in the TOS; and (d) not retain, use, or disclose Personal Data outside of the direct business relationship between APLD and Customer, except as may otherwise be provided in this DPA. APLD hereby certifies that it understands and is willing to abide by the restrictions in this Section.

11. Miscellaneous.

Notice Requirements. Any notices required to be delivered by APLD to Customer shall be sent to [EMAIL]. Any notices required to be delivered by Customer to APLD hereunder shall be sent to support@APLD.com.

Term. APLD will Process Personal Data for the duration of the DPA, unless otherwise agreed in writing.

Severability. If one or more provisions of this DPA are held to be unenforceable under applicable law, the Parties agree to renegotiate such provision in good faith. In the event that such provision was not required by the Data Protection Laws and the Parties cannot reach a mutually agreeable and enforceable replacement, then (a) such provision shall be excluded from this DPA, (b) the balance of this DPA shall be interpreted as if such provision were so excluded, and (c) the balance of this DPA shall be enforceable in accordance with its terms.

Limitation of Liability. Each Party's liability arising out of or related to this DPA, whether in contract, tort or under any other theory of liability, is subject to those limitations of liability set forth in the TOS and any reference in the TOS limiting a Party's liability means the aggregate liability of that Party under the TOS and this DPA.

Governing Law. Apart from the specific provisions and requirements governed by Data Protection Laws, this DPA and all acts and transactions pursuant hereto and the rights and obligations of the Parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. The Standard Contractual Clauses shall be governed by the law of one of the EU Member States, provided such law allows for third-party beneficiary rights. The Parties agree that this shall be the law of Ireland. Any dispute arising from the Standard Contractual Clauses shall be resolved by the courts of an EU Member State. The Parties agree that those shall be the courts of Dublin, Ireland.

APPENDIX A

PERSONAL DATA PROCESSING PURPOSES AND DETAILS

Business Purposes:

Use of Personal Data in performance of APLD Services pursuant to the TOS; storage of Personal Data; computer processing of Personal Data for data transmission; and improvement of service features and functionalities provided as part of APLD's Services.

Personal Data Categories:

Customer Personal Data relating to individuals provided to APLD via APLD Services, by (or at the direction of) the Data Controller, which may include:

- name
- email address
- telephone number
- address data
- geographic location
- IP address
- cookie id
- browser data (type, version, language, OS version)
- login credentials
- access, usage, actions and events taken on the APLD Compute Platform, including pages viewed, searches, and installs.
- company name
- contract data
- invoice data
- financial data such as bank account data, credit or debit card data
- any application specific data transferred by Authorized Users

Data Subject Types:

Unless provided otherwise by the data exporter, transferred Personal Data relates to the following categories of Data Subjects: employees, contractors, Business Partners or other individuals having Personal Data stored, transmitted to, made available to, accessed or otherwise processed by (or at the direction of) Customer.

Competent Supervisory Authority:

Where Customer is the data exporter, the supervisory authority shall be the competent supervisory authority that has supervision over the Customer in accordance with Clause 13 of the EU Standard Contractual Clauses.

Approved Sub-processors:

Identify Counterparty's legal basis for receiving Personal Data with cross-border transfer restrictions (select one):

- Located in an EEA Member State or in a country with a current determination of adequacy (list country):
- Binding Corporate Rules
- Standard Contractual Clauses
- Other (describe in detail):

APPENDIX B

STANDARD CONTRACTUAL CLAUSES

ANNEX I

A. LIST OF PARTIES

Data exporter(s): [Identity and contact details of the data exporter(s) and, where applicable, of its/their data protection officer and/or representative in the European Union]

Name: … Address: … Contact person's name, position and contact details: … Activities relevant to the data transferred under these Clauses: … Signature and date: … Role (controller/processor): …

Data importer(s): [Identity and contact details of the data importer(s), including any contact person with responsibility for data protection]

Name: … Address: … Contact person's name, position and contact details: … Activities relevant to the data transferred under these Clauses: … Signature and date: … Role (controller/processor): …

B. DESCRIPTION OF TRANSFER

Categories of data subjects whose personal data is transferred ………………………..

Categories of personal data transferred ………………………..

Sensitive data transferred (if applicable) and applied restrictions or safeguards that fully take into consideration the nature of the data and the risks involved, such as for instance strict purpose limitation, access restrictions (including access only for staff having followed specialized training), keeping a record of access to the data, restrictions for onward transfers or additional security measures………………………..

The frequency of the transfer (e.g. whether the data is transferred on a one-off or continuous basis)…………………………

Nature of the processing…………………………

Purpose(s) of the data transfer and further processing………………………..

The period for which the personal data will be retained, or, if that is not possible, the criteria used to determine that period ……………………..

C. COMPETENT SUPERVISORY AUTHORITY

Identify the competent supervisory authority/ies in accordance with Clause 13 ………………………….

ANNEX II - TECHNICAL AND ORGANIZATIONAL MEASURES INCLUDING TECHNICAL AND ORGANIZATIONAL MEASURES TO ENSURE THE SECURITY OF THE DATA

Description of the technical and organizational measures implemented by the data importer(s) (including any relevant certifications) to ensure an appropriate level of security, taking into account the nature, scope, context and purpose of the processing, and the risks for the rights and freedoms of natural persons:

ANNEX II - LIST OF SUB-PROCESSORS

Acceptable Use Policy

APLD Acceptable Use Policy (AUP)

Last updated: July 2023

This Acceptable Use Policy (this "AUP") describes material and activities that are not allowed in connection a Customer's use of APLD Services. This AUP is not exhaustive, and APLD reserves the right to take remedial action in connection with content or uses that APLD determines fall within the scope of this AUP, irrespective of whether the content or uses are specifically described below.

The Customer is responsible for violations of this AUP by anyone using Customer's Account, with or without Customer's permission or authorization. The Customer is also responsible for violations of this AUP by its end users. The Customer's use of APLD Services to assist another person in an activity that would violate this AUP if performed by the Customer is also a violation of this AUP. APLD may modify this AUP at any time by posting a revised version on the APLD websites and/or its Terms of Service (the "TOS").

All capitalized and formally defined terms in this AUP have the same meaning as in the TOS.

Illegal or Abusive Activity or Content

Customer may not use APLD Services for any unlawful or abusive purpose. Prohibited activities include but are not limited to:

- **Illegal Activities**: Any use of APLD Services to engage in, further, promote, encourage, or obfuscate illegal conduct or activities, including the dissemination of content that has been determined by a court of competent jurisdiction to be unlawful;
- **Fraudulent or Harmful Activities**: Engaging in activities that are deceptive or harmful to others, or that would harm APLD's operations or reputation, including offering or disseminating fraudulent goods, services, schemes, or promotions (e.g., Ponzi and pyramid schemes, phishing, or pharming), deceptively impersonating another person or entity, or engaging in other fraudulent or misleading practices;
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- **Unlawful Pornography:** Disseminating child pornography or depictions of nudity or sexual activity obtained or disseminated without the consent of those depicted (e.g., "revenge pornography")
-
- **Controlled Substances**: Unlawfully selling or distributing controlled substances, including but not limited to any illegal or prescription drugs.

Security Violations

The Customer may not use APLD Services to violate the security or integrity of any network, computer or communications system, software application, or network or computing device (each, a "System"). Prohibited activities include but are not limited to:

- **Harmful Software**: Content, software, or any other technology that may damage, interfere with, surreptitiously intercept, or expropriate any computer system, program, or data, including any viruses, malware, spyware, adware, Trojan horses, worms, or time bombs;
-
-
- **Falsification of Origin:** Using fake or misleading TCP-IP packet headers, e-mail headers, or any part of a message describing its origin or route. This prohibition does not include the use of aliases or anonymous remailers.

Network Abuse

Customer may not make network connections to any users, hosts, or networks unless Customer has express permission to communicate with them. Prohibited activities include but are not limited to:

-
-
- **Intentional Interference**: Interfering with the proper functioning of any System, including any deliberate attempt to overload a System by mail bombing, news bombing, broadcast attacks, flooding techniques, or conducting a denial of service ("DoS") attack;

- **Operation of Certain Network Services**: Operating open proxies, open mail relays, open recursive domain name servers, Tor exit nodes, or other similar network services;
- **Avoiding System Restrictions**: Using manual or electronic means to avoid any use limitations placed on a System, such as access limits and storage restrictions;
- **Retaliation Against APLD:** Any conduct that results in or is likely to result in retaliation against APLD, including APLD Services, or APLD's employees, officers or other agents, including engaging in behavior that results in or is likely to result in any APLD server being the target of a DoS attack;
- **Withholding Identity**: Any activity intended to withhold or cloak identity or contact information, including the omission, deletion, forgery or misreporting of any transmission or identification information, such as return mailing and IP addresses; and
-

APLD Monitoring and Enforcement

APLD reserves the right, but has no obligation, to investigate any suspected violation of this AUP or misuse of APLD Services by the Customer about which APLD has actual knowledge. In connection with such investigations, APLD may report any activity that it reasonably suspects may violate any law or regulation to appropriate law enforcement officials, regulators, or other appropriate third parties. Such reporting may include disclosing, reviewing and preserving appropriate customer information consistent with applicable law. APLD may also cooperate with appropriate law enforcement agencies, regulators, or other appropriate third parties to help with the investigation and prosecution of illegal conduct by providing network and systems information related to alleged violations of this AUP.

Consequences of Violation of AUP

If APLD determines, in its good faith discretion, that Customer has violated this AUP, APLD may remove, disable access to, or modify any content or resource and/or suspend or terminate Customer's use of APLD Services. APLD may also intercept or block any content or traffic belonging to Customer or its end users in instances where APLD Services are being used unlawfully or not in accordance with this AUP. APLD's right to suspend or terminate the Customer's use of APLD Services applies even if a violation is committed unintentionally or without the Customer's authorization. Nothing in this AUP may be construed as an obligation on APLD to act at any given time or with respect to any given instance, and APLD may exercise such right at any time within its sole discretion.

Reporting of Violations of this AUP

If Customer becomes, or should reasonably become, aware of any suspected violation of this AUP, Customer must notify APLD by providing a full explanation of the bases for the violation. APLD can request Customer's assistance to help stop or remedy the violation.

Security & Compliance

APLD Security & Compliance.

Last updated: July 2023

Customer data privacy is built into the foundation of APLD's platform. From the datacenter through the software layer, customer data is protected using industry best practices, tracked and access controlled.

Multiple Layer Physical Security Before Access

- Our datacenters are limited-access buildings with no visible signage.
- 24/7/365 Security guard at the entryway
- Photo ID verification and sign-in / sign-out with automatic background checks required for entry
- Biometric access & signed NDAs are required for employees
- All guests and vendors must be accompanied by a staff member

Access Monitoring & Data Safeguarding

- Paper documents shredded on-site
- Locked and secure infrastructure and communication cabinets
- Cameras positioned at each cage, aisle, and door-access point
- Real-time access tracking
- Ongoing digital door-access log

Logical Access Controls

- Comprehensive logical separation of customers in storage, network and execution layers
- All employees are under NDA, and can only access customer data as needed for critical operations
- Logging and access control applied to all infrastructure handling
- Comprehensive response plan for security events
- Firewall restricting inbound internet connections

Preventing Breaches

- Physical and Logical intrusion prevention strategies
- Distributed denial of service (DDoS) mitigation
- TLS encryption of all internet bound traffic

Addendum to Terms of Service
Customer Specifications and Pricing

The APLD Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between APLD ("Applied Digital Corporation") and Together.ai ("Customer"). APLD and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Term

Customer agrees to retain APLD and the Host to provide the APLD Services pursuant to this Addendum for a period of 24 Months from the date hereof (the "Term"). The customer has the ability to extend their term to an additional 12 months.

Hardware/Service Partner

The hardware and software partner for the provision of the APLD Services to Customer is TBD (the "Partner"). The Partner will provide all hardware and the setup thereof for Customer's APLD Equipment. The Partner may also provide additional services for repairs or other requests by Customer pursuant to a separate Services Addendum with Partner.

Hardware/Physical Servers

The hardware provided for Customer's use of the APLD Services (the "Hardware") will be as follows:

GPUs Hosted:
- [***]

Compute Node Specifications:
- [***]

Network specifications:
- [***]

Storage Specifications:
- [***]

Delivery

The Hardware will be delivered according to the following schedule at an APLD Selected Colocation Facility

1. 1,024 GPUs by December, 2023

Pricing and Payment Terms

Customer shall pay the following for APLD Services provided pursuant to this Addendum.

Term	Description
Date of Agreement	November 30th, 2023
Services	Provider agrees to provide certain services to Customer as set forth in the Service Agreement dated __________ (the "Service Agreement")
Price	$[***]/Hr. for a 24-Month Reserve Per GPU pricing is inclusive of minimum storage cost.
Storage Price	**[***] standalone storage included at no additional charge.** The provider will transfer over costs for additional optional storage if selected by Client.
Base Term	**24** Months
Term Extension	**Optional** 12 Additional Months with [***] Price Escalation
Location	An APLD Selected** Colocation Facility
Total No. of GPUs	1,024.00*
Prepayment	Client shall make a prepayment of [***] of total service fee due upon Acceptance of Delivery of the hardware(the "Prepayment"). Client shall additionally provide a [***] letter of credit upon agreement signing that shall expire when the Prepayment is completed.
Acceptance of Delivery	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. Together will not make any payments during the acceptance period. Acceptance of Delivery occurs when Together declares, in writing, that the delivery is accepted.
Delivery Obligation	Provider is obligated to deliver the Services by the selected dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the contract within 90 days written notice to Provider of such failure.
Revocation and Term Extension	The customer has the right to revoke or extend the contract within the base term upon a 30-day notice to the Provider. The Provider reserves the right to exercise any due prepayment credits after evaluating reallocation costs and usage exercised by the customer within the operable deployment.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein within 24 months from the date of this Addendum
Credit per Month	If Provider fulfills its obligations under the Service Agreement within the selected base term or term extension from the date of this Addendum, Customer shall be entitled to a credit of [***]/ (Term in Months) of the Prepayment for each month that Provider provides the services described in the Service Agreement.
Total Credit Amount	[***] of the total service fee – due as per term.
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Supplement and the TOS constitute the entire agreement between the parties and supersedes all prior negotiations, understandings, and agreements between the parties, whether written or oral.

*Subject to Market Availability, Manufacturer and Hardware Provider Delays
**Location is based on Market Availability

Exhibit A - SLA

Service Credits

In the event that the Provider fails to meet the agreed upon uptime level in a given monthly period, the Provider will provide service credits to the Customer as follows:

- Uptime of 98.8% - 0% of the monthly service fee
- Uptime below 98.8% - Uptime Credit Percentage Basis % of the monthly service fee

Uptime Credit Percentage Basis

Monthly Uptime Percentage	Percentage Credited
Less than 98.8% but equal to or greater than 95.0%	[***]
Less than 95.0% but equal to or greater than 90.0%	[***]
Less than 90.0%	[***]

Schedule A

Service Level Deliverables Defining Compute Performance

Deliverable	Description	Billing Frequency	Service Deliverable
Dedicated GPU Hardware	Provision of dedicated GPU hardware resources as per specified schedule.	Monthly	Hardware Deployment and Access
Network Connectivity	At a minimum, basic network connectivity supporting intra-cluster communication and internet access for the Customer and their associated workloads.	Monthly	Network Configuration Supporting Access
Storage Access	Access to local storage on each node. The Bare Metal GPU Service will provide adequate and efficient storage space for the intended workload, reviewed between both parties on a quarterly basis and adjusted before each new quarter begins.	Monthly	Storage Setup and Configured to Access
Security and Compliance	Implementation of security measures and compliance with regulations.	Monthly	Security Checkpoint
Technical Support	Provision of technical support for troubleshooting and issue resolution.	As needed	Ongoing Support
Scheduled Maintenance	Scheduled maintenance activities to optimize hardware performance.	As needed	Maintenance Schedule
Uptime Guarantee	Commitment to a specified uptime percentage for uninterrupted services.	Monthly	Monitoring and Reporting
Data Backup and Recovery	Information on data backup and recovery responsibility.	N/A	Data Protection Strategy
Server Access	Remote access to the bare metal servers for configuration, deployment, and management purposes.	As needed	Server Access Setup
Network IP Allocation	Provision of dedicated IP addresses for network communication and external access to the servers.	Monthly	IP Allocation Setup
Bare Metal Technicalities	Implementation of bare metal-specific technical requirements, such as BIOS settings, hardware monitoring, and firmware updates.	As needed	Hardware Optimization
Disaster Recovery Planning	Collaboration on disaster recovery strategies and plans to ensure business continuity in case of data loss or hardware failures.	As needed	Disaster Recovery Plan
OS Installation and Setup	Installation and setup of the operating system and required software on the bare metal servers.	As needed	OS Deployment and Configuration
Performance Monitoring	Implementation of monitoring tools to track server performance, resource utilization, and potential bottlenecks.	Monthly	Performance Monitoring
Customization and Scaling	Discussion of customization options and potential scalability of the bare metal infrastructure to meet changing requirements.	As needed	Scaling Strategy
Compliance Audits	Periodic audits to ensure compliance with industry standards and regulations, with necessary adjustments as needed.	Quarterly	Compliance Review

DISCLAIMER: Please note that the billing frequency and project milestones may vary based on your specific agreement with the service provider and the unique characteristics of your project. This table provides an extensive overview of various deliverables and considerations associated with bare metal services.

IN WITNESS WHEREOF, the parties have executed this Addendum and Agreement as of the Effective Date.

Applied Digital Corporation

/s/ David Rench
Name: David Rench
Title: CFO

Together.ai

/s/ Vipul Ved Prakash
Name: Vipul Ved Prakash
Title: CEO

Exhibit 10.25

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Addendum to Terms of Services

Addendum to Terms of Service as Additional Capacity
Customer Specifications and Pricing

The APLD Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between APLD ("Applied Digital Corporation") and Together.ai ("Customer") on December 5th 2023 for additional capacity. APLD and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Term

Customer agrees to retain APLD and the Host to provide the APLD Services pursuant to this Addendum for a period of 24 Months from the date hereof (the "Term"). The customer has the ability to extend their term to an additional 12 months.

Hardware/Service Partner

The hardware and software partner for the provision of the APLD Services to Customer is TBD (the "Partner"). The Partner will provide all hardware and the setup thereof for Customer's APLD Equipment. The Partner may also provide additional services for repairs or other requests by Customer pursuant to a separate Services Addendum with Partner.

Hardware/Physical Servers

The hardware provided for Customer's use of the APLD Services (the "Hardware") will be as follows:

GPUs Hosted:

- [***]

Compute Node Specifications:

- [***]

Network Specifications:

- [***]

Storage Specifications:

- [***]

Delivery

The Hardware will be delivered according to the following schedule at an APLD Selected Colocation Facility

1. 1024 GPUs by February 2024 (Delivery by February 7th, 2024)

Pricing and Payment Terms

Customer shall pay the following for APLD Services provided pursuant to this Addendum.

Term	Description
Date of Agreement	January 26th, 2024
Services	Provider agrees to provide certain services to Customer as set forth in the Service Agreement dated December 4th 2023. (the "Service Agreement")
Price	[***]/Hr. for a 24-Month Reserve Per GPU pricing is inclusive of minimum storage cost.
Storage Price	[***] **standalone storage included at no additional charge.** The provider will transfer over costs for additional optional storage if selected by Client.
Base Term	**24** Months
Term Extension	**Optional** 12 Additional Months with [***] Price Escalation
Location	An APLD Selected** Colocation Facility
Total No. of GPUs	1,024.00*
Prepayment	Client shall make a prepayment of [***] of total service fee due upon signing this addendum (the "Prepayment").
Acceptance of Delivery	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. APLD will make their best effort to clear the issues encountered during acceptance urgently.
Delivery Obligation	Provider is obligated to deliver the Services by the selected dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the contract within 90 days written notice to Provider of such failure.
Revocation and Term Extension	The customer has the right to revoke or extend the contract within the base term upon a 30-day notice to the Provider. The Provider reserves the right to exercise any due prepayment credits after evaluating reallocation costs and usage exercised by the customer within the operable deployment.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein within 24 months from the date of this Addendum
Credit per Month	If Provider fulfills its obligations under the Service Agreement within the selected base term or term extension from the date of this Addendum, Customer shall be entitled to a credit of 1/ (Term in Months) of the Prepayment for each month that Provider provides the services described in the Service Agreement.
Total Credit Amount	[***] of the total service fee – due as per term.
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Supplement and the TOS constitute the entire agreement between the parties and supersedes all prior negotiations, understandings, and agreements between the parties, whether written or oral.

*Subject to Market Availability, Manufacturer and Hardware Provider Delays
**Location is based on Market Availability

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Effective Date.

Applied Digital Corporation

/s/ David Rench
Name: David Rench
Title: CFO

Together.ai

/s/ Vipul Ved Prakash
Name: Vipul Ved Prakash
Title: CEO

APPLIED DIGITAL

Exhibit 10.26

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Addendum to Terms of Services

Addendum to Terms of Service as Additional Capacity
Customer Specifications and Pricing

The APLD Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between APLD ("Applied Digital Corporation") and Together.ai ("Customer") on December 5th 2023 for additional capacity. APLD and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Term

Customer agrees to retain APLD and the Host to provide the APLD Services pursuant to this Addendum for a period of 12 Months from the date hereof (the "Term"). The customer has the ability to extend their term to an additional 12 months.

Hardware/Service Partner

The hardware and software partner for the provision of the APLD Services to Customer is TBD (the "Partner"). The Partner will provide all hardware and the setup thereof for Customer's APLD Equipment. The Partner may also provide additional services for repairs or other requests by Customer pursuant to a separate Services Addendum with Partner.

Hardware/Physical Servers

The hardware provided for Customer's use of the APLD Services (the "Hardware") will be as follows:

GPUs Hosted:
- [***]

Compute Node Specifications:
- [***]

Network Specifications:
- [***]

Storage Specifications:
- [***]

Delivery

The Hardware will be delivered according to the following schedule at an APLD Selected Colocation Facility

Phases	No. of GPUs	Timeline
Cluster 1	**1024**	**Early May 2024**
Cluster 2	**1024**	**Mid May 2024**

APPLIED DIGITAL

Pricing and Payment Terms

Customer shall pay the following for APLD Services provided pursuant to this Addendum.

Term	**Description**
Date of Agreement	4/22/2024
Services	Provider agrees to provide certain services to Customer as set forth in the Service Agreement dated December 4th 2023. (the "Service Agreement")
Price	**$[***]/Hr.** for a **12**-Month Reserve Per GPU pricing is inclusive of minimum storage cost.
Storage Price	**[***]/** standalone storage included at no additional charge. The provider will transfer over costs for additional optional storage if selected by Client.
Base Term	**12** Months
Term Extension	Optional 12 Additional Months with [***] Price Escalation
Location	An APLD Selected** Colocation Facility
Total No. of GPUs	**2,048.00***
Prepayment	Client shall make a prepayment of [***] of total service fee due upon signing this addendum (the "Prepayment").
Acceptance of Delivery	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. APLD will make their best effort to clear the issues encountered during acceptance urgently.
Delivery Obligation	Provider is obligated to deliver the Services by the selected dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the contract within 90 days written notice to Provider of such failure.
Revocation and Term Extension	The customer has the right to revoke or extend the contract within the base term upon a 30-day notice to the Provider. The Provider reserves the right to exercise any due prepayment credits after evaluating reallocation costs and usage exercised by the customer within the operable deployment.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein within 24 months from the date of this Addendum
Credit per Month	If Provider fulfills its obligations under the Service Agreement within the selected base term or term extension from the date of this Addendum, Customer shall be entitled to a credit of 1/(Term in Months) of the Prepayment for each month that Provider provides the services described in the Service Agreement.
Total Credit Amount	[***] of the total service fee – due as per term.
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Supplement and the TOS constitute the entire agreement between the parties and supersedes all prior negotiations, understandings, and agreements between the parties, whether written or oral.

*Subject to Market Availability, Manufacturer and Hardware Provider Delays
**Location is based on Market Availability

APPLIED DIGITAL

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Effective Date.

Applied Digital Corporation

/s/ Wes Cummins
Name: Wes Cummins
Title: CEO

Together.ai

/s/ Vipul Ved Prakash
Name: Vipul Ved
Prakash Title: CEO

APPLIED DIGITAL

Exhibit 10.27

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Assignment and Addendum to Terms of Services

Assignment and Addendum to Terms of Service for Combined GPU Clusters

Customer Specifications and Pricing

The ADC Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between Applied Digital Cloud Corporation ("ADC " or "Provider"), as Assignee, Applied Digital Corporation, as Assignor, and Together Computer, Inc. ("Customer" or "Together"). ADC and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Assignment and Assumption

Assignor and Customer entered into the TOS and Services Agreement ("APLD 1") on or about November, 2023, the Addendum to the Terms of Service as Additional Capacity ("APLD 2") on January 26, 2024, and the Addendum to the Terms of Service as Additional Capacity ("APLD 3") on April 22, 2024 (collectively, the "Agreement" or "ADC Services"). Assignor, Assignee, and Customer each agree that the Agreement is hereby assigned to Assignor. Assignee assumed all of the rights, duties, and obligations of Assignor under the Agreement, and Assignee shall have no responsibility for the performance of Assignor for any acts or omissions occurring after the Effective Date of this Addendum.

Term

Customer agrees to retain ADC and the Host to provide the ADC Services pursuant to the Agreement. The original term lengths of APLD 1, APLD 2, and APLD 3 shall remain in full force and effect, except that the term for APLD 3, originally set to expire on April 22, 2025, shall be extended for an additional six (6) month period, such that the new expiration date for APLD 3 shall be October 22, 2025. Each "Term" refers to the term of APLD 1, APLD 2, and APLD 3 as applicable. At the end of each Term, Customer may extend the Term for an additional 12 months by providing ADC with written notice no less than 30 days prior to the expiration of the Term.

Hardware/Physical Servers

The hardware provided for Customer's use of the ADC Services (the "Hardware") will be as follows:

GPUs Hosted:

- [***]

CPU Nodes Hosted:

- [***]

Compute Node Specifications:

- [***]

CPU Node Specifications:

- [***]

Network Specifications:

- [***]

APPLIED DIGITAL

Storage Specifications:

- [***] standalone cluster, [***] usable
- Storage capacity should be allocated as follows: [***] in APLD1, [***] in APLD2, [***] in APLD3
- Storage network must be separate from the GPU network
- All CPU and GPU nodes must be able to mount [***] using [***]
- Storage must be able to reach [***]/s or better sequential read from a single node [***]/s or better sequential read aggregate throughput
- Storage must be able to reach [***]/s or better sequential write from a single node, [***]/s or better sequential write aggregate bandwidth
- Storage must be able to reach [***]/s reads, [***]/s writes
- Optional [***] object storage
- Optional [***] Tiering

Transit Specifications:

- [***] and [***] supported internally in each cluster
- All sites must support at least two separate carriers with [***] enabled at the network edge
- All sites must support [***] or better per carrier

Other:

- Admin [***] access to all nodes including CPUs
- Admin access to all switches
- [***] or equivalent access to firewalls and routers
- Admin access to [***] and [***]
- 24/7 support with a 1-hour human response SLA from the time a ticket is filed

The Provider will use commercially reasonable efforts to ensure that the Hardware meets the specifications listed in this Addendum within the delivery dates specified by the supplier, at which point the Hardware will be considered to be in an Acceptance Period, as defined below and in the ToS. Provider shall use commercially reasonable efforts to ensure the Hardware meets the specifications as soon as possible.

Delivery

The Hardware was delivered according to the following schedule at an ADC Selected Colocation Facility:

Agreement	Clusters	No. of GPUs	Status	End Date
Initial	Cluster 1	1,024	Delivered December 2023	February 7, 2026
APLD 2	Cluster 2	1,024	Delivered February 2024	March 21, 2026
APLD 3	Cluster 3	1,024 + 1024	Delivery Early and Mid May 2024	April 22, 2025

Pricing and Payment Terms

Customer shall pay the following for ADC Services provided pursuant to this Addendum.

Term	Description
Effective Date of Addendum	March 1, 2025
Services	Provider agrees to provide certain services to Customer as set forth in the Service Agreement dated December 4th, 2023 (the "Service Agreement")
Price	[***]/Hr. Per GPU pricing is inclusive of minimum storage price described below and hardware upgrades to be made by APLD, effective March 1, 2025. Pricing shall be applied retroactively to all GPU usage under the Agreement dating back to March 1, 2025. The Parties shall reconcile any payments or credits due as a result of this adjustment within 30 days of execution of this Addendum.
Storage Price	[***] standalone storage included at no additional charge. Provider will transfer over costs for additional optional storage if selected by Customer.
Location	An ADC Selected** Colocation Facility
Total No. of GPUs	4,096.00*
Infrastructure Maintenance	ADC shall make commercially reasonable efforts to improve the Hardware as mutually agreed upon by the parties.

Acceptance of Delivery APPLIED DIGITAL	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. ADC will make their best effort to clear the issues encountered during acceptance urgently.
Delivery Obligation	Provider is obligated to deliver the Services by the selected dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the Addendum upon 90 days written notice to Provider of such failure.
Termination	Customer has the right to terminate this Addendum in the event Provider materially breaches its obligations under the Agreement or this Addendum, and such breach continues for a period of 30 days.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein during the term of this Addendum
Credit per Month	If Provider fulfills its obligations under the Service Agreement within the selected base term or term extension from the date of this Addendum, Customer shall be entitled to a credit of [***]/(Term in Months) of the Prepayment for each month that Provider provides the services described in the Service Agreement.
Credit Amortization and Payment Structure	All credits from previous agreements shall continue to amortize as originally specified. Going forward, all new payments under this Addendum shall be made as monthly cash payments rather than credits.
Total Credit Amount	As per previous addendums
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Supplement and the Service Agreement and TOS constitute the entire agreement between the parties and supersede all prior negotiations, understandings, and agreements between the parties, whether written or oral.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Addendum Effective Date. Assignor

Applied Digital Corporation

/s/ Wes Cummins
Name: Wes Cummins
Title: Chief Executive Officer

Assignee
Applied Digital Cloud Corporation

/s/ Saidal Mohmand
Name: Saidal Mohmand
Title: CFO

Customer Together.ai

/s/ Vipul Prakash
Name: Vipul Prakash
Title: CEO

APPLIED DIGITAL

Exhibit 10.28

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Addendum to Terms of Services

Addendum to Terms of Service for Combined GPU Clusters (APLD 4)

Customer Specifications and Pricing

The ADC Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the APLD Terms of Service ("TOS") and is entered into between Applied Digital Cloud Corporation ("ADC " or "Provider") and Together Computer, Inc. ("Customer" or "Together"). ADC and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Term

Customer agrees to retain ADC and the Host to provide the ADC Services pursuant to the Agreement. The original term lengths of APLD 1, APLD 2, APLD 3 shall remain in full force and effect as specified in the applicable addenda.

This Addendum shall be effective on the Effective Date and continue for a period of one month ("Initial Term"). At the expiration of the Initial Term, this Addendum will renew for successive periods of one month (each a "Renewal Term") (i) until Customer provides ADC with notice of termination at least 15 days prior to the end of any Renewal Term, (ii) until ADC provides Customer with written notice at least 90 days prior to the end of any Renewal Term, or (iii) until the Addendum is terminated for cause as provided in the TOS.

Hardware/Physical Servers

The hardware provided for Customer's use of the ADC Services (the "Hardware") will be as follows:

Additional GPUs Hosted:
- [***]

Additional CPU Nodes Hosted:
- [***]

Compute Node Specifications:
- [***]

CPU Node Specifications:
- [***]

Network Specifications:
- [***]

APPLIED DIGITAL

Storage Specifications:
- Storage network must be separate from the GPU network
- Storage must be able to reach [***]/s or better sequential read from a single node, [***]/s or better sequential read aggregate throughput
- Storage must be able to reach [***]/s or better sequential write from a single node, [***]/s or better sequential write aggregate bandwidth
- Storage must be able to reach [***]/s reads, [***]/s writes
- Optional [***] Tiering
- [***]

Transit Specifications:
- [***] and [***] supported internally in each cluster
- All sites must support at least two separate carriers with [***] enabled at the network edge
- All sites must support [***] or better per carrier

Other:
- ADC will provide support for hardware of the CPU and GPU nodes and will assist Customer in working with third party vendors as needed.
- ADC will retain Administrator rights to the relevant [***], [***], switches, and firewall, and Customer will also be granted Administrator access to the relevant [***], [***], and switches. Customer will notify ADC of any subsequent changes to configuration in a timely manner after implementing such changes.
- To the extent Customer is determined to have directly caused damage to any component of the Hardware, Customer will reimburse ADC for the affected components, based on then-current reasonable replacement costs of such components.
- Administrator access to all relevant [***], [***], and switches is due upon delivery. Customer will notify ADC of any subsequent changes to configuration in a timely manner after implementing such changes.
- ADC will upgrade the [***] network to [***] aggregate [***] for flash tier.
- ADC will not be responsible for software misconfigured nodes and switches.
- ADC will update all firmware for switches, network hardware, servers, and [***] nodes to the latest versions before delivery.
- ADC will update all firmware to manufacturer supported versions as needed to troubleshoot or fix a hardware issue. ADC will not provide any custom software configuration on the CPU and GPU nodes. ADC will provide access to the related nodes and a default base that can be configured by Customer.
- ADC will provide [***] or equivalent access to firewalls and routers to the Customer. This will be completed by June 30th.
- ADC will provide Admin access to [***] and [***]to the Customer.
- ADC will provide 24/7 support with a 1-hour human response [***] from the time a ticket is filed.
- Customer and ADC will each notify the other of any changes made to any firewalls and switches.
- ADC will retain Administrator access to all [***]and the [***], and Customer will also be granted Administrator access to these nodes and [***].

The Provider will use commercially reasonable efforts to ensure that the Hardware meets the specifications listed in this Addendum within the delivery dates specified by the supplier, at which point the Hardware will be considered to be in an Acceptance Period, as defined below and in the ToS. Provider shall use commercially reasonable efforts to ensure the Hardware meets the specifications as soon as possible.

Customer-Provided Local Disks
Provider shall permit Customer to install and operate Customer-provided local disks or similar storage media ("Customer Disks") in the Hardware provided under this Addendum. Installation and removal of Customer Disks will be performed by Customer, unless otherwise agreed. Provider shall have no responsibility for loss or damage related to the installation or operation of Customer Disks. Customer Disks shall remain the sole property of Customer. Customer will be provided any physical access and assistance necessary to install, operate, and remove the Customer Disks in the relevant data center, including access and assistance for any applicable Hardware and nodes, to be provided during normal business hours (or as otherwise agreed), subject to Provider's standard security and access protocols. Upon termination or expiration of this Addendum, or upon reasonable prior notice to Provider, Customer shall have the right to remove the Customer Disks, and Provider shall provide reasonable access and assistance to facilitate such removal. Customer shall be responsible for any repairs to the facility occasioned by the installation or removal of the Customer Disks by Customer (or Customer's representative or contractor, if permitted by Provider).

APPLIED DIGITAL

Delivery

The Hardware was delivered according to the following schedule at an ADC Selected Colocation Facility:

Agreement	Clusters	No. of GPUs	Status	End Date
APLD 4	Cluster 4	2,048	Delivered as per addendum signing date and reasonable onboarding time	Month-to-month

Pricing and Payment Terms

Customer shall pay the following for ADC Services provided pursuant to this Addendum.

Term	Description
Effective Date of Addendum	May 23, 2025
Services	Provider agrees to provide certain services to Customer as set forth in the Service Agreement dated December 4th, 2023 (the "Service Agreement")
Price	$[***]/Hr per GPU. Pricing is inclusive of minimum storage price described below.
Storage Price	Proportional [***] standalone storage for new clusters of approximately [***] per cluster included at no additional charge. Provider will transfer over costs for additional optional storage if selected by Customer.
Location	An ADC Selected** Colocation Facility
Total No. of GPUs	2,048
Infrastructure Maintenance	ADC shall make commercially reasonable efforts to improve the Hardware as mutually agreed upon by the parties.
Acceptance of Delivery	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. ADC will make their best effort to clear the issues encountered during acceptance urgently.
Delivery Obligation	Provider is obligated to deliver the Services by the selected dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the Addendum upon 90 days written notice to Provider of such failure.
Termination	Customer has the right to terminate this Addendum in the event Provider materially breaches its obligations under the Agreement or this Addendum, and such breach continues for a period of 30 days.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein during the term of this Addendum
Total Credit Amount	As per previous addendums
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Addendum and the Service Agreement and TOS constitute the entire agreement between the parties and supersede all prior negotiations, understandings, and agreements between the parties, whether written or oral.

APPLIED DIGITAL

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Addendum Effective Date.

Applied Digital Corporation

/s/ Wes Cummins
Name: Wes Cummins
Title: Chief Executive Officer

Customer

Together Computer, Inc.

/s/ Vipul Prakash
Name: Vipul Prakash
Title: CEO

APPLIED DIGITAL

Exhibit 10.29

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) IS A TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Addendum to Terms of Services

Addendum 6 to Terms of Service for Combined GPU Clusters (ADC 5)

Customer Specifications and Pricing

The ADC Terms of Service (this "Addendum") is subject to, incorporated with, and part of, the ADC Terms of Service ("TOS") and is entered into between Applied Digital Cloud Corporation ("ADC " or "Provider") and Together Computer, Inc. ("Customer" or "Together"). ADC and Customer shall be collectively referred to herein as "Parties" and individually as a "Party". Terms used herein but not defined have the meanings given to such terms in the TOS. The parties agree as follows:

Term

Customer agrees to retain ADC and the Host to provide the ADC Services pursuant to the Agreement. The original term lengths of ADC 1, ADC 2, ADC 3 and ADC 4 shall remain in full force and effect as specified in the applicable addenda.

Assignment. Neither Party shall assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party provided, however, that ADC may assign its rights or delegate its obligations, in whole or in part, without such consent, to (a) an Affiliate, or (b) an entity that acquires all or substantially all of the business or assets of such party to which all Addenda and the TOS pertains, whether by merger, reorganization, acquisition, sale, or otherwise. "Affiliate" means any other entity that, directly or indirectly through one or more intermediaries, is in control of, is controlled by, or is under common control.

Infrastructure Upgrade.

The Parties agree to negotiate in good faith a Hardware Addendum (the "Hardware Addendum") to define (i) delivery timelines for infrastructure upgrades [***] and (ii) associated [***], as mutually agreed therein.

Hardware/Physical Servers

The hardware provided for Customer's use of the ADC Services (the "Hardware") will be as follows:

GPUs Hosted:
- [***]

CPU Nodes Hosted:
- [***]
- CPU nodes must be separate nodes and not blades

Compute Node Specifications:
- [***]

CPU Node Specifications:
- [***]

Network Specifications:
- [***]

Storage Specifications:
- Add proportional storage for new cluster (approximately [***] usable)
- Storage network must be separate from the GPU network
- All CPU and GPU nodes must be able to mount [***] using [***]

- Storage must be able to reach [***] or better sequential read from a single node, [***] or better sequential read aggregate throughput
- Storage must be able to reach [***] or better sequential write from a single node, [***] or better sequential write aggregate bandwidth
- Storage must be able to reach [***] reads, [***]/s writes
- Optional Ceph object storage
- Optional [***] Tiering

Transit Specifications:

- [***] and [***] supported internally in each cluster
- All sites must support at least two separate carriers with [***] enabled at the network edge
- All sites must support [***]s or better per carrier

Other:

- ADC will provide support for hardware of the CPU and GPU nodes and will assist Customer in working with third party vendors as needed
- ADC will retain Administrator rights to the relevant [***], [***], switches, and firewalls and may reset any device back to factory default settings if required
- In the event Customer's actions damage the hardware, Customer will fully reimburse Provider at the then-current replacement cost of the damaged hardware
- ADC will not be responsible for software misconfigured nodes and switches
- ADC will update all firmware to manufacturer supported versions as needed to troubleshoot or fix a hardware issue. ADC will not provide any custom software configuration on the CPU and GPU nodes. ADC will provide access to the related nodes and a default base that can be configured by Customer.
- [***] or equivalent access to firewalls and routers
- 24/7 support with a 1-hour human response [***] from the time a ticket is filed
- Customer and ADC will each notify the other of any changes made to any firewalls and switches
- ADC will retain Administrator access to all [***] nodes and the [***], and Customer will also be granted Administrator access to these nodes and [***]

The Provider will use commercially reasonable efforts to ensure that the Hardware meets the specifications listed in this Addendum within the delivery dates specified by the supplier, at which point the Hardware will be considered to be in an Acceptance Period, as defined below and in the ToS. Provider shall use commercially reasonable efforts to ensure the Hardware meets the specifications as soon as possible.

Change Management; Maintenance. APLD may perform scheduled maintenance upon at least twenty-one (21) days' prior written notice to Customer, except where a shorter period is reasonably necessary. APLD will use commercially reasonable efforts to minimize disruption during any maintenance window. Maintenance windows will be at least [***] hours and will be longer depending on the nature of the change. Maintenance windows will not exceed [***] hours per month. Any maintenance that modifies the Approved Configuration Baseline must be approved in advance by Customer unless it is an Emergency Security Change.

Delivery

The Hardware was delivered according to the following schedule at an ADC Selected Colocation Facility:

Agreement	Cluster	GPUs	Price	Current Term End	New Term
ADC 1	1	1,024	$[***]/Hr	Month-to-month	12 mo. from Effective Date of Addendum
ADC 2	2	1,024	$[***]/Hr	Month-to-month	12 mo. from Effective Date of Addendum
ADC 3	3	2,048	$[***]/Hr	Month-to-month	12 mo. from Effective Date of Addendum
ADC 4	4	2,048	$[***]/Hr	Month-to-month	12 mo. from Effective Date of Addendum

APPLIED DIGITAL

Pricing and Payment Terms

The Parties acknowledge that for the period prior to the Effective Date of Addendum (the "Interim Period"), Provider continued to provide, and Customer continued to receive, the Services at the then-current contracted rates in effect under the applicable prior addenda ($[***]/Hr for ADC 1, ADC 2, and ADC 3; $[***]/Hr for ADC 4). The Parties agree that (i) all invoices issued and amounts paid during the Interim Period at such rates are deemed final and correct, and (ii) no additional reconciliation, credit, or true-up shall be owed by either party with respect to the Interim Period irrespective of the monthly billing cadences. From and after Effective Date of Addendum, the pricing for all Services under the Agreement shall be $[***]/Hr per GPU as set forth in this Addendum. Customer shall pay the following for ADC Services provided pursuant to this Addendum.

Term	Description
Effective Date of Addendum	Effective as of March 1, 2026
Services	ADC agreed to provide certain services to Customer as set forth in the Service Agreement dated December 4th, 2023 (the "Service Agreement")
Price	$[***]/Hr per GPU. Pricing is inclusive of minimum storage price described below and hardware upgrades to be made by ADC pursuant to the Hardware Addendum . Pricing shall be applied to all GPU usage under the Agreement as specified herein. The Parties shall reconcile any payments or credits due as a result of this adjustment within 30 days of execution of this Addendum.
Term	The term of this Addendum shall commence on the Effective Date of Addendum and continue for twelve (12) months thereafter (the "Initial Term"). Upon expiration of the Initial Term, this Addendum shall automatically renew for successive sixty (60) day periods (each, a "Renewal Term"), unless either party provides the other party with at least sixty (60) days' prior written notice of termination, in which case this Addendum shall terminate at the end of the then-current term.
Storage Price	Proportional Weka standalone storage for new clusters of approximately [***] included at no additional charge. Provider will transfer over costs for additional optional storage if selected by Customer.
Location	An ADC Selected** Colocation Facility
Total No. of GPUs	6,144
Infrastructure Maintenance	ADC shall make commercially reasonable efforts to improve the Hardware as mutually agreed upon by the parties.
Acceptance of Delivery	When a new portion of the hardware is first delivered to Together, it will be considered to be in an Acceptance Period, during which Together will run performance tests and report any material issues. Material issues would be any issues that prohibit the use of hardware for commercial workloads. The minimum acceptance period is 7 days. ADC will make their best effort to clear the issues encountered during acceptance urgently.
Delivery Obligation	Provider is obligated to deliver the Services by the mutually agreed upon dates. Failure to deploy grants the Customer the option to revoke, defer, or cancel the Addendum upon 90 days written notice to Provider of such failure.
Termination	Customer has the right to terminate this Addendum in the event Provider materially breaches its obligations under the Agreement or this Addendum, and such breach continues for a period of 30 days.
Service Obligation	Provider shall fulfill its obligation under the Service Agreement to provide the services described therein during the term of this Addendum
Total Credit Amount	As per previous addendums
Governing Law	This Supplement shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflict of law provisions.
Entire Agreement	This Addendum and the Service Agreement and TOS constitute the entire agreement between the parties and supersede all prior negotiations, understandings, and agreements between the parties, whether written or oral.

[Signature Page Follows]

APPLIED DIGITAL

IN WITNESS WHEREOF, the parties have executed this Addendum as of the Addendum Effective Date.

ADC
Applied Digital Cloud Corporation

/s/ Wes Cummins
Name: Wes Cummins
Title: Chief Executive Officer

Customer
Together Computer, Inc.

/s/ Vipul Prakash
Name: Vipul Prakash
Title: CEO

CODE OF BUSINESS CONDUCT AND ETHICS

CHRONOSCALE HOLDINGS CORPORATION

As adopted by the Board of Directors, effective June 29, 2026

ChronoScale Holdings Corporation (together with its subsidiaries, the "Company") is committed to conducting its business in accordance with the highest standards of business conduct and ethics, and applicable laws, regulations, rules and standards. This Code of Business Conduct and Ethics (this "Code") is designed to help to foster a culture of honesty and accountability by setting forth principles that govern how the Company does business, guidance in dealing with ethical issues and mechanisms to ask questions and report concerns. In addition, this Code does not reflect all policies and procedures of the Company, certain of which are set forth in other policies that are available either in the Employee Handbook or upon request directed to the Company's General Counsel or Human Resources. In the absence of a General Counsel, all references to General Counsel herein shall be to the Chief Financial Officer.

This Code is endorsed by and has the full support of the Board of Directors of the Company (the "Board"), which will take appropriate actions to regularly oversee its enforcement.

APPLICABILITY AND CERTIFICATION

This Code applies to all employees, officers and directors of the Company, including all employees, officers and directors of the Company's subsidiaries (collectively referred to herein as "you"), and applies whether you are working at the Company's premises or at any other location, including working remotely. Some of our policies even apply to the actions of family members, such as those related to conflict of interest and securities trading. Adherence to all of our internal policies is critical to our ability to make the right decisions and to fulfill our purpose. In addition, the Company seeks to do business with agents, consultants, contractors, suppliers and other third parties who act in a manner consistent with this Code.

The Company uses disciplinary processes that will treat all employees, officers and directors of the Company fairly. Behavior inconsistent with this Code, or other policies, applicable laws or regulations may lead to disciplinary action up to and including termination, unless those disciplinary actions are prohibited by applicable law. The Company pursues those who attempt to commit crimes and other unlawful acts and refers them to prosecution or to government agencies as appropriate.

You are required to become familiar with this Code and conduct yourself honestly, ethically and in compliance with applicable laws, regulations and standards and the Company's policies. You are required to certify, upon joining the Company and annually thereafter, as to your compliance with this Code.

ASKING QUESTIONS AND RAISING CONCERNS

There may be times when you are faced with a difficult situation not specifically addressed in this Code or other policy. If you are ever unsure about the right thing to do in a business situation, you should seek guidance. In addition, you have a responsibility to promptly report if you know of or suspect misconduct. Reporting concerns contributes to the Company's ethical culture and helps the Company promptly address situations that, if left unaddressed, could adversely impact the Company and others.

The Company is committed to fostering an environment in which all employees are encouraged to ask questions and raise concerns about any potential, suspected or known violation that has occurred, may

occur and/or is occurring of any applicable law, regulation, rule or standard, this Code or any other Company policy, free from fear of discrimination, harassment or other forms of retaliation.

Reports or concerns may be made confidentially or anonymously. These reporting mechanisms are designed to protect confidentiality and requested anonymity while providing the Company with information so that it can investigate reports of actual or suspected misconduct as appropriate.

REPORTING CONCERNS

Any person may report a concern in writing or orally by communicating it to one of the following:

- Your manager
- Compliance
- Human Resources
- General Counsel or Chief Financial Officer
- For accounting, auditing and financial disclosure related concerns: Audit Committee, ChronoScale Holdings Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219, Attention: Audit Committee Chair
- Email to Audit Committee: auditcommittee@chronoscale.com

If you submit a concern orally to your manager, Compliance, Human Resources, the General Counsel or the Audit Committee, you should request written acknowledgment that you have submitted a concern.

All reported concerns will be reviewed by Compliance, and concerns regarding accounting, auditing and financial disclosure will also be communicated to the Chair of the Audit Committee.

Confidential Reporting

You may request that your report of a concern through any of the channels listed above be treated confidentially subject to the Company's interests in properly investigating the concern and/or taking other action to protect the health and safety of individuals and the Company's interests.

Anonymous Reporting

You may also report concerns anonymously to:

- Audit Committee, ChronoScale Holdings Corporation, 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219, Attention: Audit Committee Chair

If you submit a concern anonymously, please ensure that you provide sufficiently detailed information to enable the concern to be properly investigated (including, for example, details relating to the facts underlying the concern and the person(s) involved).

All anonymously reported concerns will be reviewed by Compliance, and concerns regarding accounting, auditing and financial disclosure will also be communicated to the Chair of the Audit Committee.

While the Company encourages internal reporting to the Company of concerns, nothing in this Code restricts or limits your ability to report concerns directly to a regulatory agency.

Protection for Reporting Concerns / Anti-Retaliation Policy

Certain laws and regulations prohibit retaliatory action against employees who report potential wrongdoing in certain circumstances. The Company prohibits retaliation against employees for reporting concerns in good faith or for participating in an investigation. Making a report in "good faith" means that you have provided all the information you have and that you reasonably believe there has been a possible violation of applicable law, regulation, rule or standard, this Code or any other Company policy, even if your report turns out to be unsubstantiated. Retaliation includes any unfavorable job action (such as termination, demotion, suspension, discipline, reduced hours, transfer or adverse compensation action), threat, harassment or other discrimination in the terms and conditions of employment.

Retaliation is a violation of this Code and the Policy for Reporting Concerns and may also violate the law. Any retaliation should be reported in accordance with this Code and the Policy for Reporting Concerns.

ACCOUNTABILITY FOR CODE VIOLATIONS

Because this Code is a key component of the Company's compliance program and plays an integral role in safeguarding the Company's ethical culture and reputation, Code violations may result in serious disciplinary action—up to and including termination, unless those disciplinary actions are prohibited by applicable law. In appropriate cases, the Company may also refer misconduct to the proper authorities for prosecution. This may subject the individuals involved to civil and/or criminal penalties.

WAIVERS

Any waiver of this Code for an officer or a director must be granted in writing by the Nominating and Corporate Governance Committee in accordance with its Charter and shall be publicly disclosed in accordance with applicable law and regulations. Waivers for other employees must be granted in writing by the General Counsel or the General Counsel's designee.

Refer to the Policy for Reporting Concerns (above) and the Employee Handbook for more information about asking questions and reporting concerns, including confidential reporting and investigations.

MAINTAINING A SAFE AND FAIR WORKPLACE

Expectations of Each Other

The Company expects its employees, officers and directors and others associated with the Company to understand their responsibilities to work with high standards of ethics and integrity and to support the Company in doing the right thing. This Code communicates the general expectations for these behaviors. The Company expects everyone doing business with or on behalf of the Company to:

- Act in an honest, fair, respectful and ethical manner.
- Make a personal commitment to conduct business with ethics and integrity, every day, in every situation.
- Act in the best interests of our customers, the Company, employees, and other stakeholders.

- Know and understand the laws, regulations and policies applicable to the operation of the Company's business.

- Make business decisions based upon what is right, not simply what is easy or expedient.

- Treat people professionally and with dignity and respect.

- Maintain a fair, inclusive, professional and safe workplace free from discrimination, intimidation and harassment.

- Respect the diversity of each other's talents, abilities and experiences, value the input of others, and foster an environment of trust, collaboration, inclusiveness and candor.

- Report suspected unethical or unlawful behavior promptly in accordance with the provisions of this Code.

- Respect and protect personal, confidential, sensitive and material nonpublic information.

- Manage risk by understanding, identifying, communicating and mitigating risk arising out of the conduct of our business.

Fair Employment

The Company is committed to providing a work environment in which each individual is treated with fairness and respect and without discrimination or harassment. It is the policy of the Company to provide equal employment opportunity in conformance with all applicable laws and regulations to individuals who are qualified to perform job requirements. The Company administers its personnel policies, programs and practices in a nondiscriminatory manner in all respects of the employment relationship, including recruitment, hiring, work assignment, promotion, transfer, termination, wage and salary administration, and selection for training.

Do	Do Not
• Seek out skilled individuals with integrity from a diverse range of cultural and educational backgrounds • Promote a workplace that allows each employee, officer or director the opportunity to develop his or her full potential to strengthen the Company • Make merit-based employment decisions	• Discriminate against Company or non-Company personnel with whom the Company has a business relationship with regard to race, color, religion, disability, sexual orientation, gender, gender identity and expression, national origin, citizenship status, military service or reserve or veteran status, marital status, age or other characteristic protected by law
• Provide reasonable accommodations to qualified individuals in all aspects of the employment process	• Employ children or forced labor or do business with third parties who do

• Abide by wage and hour laws and regulations in the locations where the Company does business	

Non-Harassment

You must not harass others or create or allow an unprofessional, offensive or hostile work environment. Harassing behavior may be sexual or non-sexual and can include, for example, epithets, slurs, stereotyping, insulting jokes, unwelcome sexual advances or physical contact, offensive or sexually suggestive comments, touching, requests for sexual favors or the display or circulation of offensive or degrading images, text or other material. Harassment will not be tolerated in any form. All employees, including supervisors and managers, will be subject to disciplinary action up to and including termination for any act of harassment.

Individuals who believe they have been subject to harassment should immediately report in accordance with this Code and the Policy for Reporting Concerns. No employee should assume that the Company is aware of a problem. No retaliation will be taken against any employee because he or she reports a problem concerning possible acts of harassment. Employees can raise concerns and reports without fear of reprisal.

Safe and Healthy Workplace

Employees, officers and directors of the Company each have a responsibility to the Company and to each other to promote a safe and secure workplace for all employees. It is your responsibility to know and follow the safety policies, procedures and local laws that apply to your job. You must ensure work areas are secured and free from hazards and workplace violence and report accidents, injuries and unsafe equipment, practices or conditions.

Employees, officers and directors of the Company must not use, possess or be under the influence of alcohol, illegal drugs or any substance that could interfere with safely performing your work. While alcohol may be served at certain Company functions, you are reminded to consume at reasonable limits and to maintain a high level of professionalism at such functions.

You must not possess, use or distribute pornographic, racist, sexist or otherwise offensive materials on the Company's property or use the Company's property or networks to obtain or view such information.

Employment

You must disclose to the Company the identities of any other employers from whom you receive substantial compensation while you work for the Company.

It is the policy of the Company to restrict the holding by officers and employees of directorships in nonaffiliated, for-profit organizations and to prohibit the acceptance by any officer or employee of such directorships that would involve a conflict of interest with, or interfere with, the discharge of the officer's or employee's duties to the corporation. Any officer or employee may hold directorships in unaffiliated nonprofit organizations unless such directorships would involve a conflict of interest with or interfere with the operation of the officer's or employee's duties to the corporation, or obligate the corporation to provide support to that nonprofit organization without prior authorization by the Company. From time to time, officers and employees may be asked to serve as directors of affiliated companies and such service will be deemed part of their normal work assignment.

Refer to the Employee Handbook for more information about maintaining a safe and fair workplace and other employment policies.

ACTING IN THE COMPANY'S BEST INTERESTS

Conflicts of Interest

A conflict of interest occurs when your personal interests interfere, or appear to interfere, with the interests of the Company as a whole. Conflicts of interest can make it difficult for personnel to perform their jobs objectively and effectively. In general, you must avoid, where possible, any interest, investment or association in which a conflict of interest, or the appearance of a conflict, might arise.

This Code requires the ethical handling of conflicts that cannot be avoided. Any situation, transaction or relationship that you are involved in that may give rise to an actual, apparent or potential conflict of interest must be disclosed in advance to and, if appropriate, approved by (a) for officers and directors, the Audit Committee and (b) for other employees, the General Counsel or the General Counsel's designee.

Examples of Conflicts of Interest

- Directly supervising a family member
- Competing with the Company
- Using Company property, information or position for personal gain
- Engaging in a close personal relationship with someone in your department
- Overseeing a customer or supplier in which a family member is the key contact/decision maker
- Receiving a gift from a third party while negotiating, or during the course of a contractual relationship, on the Company's behalf

See also the "Gifts and Entertainment" section below.

Corporate Opportunities

You are required to advance the Company's legitimate business interests whenever possible. This means that you must not take for yourself any business opportunities that you discover through the use of Company property or information or through your position with the Company, unless disclosed in advance to and, if appropriate, approved by (a) for officers and directors, the Audit Committee and (b) for other employees, the General Counsel or the General Counsel's designee.

Political and Charitable Contributions

The Company encourages giving personal time and funds to support the political candidates and charitable causes of your choice. However, employees, officers and directors of the Company cannot use Company resources or the Company's name when making contributions to, or involving themselves in, such activities without first obtaining approval. Payments of corporate funds to any political party, candidate or campaign may be made only if permitted under applicable law and approved in writing in

advance by the General Counsel. Payments of corporate funds to any charitable organization or cause may be made only if approved in advance by the General Counsel.

Decency and Personal Relationships

Your personal relationships must not compromise work standards. Just as you are entitled to work free of unlawful discrimination, you are entitled to work without harassment, which is strictly prohibited. In particular, you may not use your position with the Company to pressure anyone into unwelcome relationships, and they may not give or demand work benefits based upon sexual, romantic, or personal relationships, consensual or otherwise.

Even close friendships and mutually consensual relationships among employees can become harmful if they lead others to believe that people are making business decisions based upon social factor (for example, if individuals believe that they need to consent to sexual relationships in order to succeed at the Company or in a particular role). As such, the following rules will apply, unless inconsistent with applicable law:

- Dating or sexual, marital, or romantic relationships between managers and direct reports is not permitted. You are required to disclose romantic or sexual relationships with any fellow coworker, outside partner or vendor (including parties that are seeking the Company's business or employment). Upon such disclosure, the Company will determine whether the relationship presents a conflict of interest or other risk to the Company. If such a conflict of interest is identified, the Company will work with both parties to resolve the conflict or risk, potentially including changing one or both individuals' work assignments, adjusting management structures or even resignation.

- You may not use work resources or opportunities to pressure others into relationships.

Guide to Sound Decision Making

You may face difficult decisions and may be unclear what to do in a situation. The following three steps can help you make decisions that will preserve the trust that others have placed in you:

- Pause. Pausing before acting to consider how to approach a situation can help overcome emotional decisions and rationalizations and provide clarity and a course of action.
- Think. Some of the following questions can help determine the best course of action.
- Ask.
    - Is the action consistent with law, internal policies, standards, procedures and guidelines?
    - Is it in the best interest of our customers, the Company, employees and other stakeholders?
    - Would it be okay if everyone did it?
    - If we can do it, should we do it?
    - Would I be proud of this action or decision if it were published in the news?

Answering "no" to any of these questions may result in serious consequences. Act only by discussing

the situation with your supervisors, or others in appropriate departments such as Human Resources, Compliance, or the Legal Department. These resources are available to you to provide guidance on making sound decisions for the long-term benefit of our stakeholders.

Alcohol and Other Recreational Substances

Excessive consumption of alcohol or other intoxicants is not permitted when you are at work, doing business, or attending a Company-related event, whether onsite or offsite. All leaders are expected to create teams, events, offsites, and environments in which excessive consumption of alcohol or other intoxicants is discouraged. Managers and other team leaders must take appropriate steps to address any excessive consumption among their teams.

The Company is committed to a safe, healthy and productive workplace for all employees. the Company recognizes that alcohol, drug and other substance abuse by employees will impair their ability to perform properly and will have serious adverse effects on the safety, efficiency and productivity of other employees and the Company as a whole. The misuse of legitimate drugs, or the use, possession, distribution or sale of illicit or prescribed controlled drugs on the Company's business or premises, is strictly prohibited, and is grounds for termination. Possession, use, distribution or sale of alcoholic beverages on Company premises is not allowed without prior approval of appropriate senior manager. Being unfit for work because of the use of drugs or alcohol is strictly prohibited and is grounds for termination of employment. While this policy refers specifically to alcohol and drugs, it is intended to apply to inhalants and all other forms of substance abuse.

The Company recognizes alcohol or drug dependency is a treatable condition. Employees who suspect that they have such a dependency are encouraged to seek advice and to follow appropriate treatment promptly before it results in job performance problems. Employees who do follow approved treatment will receive benefits in accordance with the provisions of the Company's established benefit plans and medical coverage consistent with those plans. Employees returning from a rehabilitation program may be required to participate in a Company approved aftercare program. If an employee who is suffering from an alcohol or drug dependency refuses rehabilitation or fails to respond to treatment or fails to meet satisfactory standards of effective work performance, appropriate disciplinary action, up to and including termination, will be taken. This policy does not require and should not result in any special regulations, privileges, or exemptions from normal job performance requirements solely based upon alcohol or drug dependency.

The Company may conduct unannounced searches for drugs and alcohol on the Company owned or controlled property. The Company may also require employees to submit to medical evaluation or alcohol and drug testing where cause exists to suspect alcohol or drug use, including workplace incidents.

Unannounced, periodic or random testing will be conducted when an employee meets any of the following conditions: has had a substance abuse problem or is working in a designated position identified by management, a position where such testing is required by law, or a specified executive position. A positive test result or refusal to submit to a drug or alcohol test is grounds for disciplinary action, including termination.

Refer to the Related Person Transaction Policy and the Employee Handbook for more information about conflicts of interests and outside employment.

PROTECTING COMPANY ASSETS AND INFORMATION

Refer to the Employee Handbook for more information regarding the software code of ethics, computer and security systems, and your obligations related to the Company's assets and information.

Employees, officers and directors of the Company must ensure the proper and efficient use of Company property and protect it from theft, damage, loss and misuse. "Company property" includes the Company's physical and intangible assets, such as facilities, equipment, vehicles, software, computers, funds and supplies, as well as the Company's network and computer systems; power and energy sources; ideas and innovations; and confidential information and data.

Technological Equipment

Employees, officers and directors of the Company must use the Company's technological equipment for business purposes and to serve the Company's interests. This equipment includes computers and related equipment, smart phones and tablets, software, information technology systems, networks and storage media. The Company owns or has been licensed to use the technology you use in the Company's businesses, including hardware, software and computer systems. You are responsible for taking proper security precautions when using the Company's networks and information technology systems. Be sure to secure your computers, phones, tablets and other devices properly when unattended. Before sending information considered sensitive or vulnerable, you should password protect or encrypt the information.

Confidential Information

Confidential information is an important Company asset. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or other companies with which the Company does business, if disclosed. This includes all information, in any format, that the Company has a legitimate business interest in protecting. Confidential information includes technology, products, concepts, valuable ideas, trade secrets, technical information, strategies, business and product plans, customer and employee information, as well as other non-public information about the Company (whether or not material to the Company) or that might be of use to competitors or harmful to the Company, its customers, suppliers or other stakeholders if disclosed. Confidential information may also include information received from or relating to third parties with which the Company has or is contemplating a relationship, such as current or potential customers, operators, suppliers or strategic partners, and, in addition, may consist of the fact of such relationship or contemplation of such relationship.

You must maintain the confidentiality of information entrusted to you by the Company or companies with which the Company does business, except when disclosure is authorized or legally mandated.

The obligation to treat information as confidential does not end when an individual leaves the Company. Upon separation from the Company, everything that belongs to the Company, including all documents and other materials containing confidential information, must be returned.

Do	Do Not
• Carefully guard against disclosure of confidential information to people outside the Company (including, but not limited to, family members and business or social acquaintances) • Provide confidential information only to co-workers or outside third parties who have a need to know for business purposes or where such disclosure is legally mandated under the guidance and direction of the General Counsel • Use nondisclosure agreements when you need to disclose confidential information to outside third parties • Use confidential information received from outside third parties only for the specific purpose for which it was disclosed and consistent with the terms of the applicable nondisclosure agreement • Comply with applicable privacy, information security and data protection laws that govern the handling of private and sensitive information (see the "Data Privacy and Protecting Employee Data" section below for more information) • Return all confidential information in your possession when you leave the Company, wherever that information is located	• Use confidential information for your own personal benefit or the personal benefit of persons inside or outside the Company • Discuss confidential information in places (public or otherwise) where outside parties can overhear you, such as taxis, public transportation, elevators or restaurants • Ask new employees for confidential information about, or acquired at or from, their former employer

In addition, if you have signed a confidentiality agreement with the Company, refer to that agreement for more information regarding your specific obligations in relation to confidential information.

Intellectual Property

Patents, copyrights and trademarks are legal terms that define when an invention, product, written work or name is owned by an individual or company and use of these by others is prohibited without express permission. Ownership rights in patents, copyrights and trademarks are granted on a country-by-country basis. You may sometimes develop ideas, processes and technology on the Company's behalf or in the scope of your work for the Company that will be protected by patents, copyrights, trademarks or trade secret laws. This "intellectual property" usually belongs to the Company, depending on the situation. As required by law and the terms of your employment, each of you agrees to assign the rights to any such intellectual property to the Company.

Do	Do Not
• Obtain express permission from the owner before using patents, copyrights and trademarks belonging to others • Obtain authorization from the author or owner before copying or using proprietary data, product drawings, user manuals, names or software created by someone else • Communicate with the IT Department prior to downloading any software to your Company computer	• Plagiarize or make inappropriate use of articles or materials published by others • Download, open or use computer software for which there are no software licensing agreements, which could violate copyright laws or that does not have a business purpose

Data Privacy and Protecting Employee Data

The Company protects personal data through organizational and technical measures including IT security tools, restrictions on access to the data and physical security measures to help prevent unauthorized or unlawful access, disclosure, loss, destruction or damage. The Company accesses and uses personal data only for legitimate business purposes and maintains appropriate access controls and use limitations. Only those individuals who need the data to accomplish a business objective should have access to personal data and only for as long as they need it to accomplish the objective.

You are required to follow all applicable privacy, information security and data protection laws that govern the handling, use and retention of personal data, which means any information that, standing alone or in connection with other data, could be used to identify the individual to whom the information relates. Some information is particularly sensitive personal data, such as health information, government identification numbers and compensation data, and is subject to even further protections.

Any collection, storage, processing, transfer, sharing or use of personal data must be done in a manner that protects such data from inadvertent or unauthorized access, use, disclosure, loss, destruction or damage, and any authorized disclosure or use must be in compliance with local laws.

Use of Company Name and Resources; Electronic Communications

The Company provides resources such as computers, phones and other physical assets to enable you to conduct business. While you are permitted limited, reasonable and personal use of these assets, such personal use should not detract from the performance of your duties or violate any Company policy or applicable law.

You must never use a Company screen name, email account, or affiliation in advertising or promotional material, including via social media (except on behalf of the Company), without the Company's express, written permission. Further, you must not use these resources to improperly disclose or misuse the Company's confidential information, conduct illegal activities, access or download obscene or sexually explicit material, or communicate discriminatory, harassing or threatening messages. You have no expectation of personal privacy in connection with the use of Company resources unless otherwise permitted by law. The Company reserves all rights, to the fullest extent permitted by applicable law, to monitor and review any messages, internet browsing history and other information sent, received or viewed using Company resources.

Do	Do Not
• Keep personal data secure and confidential at all times • Maintain accuracy of personal data • Only collect data that is relevant to the purpose for which it is collected	• Share personal data with anyone who does not have a relevant and legitimate business responsibility related to the data • Retain personal data longer than necessary to complete business objectives or meet legal requirements • Transfer data outside the country in which it was collected without guidance from Compliance • Use social media to disclose confidential or proprietary information about the Company, its employees or its members

Records Management

In the course of its business, the Company produces and receives large numbers of records, both paper and electronic. You are required to comply with the policy regarding how long you should retain records and when and how you should dispose of them. The Company's policy is to identify, maintain, safeguard and destroy or retain, as applicable, all records in the Company's possession on a systematic and regular basis.

If you are notified that documents and records in your possession are relevant to any pending or contemplated litigation or an investigation or audit, do not alter, delete or destroy the records, and follow the guidelines set forth in the notification. This may require you to affirmatively preserve from destruction all relevant records that, without intervention, would automatically be destroyed or erased (such as emails and voicemail messages). Destruction of such records, even if inadvertent, could seriously prejudice the Company.

Refer to the Employee Handbook for more information about maintaining books and records and other record management policies.

Responding to Inquiries

To ensure that the Company speaks with one voice and has a consistent message, only designated spokespersons within the Company are authorized to make certain statements to the public on behalf of or about the Company. If you are contacted by anyone outside the Company seeking information about the Company and you have not been expressly authorized by the Chief Executive Officer or the Chief Financial Officer to provide such information, you should refer the request to the Chief Financial Officer or Investor Relations. Requests for information from regulators or the government should be referred to the General Counsel.

COMPLY WITH APPLICABLE LAWS, REGULATIONS AND RULES

Accurate Books and Records

All Company documents must be completed accurately and in a timely manner, including all personnel, time, safety, travel and expense reports. When applicable, documents must be properly authorized. You must not make false or misleading entries, records or documentation.

The Company's financial activities must be recorded in compliance with all applicable laws and accounting practices, and the Company's internal controls, to enable full, fair, accurate, timely and understandable disclosures.

Refer to the Employee Handbook for more information about maintaining books and records and other record management policies.

Insider Trading

You are generally prohibited by Company policy and by law from buying or selling publicly traded securities for any purpose at a time when you are in possession of "material nonpublic information." This conduct is known as "insider trading." Passing such information on to someone who may buy or sell securities – known as "tipping" – is also illegal. Information is considered "material" if there is a substantial likelihood that a reasonable investor would consider it important in making a decision to buy, sell or hold a security.

Under the Company's Insider Trading Policy, officers, directors and certain employees are also subject to blackout periods during which they are generally prohibited from buying or selling Company stock or other derivative Company securities.

Examples of Material Information

- Financial results or internal financial information
- A significant expansion or curtailment of operations
- Major changes in lines of business, including significant new services or products
- Significant financing transactions or borrowings, such as a significant drawdown on a credit facility or a securities offering
- Matters relating to cash dividends, stock repurchases or stock splits
- Major transactions, such as mergers, tender offers or acquisitions of other companies, or major purchases or sales of assets
- Change in the auditor or a significant notification from an auditor
- Major changes in directors or senior management
- Major litigation, expected major litigation and related developments
- Significant internal or external investigations, including government investigations, and related developments

See the Company's Insider Trading Policy for more information.

Anti-Money Laundering

Money laundering is the process by which individuals or entities move criminal funds through the financial system in order to hide traces of their criminal origin or otherwise try to make these funds look legitimate. The Company is committed to complying fully with all applicable anti- money laundering laws.

Examples of Money Laundering "Red Flags"

- Payments made in currencies other than those specified in the invoice
- Attempts to make large payments in cash (i.e., physical currency)
- Payments made by or to a third party not involved in the contract or an account other than the normal business relationship account
- Requests or attempts to make payments for each invoice or group of invoices through multiple forms of payment
- Requests to make an overpayment

Fair Dealing

The Company depends on its reputation for quality, service and integrity. You are required to deal truthfully with the Company's customers and business partners, without manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. You must not make false or misleading statements about the Company's competitors or their products or services.

Government Investigations

It is the Company's policy to reasonably cooperate with legitimate government investigations. Unless prohibited by law, you must promptly notify the General Counsel of any government investigations or inquiries from government agencies concerning the Company.

You must not (a) obstruct lawful collection of information, data, or records by, or (b) lie or make misleading statements to government agencies of applicable jurisdiction. You must not attempt to prevent any other person from providing accurate information to such government agencies, or retaliate against any person for doing so.

You must immediately notify the Company if you are accused of, arrested or indicted for, or convicted of any action involving allegations of fraud, dishonesty, or violations of applicable securities laws or regulations (including, for example, money laundering, securities fraud, or the U.S. Foreign Corrupt Practices Act). You must also disclose any involvement in any law enforcement agency's or securities regulator's investigations or indictments, as well as any private actions alleging dishonesty, fraud, or violations of the securities laws.

Bribery and Corruption

Offering or paying bribes to win business or obtain an unfair advantage is unacceptable no matter where

the Company is doing business, even if business is lost or difficulties are encountered as a result (for example, delays in obtaining permits or licenses). Offering, paying, accepting or soliciting bribes, kickbacks, payoffs, inducements and other corrupt payments may expose individuals and the Company to civil and/or criminal liability.

A "bribe" is anything of value offered, promised or given directly or indirectly to improperly influence the actions of a third party in order to obtain or retain business or gain a business advantage. Bribes may include money in any form (including cash equivalents), gifts, travel or other expenses, entertainment or other hospitality, below-market loans, discounts, favors, business or employment opportunities, political or charitable contributions, or any direct or indirect benefit. The Company does not permit "facilitating payments" to expedite the routine performance of legitimate duties, except in extraordinary circumstances as approved by the General Counsel.

You must not engage in corruption, extortion or embezzlement in any form with any third party, public or private, whether offered, paid, accepted or solicited directly by the Company's employees or indirectly through third parties. You must not use agents, consultants, independent contractors or other third parties to do indirectly what you cannot do directly under this Code or applicable laws, rules and regulations.

Gifts and Entertainment

Gifts and entertainment can foster positive business relationships but may create an inappropriate expectation or feeling of obligation or give rise to a conflict of interest. Care must be exercised when giving gifts or extending hospitality to avoid being perceived as trying to influence a decision or outcome. You are required to understand and abide by this Code and the law when offering or accepting any gifts or entertainment from customers, suppliers, other business partners, government officials or their family members.

You are required to obtain approval from the General Counsel when offering or accepting gifts or entertainment (a) of any amount to any government official and (b) exceeding $100 in value.

When working with potential or existing government customers, it is critical that you abide by the various laws, regulations and rules that apply to government contract work. These rules are often much more strict and complex than those that govern the Company's sales to commercial customers. If you work on projects involving government agencies, it is your responsibility to know and follow the particular rules that apply to those customers and their projects.

Do	Do Not
• Only accept unsolicited gifts and entertainment that are customary and commonly accepted, not excessive in value and given and accepted without an express or implied understanding that you are in any way obligated by your acceptance of the gift or entertainment • Ensure that any gifts and entertainment offered by the Company are in connection with Company business, in good taste, customary and commonly accepted, and not excessive in value	• Accept any gifts or entertainment that could influence or be perceived to influence their business decisions on behalf of the Company • Request or ask for gifts or entertainment from people doing business with the Company • Accept any gift of cash or cash equivalents (including gift certificates, securities, below-market loans, etc.) in any amount • Offer any gift or entertainment that would violate the other party's gift and entertainment policy

Competition Laws

Competition laws are designed to promote a free and open marketplace by prohibiting arrangements with competitors that restrain trade. You must not enter into any anti-competitive arrangements, such as agreements with competitors that affect prices, costs, terms or conditions of sale, the markets in which you and/or they will compete, or customers or suppliers with whom you and/or they will do business.

Trade Controls

You are required to comply with all applicable trade laws and economic sanctions laws and regulations. These laws generally apply to the import, export and transfer of certain products and technology by U.S. companies.

Environment and Human Rights

The Company is committed to creating economic value for shareholders and customers through sustainable practices that protect the long-term well-being of the environment, the Company's employees and the communities in which the Company operates.

You are required to comply with all applicable environmental laws, regulations and standards, and minimize any adverse impact on the environment. You must also endeavor to conserve natural resources and energy, and reduce or eliminate waste and the use of hazardous substances.

To enable the Company to conduct business in a way that respects and upholds fundamental human rights, you are required to comply with laws, regulations and standards that relate to human rights topics such as equal employment opportunities, freedom of association, child and forced labor, human trafficking and health and safety. See the "Maintaining a Safe and Fair Workplace" section above for more information.

Neither the adoption of this Code nor any description of its provisions constitutes a representation of

full compliance with this Code. This Code does not, in any way, constitute an employment contract or an assurance of continued employment. This Code is not intended to create any third-party rights and should not be construed to do so.

* * * * * * *

CERTIFICATION

I hereby certify that I have received and read ChronoScale Holdings Corporation's Code of Conduct (the "Code"). I understand the Code's contents and am in compliance with the Code and agree to continue to comply with the Code.

____
Signature

Printed Name __________________________

Title _______________________________

Date _______________________________

AMENDED & RESTATED
INSIDER TRADING POLICY
CHRONOSCALE HOLDINGS CORPORATION

As adopted by the Board of Directors on August 6, 2026

This Amended and Restated Insider Trading Policy (this "Policy") of ChronoScale Holdings Corporation (the "Company"), first adopted on June 29, 2026, has been amended and restated in its entirety on the date set forth above (the "Effective Date") and adopted by the Board of Directors of the Company (the "Board") on such date.

This Policy is designed to prevent insider trading or allegations of insider trading, protect the Company's reputation for integrity and ethical conduct and to assist Covered Persons (as defined below) in complying with their obligations under the federal securities laws. You must read, sign and retain a copy of this Policy and, annually, or otherwise upon request by the Company, re-acknowledge it. Please address questions to the person designated by the Board for the administration of this Policy from time to time (the "Compliance Officer"), or such other person who may be designated from time to time by the Board. The initial Compliance Officer is the Company's Chief Financial Officer. The Company expects to hire a General Counsel or Chief Legal Officer, and once that hire is completed, that person will become the Compliance Officer for purposes of this Policy, unless otherwise determined by the Board.

WHO IS SUBJECT TO THIS POLICY?

(1) Company Insiders.

"Company Insiders" refers to all directors, officers and employees of the Company. The Company may also designate, from time to time, certain consultants and independent contractors as Company Insiders. If you are receiving this Policy, you are considered a Company Insider. The use of "you" and "your" throughout this Policy speaks directly to Company Insiders.

(2) Family Members and others living in your household.

"Family Members" refers to any of the following:

- Any of your relatives, such as a child, stepchild, grandchild, parent, stepparent, aunt, uncle, niece, nephew, grandparent, spouse, sibling and in-law, and any other person typically considered a relative, in each case, whose Trading (as defined below) you either direct or control; and
- Anyone who lives in your household, whether or not they are your relative, and whether or not you either direct or control their Trading.

You are responsible for your Family Members' Trading and therefore should inform your Family Members of the need to obtain your approval before they Trade in Company Securities (as defined below).

(3) Controlled Entities.

"Controlled Entities" are any entities or accounts, including corporations, partnerships, retirement plans or trusts, which are under your direction or control, or where you or a Family Member are a beneficiary. Trading by Controlled Entities should be treated as if you Traded directly yourself.

(4) Covered Persons.

"Covered Persons" refers to Company Insiders and their Family Members and Controlled Entities.

WHAT IS ILLEGAL AND PROHIBITED INSIDER TRADING?

Generally, illegal and prohibited insider trading occurs when a person who is aware of **material nonpublic information** about a company buys or sells, or engages in transactions with (e.g. hedging, shorting, swaps, etc.), that company's securities or provides material nonpublic information to another person who may Trade on the basis of that information.

Material Information

Material information is information that a reasonable investor would consider important in making an investment decision (i.e., a decision to buy, hold, or sell securities) or information that would have been viewed by the reasonable investor as having significantly altered the 'total mix' of information made available to them.

Any information that could be expected to affect the Company's stock price, whether it is positive or negative, should be considered material. Material information is not limited to information of a financial nature; rather, material information can relate to virtually any aspect of the Company's business. Material information is also not limited to historical facts. You can be in possession of material information with respect to a future event, such as a merger, acquisition or introduction of a new product.

There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- Projections of future earnings or losses, or other earnings guidance;
- Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
- A pending or probable merger, acquisition, or tender offer;
- A pending or probable acquisition or disposition of a significant asset;
- A pending or probable financing transaction or securities offering;
- The gain or loss of a significant customer or supplier;
- The entering into, modifying or waiving a material term under a material lease or other significant contract;

- Any positive or negative changes to, or any disruptions or damage to, the Company's facilities, equipment or property, which is reasonably expected to have a material impact on the Company's financial results, operations or condition;
- Any interruption in the electrical power or other utilities that supply the Company's facilities, which is reasonably expected to have a material impact on the Company's financial results, operations or condition;
- A pending or probable significant joint venture;
- Any approvals, rejections or modifications to zoning or other land use approvals or laws that may have a significant effect on the Company or its properties;
- A significant company restructuring;
- Significant related party transactions;
- Cybersecurity incidents;
- A change in dividend policy or the declaration of a stock split;
- Bank borrowings or other financing transactions out of the ordinary course of business involving significant proceeds or obligations;
- The establishment of a repurchase program for Company Securities;
- Major marketing changes;
- A change in senior management;
- A change in auditors or notification that the auditor's reports may no longer be relied upon;
- Development of a significant new property, process, or service which is reasonably expected to have a material impact on the Company's financial results, operations or condition;
- Pending or threatened significant litigation, or the resolution of such litigation;
- Impending bankruptcy or the existence of severe liquidity problems; or
- The imposition of a ban on Trading in Company Securities or the securities of another company.

If you are unsure whether information is material, you should consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to Trade in or recommend securities to which that information relates. The Compliance Officer's approval or disapproval of a trading clearance is binding on the individual requesting trading clearance and can only be modified in writing by the Board or the Audit Committee.

Nonpublic Information

Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through a press release disseminated through newswire services, a broadcast on widely available internet, radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the Securities and Exchange Commission (the "SEC") that are available on the SEC's website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company's employees, or if it is only available to a select

group of analysts, brokers, institutional investors or industry participants. For example, discussions between the Company and another company about a potential business deal that has not yet been publicly announced would be considered nonpublic information.

Once information is widely disseminated, it is still necessary to afford the investing public sufficient time to digest the information. As a general rule, information should not be considered fully digested by the marketplace until forty-eight (48) hours after the information is released. If, for example, the Company were to make an announcement before market hours on a Monday morning, the information typically would not be considered digested until pre-market on Wednesday morning. Depending on the particular circumstances, the Company may determine that information has been digested sooner or later than this forty-eight (48) hour period.

As a general rule, no Trades should take place prior to the completion of this forty-eight (48) hour period. As described in more detail below, you are also required to obtain pre-clearance for any Trade. If you would like to seek pre-clearance prior to the completion of the forty-eight (48) hour period, you may do so in accordance with the "Pre-Clearance Procedures" section of this Policy, but the Compliance Officer has no obligation to grant such pre- clearance. If the Compliance Officer grants pre-clearance for any particular Trade, the Compliance Officer has no obligation to grant pre-clearance for any similar or other Trade. If pre-clearance has been granted for another Covered Person, that does not mean your contemporaneous Trade has also been pre-cleared or approved; each Covered Person's Trade must be pre-cleared.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

TRANSACTIONS SUBJECT TO THIS POLICY

This Policy applies to any and all transactions in Company Securities, including common stock, preferred stock, options to purchase common stock, securities that are convertible into common stock or preferred stock of the Company or any other securities that the Company may issue, as well as derivative securities that are not issued by the Company such as exchange-traded put or call options or swaps relating to the Company's securities (collectively, "Company Securities"). Transactions subject to this Policy include sales, purchases, gifts (see discussion on gifts below), pledges, hedges, and other acquisitions, dispositions, or transfers of securities, in each case, directly or indirectly (each of the foregoing transactions, a "Trade" or "Trading" within the meaning of this Policy). This Policy also applies to Restricted Issuers. See "Prohibition on Illegal Insider Trading".

Gifts

For purposes of this Policy, gifts or other transfers to Family Members, whether for estate planning or otherwise, or to charities or other third parties, are considered "Trading" within the meaning of this Policy. Gifts are subject to the requirements and restrictions outlined in this Policy and require pre-clearance in accordance with the "Pre-Clearance Procedures" section of this Policy.

Pre-Clearance

As described in more detail below in the "Pre-Clearance Procedures" section of this Policy, all Covered Persons are prohibited from Trading in Company Securities (or securities of a company set forth on the Restricted Issuer List) without first obtaining pre-clearance of the Trade in accordance with the "Pre-Clearance Procedures" section of this Policy. The transactions described in the "Exempt Transactions" section of this Policy do not require pre-clearance.

Prohibition on Illegal Insider Trading

No Trading on Material Nonpublic Information. If you are aware of material nonpublic information about the Company or Company Securities, you may not Trade Company Securities, except as otherwise specified in this Policy (see "Exempt Transactions" below). Moreover, if you, in the course of performing your work duties for the Company, learn of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship with the Company (a "Related Company"), then you may not Trade in, take advantage of, or share such information about that Related Company's securities until the information becomes public or is no longer material. In addition, the Compliance Officer shall at all times maintain a Restricted Issuer List (the "Restricted Issuer List"), which the Compliance Officer shall periodically evaluate, update as necessary, and disseminate internally from time to time, but not less often than once a quarter. All Covered Persons shall be prohibited from Trading in the securities of any company on the Restricted Issuer List during the quarterly and annual blackout periods for such company. In addition, during event specific blackouts for any such company, (i) the Company's directors, (ii) the Company's C-Suite officers, and (iii) all other individuals who have access to information about the specific transaction involving such company or who have been notified thereof by the Compliance Officer, shall be presumed to possess Material Nonpublic Information and shall be prohibited from Trading in such company's securities until such company's event specific blackout has been lifted, which shall be communicated promptly to all individuals in (i) through (iii) above by the Compliance Officer. Any company set forth on the Restricted Issuer List shall be deemed a "Related Company" for purposes of this Policy.

No Tipping. If you are aware of material nonpublic information about the Company, or if you are aware of material nonpublic information about a Related Company that you learned in the course of performing your work duties for the company, you may not communicate or pass ("Tip") that information on to persons within the Company whose jobs do not require them to have that information, or to persons outside the Company, including Family Members, Controlled Entities, friends or anyone else. The federal securities laws impose liability on any person who Tips or communicates (the "Tipper") material nonpublic information to another person or entity (the "Tippee") who then Trades on the basis of the information. Penalties may apply regardless of whether or not the Tipper Trades or derives any benefits from the Tippee's Trading activities.

Blackout Periods. Trading is prohibited during Blackout Periods or event specific Trading restrictions, as described in more detail in the "Quarterly Trading Restrictions" and "Event Specific Black-Out Procedures" sections below.

Additional Prohibited Transactions. All Covered Persons are prohibited from engaging in the following transactions in Company Securities:

Short Sales. Neither you, your Family Members or your Controlled Entities may sell any Company Securities that are not owned by such person at the time of the sale (a "short sale"), including a sale with delayed delivery (a "sale or short against the box").

Standardized Options. An "option" is the right either to buy or sell a specified amount or value of a particular underlying interest at a fixed exercise price by exercising the option before its specified expiration date. An option which gives a right to buy is a "call" option, and an option which gives a right to sell is a "put" option. Standardized options (which are so labeled as a result of their standardized terms) offer the opportunity to invest using substantial leverage and therefore lend themselves to significant potential for abusive Trading on material inside information. Standardized options also expire soon after issuance and thus necessarily involve short-term speculation, even where the date of expiration of the option makes the option exempt from certain SEC restrictions. The writing of a call or the acquisition of a put also involves a "bet against the company" and therefore presents a clear conflict of interest for you. As a result, you, your Family Members or your Controlled Entities may not Trade in standardized options relating to Company Securities at any time.

Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow you to lock in much of the value of your stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow you to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, you may no longer have the same objectives as the Company's other shareholders. Therefore, neither you, your Family Members or your Controlled Entities may engage in any such transactions.

Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Securities pledged or hypothecated as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when you are aware of material nonpublic information or otherwise are not permitted to Trade in Company Securities, neither you, your Family Members nor your Controlled Entities may hold Company Securities in a margin account or pledge Company Securities as collateral for a loan unless such transaction has been pre-approved by the Compliance Officer.

Exempt Transactions

Stock Option Exercises. This Policy does not apply to the exercise of any stock option acquired pursuant to the Company's equity plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply to any sale of stock as part of a broker-assisted cashless exercise of an option (to the extent that such an exercise is permitted under the Company's equity plans and applicable stock exchange rules and policies), or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

Restricted Stock Awards. This Policy does not apply to the vesting of restricted stock (if, as and when issued by the Company), or of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. This Policy, however, would apply to any market sale of restricted stock (if any becomes issued).

401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company's stock fund; (b) an election to change the investments in Company Securities or securities of a Related Company in your 401(k) pan; (c) an election to make an intra-plan transfer of an existing account balance into or out of the Company's stock fund; (d) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance; and (e) an election to pre-pay a plan loan if the pre- payment will result in allocation of loan proceeds to the Company's stock fund. Trades in any other benefit plan are subject to this Policy.

Transactions with the Company. This Policy does not apply to the purchase of Company Securities from the Company or the sale of Company Securities to the Company.

Except for above, there are no Trading exemptions to this Policy. Securities laws do not recognize any mitigating circumstances. Trades that may be necessary or justifiable for independent reasons (such as in the case of an emergency), or small Trades, or Trades to pay your taxes, are not permitted.

PRE-CLEARANCE PROCEDURES

All Covered Persons are prohibited from Trading in Company Securities (and, if applicable to such Covered Person, in securities of any company set forth on the Restricted Issuer List) without first obtaining pre-clearance of the transaction from the Compliance Officer (i.e., a Company Insider is required to get pre-clearance for Trades on behalf of his or her Family Members or Controlled Entities). A request for pre-clearance must be submitted in writing to the Compliance Officer at least two (2) business days in advance of the proposed Trade by submission of the Trade Pre-Clearance Request Form attached here as Addendum A. The Compliance Officer is under no obligation to approve a Trade submitted for pre-clearance, and may determine not to permit the Trade, even if similar or other Trades have been pre-cleared.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company (or a company set forth on the Restricted Issuer List) and should describe fully those circumstances to the Compliance Officer. The requestor should also indicate whether he or she has effected any non-exempt "opposite-way" transactions within the past six (6) months and should be prepared to report the proposed Trade on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file a Form 144, if necessary, at the time of any sale.

If a Covered Person seeks pre-clearance and permission to engage in the Trade is denied, then such Covered Person must refrain from initiating any Trade in Company Securities (or securities of a company set forth on the Restricted Issuer List) and should not inform any other person of the restriction. All Trades in Company Securities (or securities of a company set forth on the Restricted Issuer List) are prohibited unless and until the Covered Person receives written confirmation from the Compliance Officer that the proposed Trade has been approved. Approvals are effective for five (5) business days after receipt of written approval (if such approval is not otherwise rescinded) and the Trade must be completed within this period (or a new approval must be obtained). Once the Blackout Period begins (or upon the notification of an event specific Trading restriction), any approval for Trades that were previously pre-cleared are automatically rescinded and all pending pre-clearance requests are automatically deemed denied.

QUARTERLY TRADING RESTRICTIONS

The Company has designated the following groups of individuals as part of the Company's "Blackout Group." The Compliance Officer will notify you in writing (or by email) if you are part of the Blackout Group.

- All (i) members of the Company's Board of Directors and (ii) officers (as defined in Rule 16a-1(f) of the Exchange Act) of the Company (i.e. the Company's Section 16 filing persons)

- All employees within the Finance, Accounting, Investor Relations and Legal functions.

- All other employees in any function who have visibility to the Company's earnings information, including earnings information at the subsidiary level, as well as the Company level (if you are unsure about whether you have visibility to the earnings information, please speak with your manager and, as necessary and appropriate, your manager may contact the Compliance Officer to further discuss).

- Such other persons as may be designated from time to time by the Compliance Officer.

Members of the Blackout Group may not Trade any Company Securities (other than as specified by this Policy), during a "Blackout Period." A Blackout Period begins on the trading day two (2) weeks prior to the end of each fiscal quarter and ends forty-eight (48) hours following the time of the public release of the Company's earnings results for that quarter. In other words, these persons may only conduct transactions in Company Securities during the "Window Period" beginning on the third (3rd) day following the public release of the Company's quarterly earnings and ending at the close of business on the trading day two weeks prior to the end of the next fiscal quarter.

For example, if an earnings release were published at 4:15PM (New York time) on a Tuesday, the Blackout Period would end with the market open that Friday morning, or if an earnings release were published on a Monday at 8:15AM (New York time), then the Blackout Period would end at market open that Wednesday morning.

EVENT-SPECIFIC BLACK-OUT PROCEDURES

From time to time, an event may occur that is material to the Company and is known by only a few Company Insiders. So long as the event remains material and nonpublic, certain Company Insiders who are aware of the event may be designated by the Compliance Officer as restricted from Trading. In that situation, the Compliance Officer will notify these Covered Persons in writing (or by email) that they should not Trade in Company Securities, whether or not the Compliance Officer discloses the reason for the restriction. For so long as the event remains material and nonpublic, the Company Insiders designated by the Compliance Officer may not Trade Company Securities. In addition, the Company's financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, designated Covered Persons should refrain from Trading in Company Securities even sooner than the typical Blackout Period described above. The existence of an event-specific Trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not Trade due to an event-specific restriction, you should not Trade while aware of material nonpublic information. Exceptions will not be granted during an event-specific Trading restriction period.

RULE 10b5-1 PLANS

Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, provides an affirmative defense, under certain conditions, against allegations that a Company Insider Traded in Company Securities (or securities of a company set forth on the Restricted Issuer List) while aware of material nonpublic information. Among other things, Rule 10b5-1 requires the use of a contract, instruction or plan that meets certain conditions specified in Rule 10b5-1 (a "10b5-1 Plan").

Company Insiders are prohibited from entering into a 10b5-1 Plan during (i) a Blackout Period, (ii) when they are subject to an event specific Trading restriction, or (iii) at any time when they are aware of material, nonpublic information about the Company (or a company set forth on the Restricted Issuer List). Pre-clearance is required prior to entry into a 10b5-1 Plan, termination of a 10b5-1 Plan, or a modification of a 10b5-1 Plan. A copy of a 10b5-1 Plan must be submitted to the Compliance Officer for review and pre-clearance at least three (3) business days prior to the anticipated entry into a 10b5-1 Plan. The 10b5-1 Plan document must be reviewed and pre-cleared by the Compliance Officer prior to being signed by the Company Insider. The Company has discretion to refuse approval of any 10b5-1 Plan document for any reason and need not provide any reason for such refusal to the Company Insider. Once a 10b5-1 Plan is adopted, the Company Insider must not exercise any influence over the amount of securities to be Traded, the price at which they are to be Traded, or the date of any Trade. The 10b5-1 Plan must include a cooling-off period consistent with applicable SEC rules before Trading can commence.

POST-TRADE REPORTING

You are required to report to the Compliance Officer any Trade in Company Securities (or securities of a company set forth on the Restricted Issuer List) by you, your Family Members or Controlled Entities no later than the business day following the date of your Trade. Each report you make should include the date of the Trade, quantity, price, and broker through which the Trade was effected. This reporting requirement may be satisfied by sending (or having your broker send) duplicate confirmations of Trades to the Compliance Officer if such information is received by the required date.

The foregoing reporting requirement is designed to help monitor compliance with these procedures and to enable the Company to help those persons who are subject to reporting obligations under Section 16 of the Securities Exchange Act of 1934, as amended, to comply with such reporting obligations. Each officer and director, however, and not the Company, is personally responsible for ensuring that his or her Trades do not give rise to "short swing" liability under Section 16 and for filing timely reports of Trades with the SEC.

THE CONSEQUENCES OF VIOLATING THIS POLICY

Trading of Company Securities (or securities of a company set forth on the Restricted Issuer List) while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then Trade in Company Securities (or securities of a company set forth on the Restricted Issuer List), is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys, and state enforcement authorities as well as the laws of foreign jurisdictions. Punishment for insider trading violations is severe, and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who Trade, or who Tip information to others who Trade, the federal securities laws also impose potential liability on companies and other "controlling persons" (such as directors, officers and other supervisory personnel) if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, your failure to comply with this Policy may subject you to Company-imposed sanctions, including dismissal for cause, whether or not your failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish your reputation and irreparably damage a career.

POST-TERMINATION TRADES

This Policy continues to apply to Company Insiders even after the Company Insider ceases to be a Company Insider. If you are aware of material, nonpublic information when your employment or service relationship terminates, you may not Trade in Company Securities (or securities of a company set forth on the Restricted Issuer List) until that information has become public or is no longer material.

REPORTING OF VIOLATIONS

If any person knows or has reason to believe that this Policy has been or may be violated, the person should bring the actual or potential violation to the attention of the Compliance Officer.

MODIFICATIONS AND WAIVERS

The Company reserves the right to amend or modify the procedures set forth herein at any time. Waiver of any provision of this Policy in a specific instance may be authorized in writing by the Audit Committee, with the advice of outside counsel (with all interpretations to be made by the Audit Committee and/or the Board of Directors.

This document states a policy of the Company and is not intended to be regarded as the rendering of legal advice. This Policy is intended to promote compliance with existing law and is not intended to create or impose liability that would not exist in the absence of this Policy.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of this Policy. The undersigned has read and understands (or has had explained) this Policy and agrees to be governed by this Policy at all times and the confidentiality of nonpublic information.

____
(Signature)

____
(Please print name)

Date: ____________________

CHRONOSCALE HOLDINGS CORPORATION
TRADE PRE-CLEARANCE REQUEST FORM

NOTE: All Trades in Company Securities must be pre-cleared by the Compliance Officer designated in the Policy, or such other person who is designated by the Board of Directors of the Company. A request for pre-clearance should be submitted to the Compliance Officer at least two (2) business days in advance of the proposed Trade. All Trades in Company Securities are prohibited unless and until you receive written confirmation from the Compliance Officer that your proposed Trade has been approved. Approvals are effective for five (5) business days after receipt of written approval (if such approval is not otherwise rescinded) and the Trade must be completed within this period (or a new approval must be obtained). If you received pre-clearance for a Trade, and then a Blackout Window, or an event specific Trading restriction, begins before the Trade is executed, all of your previously pre-cleared Trades are automatically rescinded and all pre-clearance requests are deemed revoked and retroactively denied.

Name:___________________________________

Date of Request:___________________________

Please check one of the below boxes and fill in the share numbers:

[ ] I hereby request clearance to purchase up to ________________ shares of common stock of ChronoScale Holdings Corporation

[ ] I hereby request clearance to sell up to ___________________ shares of common stock of ChronoScale Holdings Corporation

By signing below, the undersigned acknowledges and agrees that (i) the undersigned has received a copy of the ChronoScale Holdings Corporation Insider Trading Policy dated August 6, 2026 (the "Policy"), (ii) the undersigned will comply with the terms of the Policy, (iii) the undersigned is not in possession of material non-public information concerning the Company, and (iv) the undersigned will comply with all applicable laws in connection with the proposed Trade, including, but not limited to, insider trading laws.

Signature:____________________________________

If your Trade request is approved, you will receive a copy of this form countersigned by the Compliance Officer.

Accepted and Approved:

____
Compliance Officer

Date of Approval:______________________

Exhibit No. 21.1

SUBSIDIARIES

Name	**Jurisdiction of Incorporations**
ChronoScale Holdings Corporation	Nevada
ChronoScale Corporation	Nevada
ChronoScale Intermediate LLC	Nevada
SAI Computing LLC	Delaware
Ekso Bionics, Inc.	Delaware
Ekso Bionics GmbH	Germany
Ekso Bionics (Asia) Pte. Ltd.	Singapore

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (File No. 333-297176) and Form S-8 (File No. 333-297323) of our report dated August 19, 2026 with respect to the consolidated financial statements of ChronoScale Holdings Corporation included in this Annual Report on Form 10-K for the year ended May 31, 2026.

/s/ CBIZ CPAs P.C.

New York, NY
August 19, 2026

Exhibit No. 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002 (18 U.SC SECTION 1350)

I, Ying Cenly Chen, certify that:

1. I have reviewed this annual report on Form 10-K of ChronoScale Holdings Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: August 19, 2026

/s/ Ying Cenly Chen

Name: Ying Cenly Chen

Chief Executive Officer (Principal Executive Officer)

Exhibit No. 31.2

**CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT
TO SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002
(18 U.SC SECTION 1350)**

I, Jerome Wong, certify that:

1. I have reviewed this annual report on Form 10-K of ChronoScale Holdings Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: August 19, 2026

/s/ Jerome Wong
Name: Jerome Wong
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit No. 32.1

SECTION 906 CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended May 31, 2026 of ChronoScale Holdings Corporation (the “Company”) as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ying Cenly Chen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 19, 2026

/s/ Ying Cenly Chen

Name: Ying Cenly Chen

Chief Executive Officer (Principal Executive Officer)

Exhibit No. 32.2

SECTION 906 CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K for the fiscal year ended May 31, 2026 of ChronoScale Holdings Corporation (the “Company”) as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jerome Wong, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 19, 2026

/s/ Jerome Wong

Name: Jerome Wong

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Exhibit No. 97.1

Compensation Policy

As adopted on June 29, 2026

ChronoScale Holdings Corporation (the "**Company**") is committed to strong corporate governance. As part of this commitment, the Company's Board of Directors (the "**Board**") has adopted this clawback policy called the Compensation Recovery Policy (the "**Policy**"). The Policy is intended to further the Company's pay-for-performance philosophy and to comply with applicable law by providing for the reasonably prompt recovery of certain executive compensation in the event of an Accounting Restatement. Capitalized terms used in the Policy are defined below, and the definitions have substantive impact on its application so reviewing them carefully is important to your understanding.

The Policy, which was approved as of the date set forth above, is intended to comply with Section 10D of the Securities Exchange Act of 1934 (the "**Exchange Act**"), with Exchange Act Rule 10D-1 and with the listing standards of the national securities exchange (the "**Exchange**") on which the securities of the Company are listed. The Policy will be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act, Exchange Act Rule 10D-1 and with the listing standards of the Exchange, including any interpretive guidance provided by the Exchange.

In summary, the Policy provides rules related to the reasonably prompt recovery of certain incentive-based compensation received by Executive Officers. The application of the Policy to Executive Officers is not discretionary, except to the limited extent provided below, and applies without regard to whether an Executive Officer was at fault.

Persons Covered by the Policy

The Policy is binding and enforceable against all Executive Officers. "**Executive Officer**" means each individual who is or was ever designated as an "officer" by the Board in accordance with Exchange Act Rule 16a-1(f). Each current and future Executive Officer will be required to sign and return to the Company an acknowledgement that such Executive Officer will be bound by the terms and comply with the Policy. The failure to obtain such acknowledgement will have no impact on the applicability or enforceability of the Policy.

Administration of the Policy

The Compensation Committee of the Board (the "**Committee**") has full delegated authority to administer the Policy. The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. In addition, if determined in the discretion of the Board, the Policy may be administered by the independent members of the Board or another committee of the Board made up of independent members of the Board, in which case all references to the Committee will be deemed to refer to the independent members of the Board or the other Board committee. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

Events Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an "**Accounting Restatement**"), then the Committee must determine what compensation, if any, must be recovered.

Compensation Covered by the Policy

The Policy applies to certain **Incentive-Based Compensation** (certain terms used in this Section are defined below) that is **Received** on or after October 2, 2023 (the "**Effective Date**"), during the **Covered Period** while the Company has a class of securities listed on a national securities exchange. Such Incentive-Based Compensation is considered "**Clawback Eligible Incentive-Based Compensation**" if the Incentive-Based Compensation is Received by a person after such person became an Executive Officer and the person served as an

Executive Officer at any time during the performance period for the Incentive-Based Compensation. The Incentive-Based Compensation that must be recovered is the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts (such compensation, as computed without regard to any taxes paid, the "**Excess Compensation**," is referred to in the listings standards as "erroneously awarded incentive-based compensation").

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

"**Incentive-Based Compensation**" means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned until the Company's right to recover under the Policy has lapsed.

The following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Committee or Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

"**Financial Reporting Measures**" are measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive-Based Compensation is "**Received**" under the Policy in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date.

"**Covered Period**" means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company's fiscal year. The Company's obligation to recover Excess Compensation is not dependent on if or when the restated financial statements are filed.

"**Accounting Restatement Determination Date**" means the earliest to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Repayment of Excess Compensation

The Company must recover such Excess Compensation reasonably promptly and Executive Officers are required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover such Excess Compensation by requiring the Executive Officer to repay such amount to the Company by direct payment to the Company or such other means or combination of means as the Committee determines to be appropriate (these determinations do not need to be identical as to each Executive Officer). These means may include:

(a) requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c) offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Executive Officer;

(d) cancelling outstanding vested or unvested equity awards; and/or

(e) taking any other remedial and recovery action permitted by law, as determined by the Committee.

The repayment of Excess Compensation must be made by an Executive Officer notwithstanding any Executive Officer's belief (whether legitimate or non-legitimate) that the Excess Compensation had been previously earned under applicable law and therefore is not subject to clawback.

In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take any legal actions it determines appropriate to enforce an Executive Officer's obligations to the Company or to discipline an Executive Officer, including (without limitation) termination of employment, institution of civil proceedings, reporting of misconduct to appropriate governmental authorities, reduction of future compensation opportunities or change in role. The decision to take any actions described in the preceding sentence will not be subject to the approval of the Committee and can be made by the Board, any committee of the Board, or any duly authorized officer of the Company or of any applicable affiliate of the Company.

Limited Exceptions to the Policy

The Company must recover the Excess Compensation in accordance with the Policy except to the limited extent that the conditions set forth below are met, and the Committee determines that recovery of the Excess Compensation would be impracticable:

(a) The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements as such.

Other Important Information in the Policy

The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company's Chief Executive Officer and Chief Financial Officer, as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation.

Notwithstanding the terms of any of the Company's organizational documents (including, but not limited to, the Company's bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Executive Officer against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event the Company is required to recover Excess Compensation from an Executive Officer who is no longer an employee pursuant to the Policy, the Company will be entitled to seek such recovery in order to comply with

applicable law, regardless of the terms of any release of claims or separation agreement such individual may have signed.

The Committee or Board may review and modify the Policy from time to time.

If any provision of the Policy or the application of any such provision to any Executive Officer is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Executive Officer, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

The Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.